UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*
MarketAxess Holdings Inc.

(Name of Issuer)
Common Stock, par value $0.003 per share

(Title of Class of Securities)
57060D108

(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 3, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: TCV VI, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,333,746 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,333,746 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,333,746 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 2,778,122 shares of Common Stock and Warrants immediately exercisable for a total of 555,624 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		26,254 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		26,254 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,254 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 21,878 shares of Common Stock and Warrants immediately exercisable for a total of 4,376 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,360,000 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,360,000 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,360,000 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 2,800,000 shares of Common Stock and Warrants immediately exercisable for a total of 560,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,360,000 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,360,000 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,360,000 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 2,800,000 shares of Common Stock and Warrants immediately exercisable for a total of 560,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,360,000 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,360,000 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,360,000 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 2,800,000 shares of Common Stock and Warrants immediately exercisable for a total of 560,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,360,000 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,360,000 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,360,000 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 2,800,000 shares of Common Stock and Warrants immediately exercisable for a total of 560,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,360,000 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,360,000 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,360,000 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 2,800,000 shares of Common Stock and Warrants immediately exercisable for a total of 560,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: WILLIAM J.G. GRIFFITH IV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,360,000 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,360,000 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,360,000 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 2,800,000 shares of Common Stock and Warrants immediately exercisable for a total of 560,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,360,000 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,360,000 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,360,000 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 2,800,000 shares of Common Stock and Warrants immediately exercisable for a total of 560,000 shares of Common Stock.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of voting common stock, par value $0.003 per share (the “Common Stock”), of MarketAxess Holdings Inc., a Delaware corporation (“MarketAxess” or the “Company”). The Company’s principal executive offices are located at 140 Broadway, 42nd Floor, New York, NY 10005.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV VI, L.P., a Delaware limited partnership (“TCV VI”), (2), TCV Member Fund, L.P., a Delaware limited partnership (“Member Fund” and together with TCV VI, the “Purchasers”), (3) Technology Crossover Management VI, L.L.C, a Delaware limited liability company (“Management VI”) (4) Jay C. Hoag (“Mr. Hoag”), (5) Richard H. Kimball (“Mr. Kimball”), (6) John L. Drew (“Mr. Drew”), (7) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (8) William J.G. Griffith IV (“Mr. Griffith”), and (9) Robert Trudeau (“Mr. Trudeau”). TCV VI, Member Fund, Management VI, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
Management VI is the sole general partner of TCV VI and a general partner of Member Fund. The address of the principal business and office of each of TCV VI, Member Fund and Management VI is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau (collectively the “Management VI Members”) are the Class A Members of Management VI. The Management VI Members are each United States citizens. The present principal occupation of each is as a venture capital investor. The business address of each of the Management VI Members is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Pursuant to the terms of a Securities Purchase Agreement, dated June 2, 2008, by and among MarketAxess, TCV VI and Member Fund (the “Securities Purchase Agreement”), the Purchasers agreed to purchase (i) 34,726.525983 shares and 273.474017 shares, respectively, of the Company’s Series B Preferred Stock (the “Series B Preferred Stock”), par value $0.001 per share (the “Shares”), and (ii) warrants to purchase 694,530 shares and 5,470 shares, respectively, of Common Stock at an exercise price of $10.00 per share (the “Warrants” and, together with the Shares, the “Securities”). Each Share is initially convertible into 100 shares of Common Stock.
The Securities will be purchased in two tranches. In the first tranche, which closed on June 3, 2008, the Purchasers purchased (i) 27,781.220786 and 218.779214 Shares, respectively, and (ii) Warrants to purchase 555,624 and 4,376 shares of Common Stock, respectively. In the second tranche, the Purchasers will purchase (i) 6,945.305197 and 54.694803 Shares, respectively, and (ii) Warrants to purchase 138,906 and 1,094 shares of Common Stock, respectively. The closing of the second tranche is subject to customary closing conditions and to approval of the investment by the U. K. Financial Services Authority.
In consideration for the Securities, the Purchasers (i) paid to the Company $27,781,220.79 and $218,779.21, respectively, or $28,000,000 in the aggregate, at the closing of the purchase of the first tranche of Securities, and (ii) will pay to the Company $6,945,305.20 and $54,694.80, respectively, or $7,000,000 in the aggregate, at the closing of the purchase of the second tranche of Securities. The Purchasers will pay a combined purchase price of $35,000,000 to purchase all of the Securities.
The source of funds for the acquisition of the Securities was from capital contributions from the respective partners of each of the Purchasers.
ITEM 4. PURPOSE OF TRANSACTION.
Securities Purchase Agreement
The Purchasers agreed to purchase, and the Company agreed to sell, the Securities pursuant to the Securities Purchase Agreement. Pursuant to the terms of the Securities Purchase Agreement, the Purchasers have agreed that until the earlier to occur of the seventh anniversary of the date of the Securities Purchase Agreement and the first anniversary of the date on which the Purchasers no longer own any Securities or any of the shares of Common Stock underlying the Securities, the Purchasers and certain related entities will not at any time acquire beneficial ownership of more than 19.9% of the outstanding shares of Common Stock, treating the shares underlying the Securities as outstanding. During such time, however, the Purchasers may purchase additional shares of Common Stock in market transactions, privately negotiated transactions or otherwise (the “Permitted Purchases”) so long as such Permitted Purchases do not result in the Purchasers or such related entities acquiring beneficial ownership of more than 19.9% of the outstanding shares of Common Stock. In addition, during such period of time, subject to certain exceptions, the Purchasers have agreed not to publicly propose to enter into any merger or other business combination involving the Company or make or participate in any proxy solicitation for a change in the directors or management of the Company or in connection with a merger or acquisition of the Company.
The Securities Purchase Agreement also provides that if at any time following the approval by the U. K. Financial Services Authority of the Purchasers’ acquisition of the second tranche of Securities the Purchasers are not entitled to elect a Series B Director pursuant to the terms of the

Certificate of Designation (as described below), the Purchasers will have the right to nominate one member of the Company’s Board of Directors for so long as the Purchasers beneficially own at least 1,750,000 shares of Common Stock.
A copy of the Securities Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.
Certificate of Designation
The rights and privileges of the Shares are contained in the Certificate of Designation of Series B Preferred Stock of MarketAxess Holdings Inc. (the “Certificate of Designation”) The Purchasers, at each of their option, may convert their Shares at any time into the number of shares of Common Stock determined by dividing the initial issuance price for the Series B Preferred Stock, equal to $1,000.00 per share (the “Original Series B Issue Price”), by the Conversion Price (as such term is defined in the Certificate of Designation), which is initially set at $10.00 per share, plus cash in lieu of fractional shares. The Conversion Price is subject to certain anti-dilution adjustments related to stock splits, recapitalizations, mergers, reorganizations and similar transactions.
The Shares will be automatically converted into Common Stock at the then-applicable Conversion Price if, (i) at any time after the first anniversary of the original issuance of the Series B Preferred Stock, the closing price of the Common Stock is at least 175% of the Conversion Price on each trading day for a period of 65 consecutive trading days and (ii) within 60 days of such period, a registration statement covering the resale of the Common Stock to be issued upon conversion of the Series B Preferred Stock and referred to under the heading “Investor Rights Agreement” is effective, the holders of the Series B Preferred Stock are not restricted or prohibited from selling the shares of Common Stock to be received upon conversion of their Series B Preferred Stock pursuant to such registration statement, and the closing price of the Common Stock is at least 175% of the Conversion Price.
In the event of a Liquidation Event (as such term is defined in the Certificate of Designation), each holder of Series B Preferred Stock is entitled to receive, prior to any distribution to the holders of Common Stock, the greater of (i) an amount per share equal to the Original Series B Issue Price, plus any declared but unpaid dividends, and (ii) the amount such holder would have received in connection with the Liquidation Event if the holder held the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock then held by such holder. If the Company declares a dividend or distribution on shares of Common Stock, then the Company shall declare an additional dividend on each Share equal to the amount a holder of a Share would have received if such Share had been converted, at the then effective Conversion Price, into Common Stock immediately prior to the close of business on the record date for such dividend or distribution.
The Certificate of Designation provides that the holders of a majority of the Series B Preferred Stock will have the right to elect one member of the Company’s Board of Directors for so long as 17,500 shares of Series B Preferred Stock (or shares of Common Stock into which such shares are converted) remain outstanding (the “Series B Director”). Subject to approval by the U. K. Financial Services Authority of the Purchaser’s acquisition of the second tranche of Securities, the Purchasers expect to elect a Series B Director effective upon the closing of such acquisition or shortly thereafter.
The holders of the Series B Preferred Stock have the right to vote on any matter submitted to a vote of the holders of Common Stock and are entitled to vote that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Series B Preferred Stock. For so long as at least 10,500 shares of Series B Preferred Stock are outstanding, an affirmative vote of the majority of the holders of the Series B Preferred Stock is required for the Company to (i) authorize, create or issue any equity, certain debt or other securities superior to or on parity with the Series B Preferred Stock, (ii) increase or decrease the number of authorized shares of Series B Preferred Stock, (iii) amend, waive or repeal the Company’s certificate of incorporation or bylaws in a way that adversely affects the Series B Preferred Stock, and (iv) pay any dividends or distribution on the Common Stock or other capital stock of the Company unless after the payment of such dividends or distribution the Company will have an amount of Net Unrestricted Cash (as such term is defined in the Certificate of Designation) greater than the liquidation preference of the then outstanding shares of Series B Preferred Stock.
A copy of the Certificate of Designation is attached hereto as Exhibit 3 and is incorporated by reference herein.
Investor Rights Agreement
The Company and the Purchasers entered into an Investor Rights Agreement dated June 2, 2008 (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the Company has agreed to register the resale of the shares of Common Stock issuable upon conversion of the Shares and upon exercise of the Warrants (the “Registrable Securities”) and, within six months after the closing of the first tranche, to file with the Securities and Exchange Commission a registration statement to register the resale of the Registrable Securities and cause such registration statement to become effective no later than twelve months after such closing. The Company has agreed to keep the registration statement effective until the Purchasers no longer own any shares of Common Stock issued or issuable upon conversion or exercise of the Shares or Warrants, as applicable, subject to the Company’s right to suspend the effectiveness of the registration statement or the use of the prospectus that is part of the registration statement during specified periods under certain circumstances. The Company has also agreed to provide the Purchasers with piggyback registration rights, on a pari passu basis with existing registration rights holders (excluding existing holders of demand registration rights), to participate in underwritten public offerings of the Company’s securities.

The Company is obligated to pay all of the expenses it incurs in connection with such registrations (other than underwriting discounts, selling commissions and stock transfer taxes, if any) as well as reasonable fees and expenses of one counsel to the Purchasers, not to exceed $25,000, in connection with the exercise of their registration rights. The Company has agreed to indemnify the Purchasers and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations. Pursuant to the terms of the Investor Rights Agreement, each Purchaser has agreed that prior to the first anniversary thereof, it shall not transfer any Securities or any underlying shares of Common Stock without the prior written consent of the Company and, thereafter, shall not transfer the Securities or any underlying shares of Common Stock to any Competitor (as defined in the Investor Rights Agreement) of the Company in a privately negotiated transaction, subject to certain exceptions.
A copy of the Investor Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein.
Warrants
The Warrants represent the right to purchase shares of the Company’s Common Stock at an exercise price of $10.00 per share. Payment of the exercise price may be made in cash, or, subject to certain exceptions, through the surrender of Common Stock underlying Warrants with a fair market value equal to the exercise price of the Warrants being exercised (otherwise known as net-issue exercise). The exercise price and the number of shares issuable upon exercise of the Warrants is subject to anti-dilution adjustment in the event of stock splits and under certain other circumstances as set forth in the Warrants. The Warrants expire on the tenth anniversary of the date they were first issued.
A copy of the form of Warrant issued to the Purchasers is attached hereto as Exhibit 5 and is incorporated by reference herein.
Stockholders Rights Agreement
On June 2, 2008, the Company entered into a Stockholders Rights Agreement (the “Stockholders Rights Agreement”) with American Stock Transfer & Trust Company, LLC. Under the Stockholders Rights Agreement, an “Acquiring Person” is a person or group of affiliated or associated persons that has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of an aggregate of 20% or more of the total voting power represented by all the then outstanding shares of Common Stock and other voting securities of the Company (“Voting Securities”). The Purchasers and certain related entities, however, will not be considered Acquiring Persons so long as the Purchasers and such related entities beneficially own Voting Securities and nonvoting common stock of the Company, par value $0.003 per share (the “Nonvoting Common Stock”) representing, in the aggregate, less than 19.9% of (i) the total voting power of all then outstanding Voting Securities, plus (ii) the total voting power of all shares of Voting Securities into which all outstanding shares of Nonvoting Common Stock are then convertible, plus (iii) the total voting power represented by all Voting Securities issuable upon exercise of the Warrants issued to the Purchasers.
A copy of the Stockholders Rights Agreement is attached hereto as Exhibit 6 and is incorporated by reference herein.
The Reporting Persons acquired the Securities for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to convert the Shares to Common Stock, exercise all or a portion of the Warrants, make Permitted Purchases and acquire additional shares of Common Stock from the Company or third parties and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell, exchange or dispose all or a portion of the Shares, Warrants and/or Common Stock issued upon exercise of the Warrants, upon conversion of the Shares or in Permitted Purchases, in the open market, in privately negotiated transactions to the Company or third parties or through distributions to their respective partners, in change of control transactions or tender offers, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on June 3, 2008, TCV VI, Member Fund, Management VI and the Management VI Members owned directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares	Percentage of Outstanding Shares(*)
TCV VI	3,333,746 (1)	9.7%
Member Fund	26,254 (2)	Less than 1%
Management VI	3,360,000 (3)(**)	9.8%
Mr. Hoag	3,360,000 (3)(**)	9.8%
Mr. Kimball	3,360,000 (3)(**)	9.8%
Mr. Drew	3,360,000 (3)(**)	9.8%
Mr. Reynolds	3,360,000 (3)(**)	9.8%
Mr. Griffith	3,360,000 (3)(**)	9.8%
Mr. Trudeau	3,360,000 (3)(**)	9.8%

(*)	all percentages in this table are based on (i) 30,988,380 shares of Common Stock of the Company outstanding as of May 28, 2008 as represented by the Company in the Securities Purchase Agreement, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) with respect to such Reporting Person.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1)	Includes Series B Preferred Stock immediately convertible into 2,778,122 shares of Common Stock and Warrants immediately exercisable for a total of 555,624 shares of Common Stock.

(2)	Includes Series B Preferred Stock immediately convertible into 21,878 shares of Common Stock and Warrants immediately exercisable for a total of 4,376 shares of Common Stock.

(3)	Includes Series B Preferred Stock immediately convertible into 2,800,000 shares of Common Stock and Warrants immediately exercisable for a total of 560,000 shares of Common Stock.
Each of the Purchasers has the sole power to dispose or direct the disposition of the Securities which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquired upon exercise of its respective Warrants, upon conversion of the Shares or pursuant to Permitted Purchases, if any, made by it. Each of the Purchasers has the sole power to vote or direct the vote of its respective Shares and will have the sole power to vote or direct the vote the Common Stock acquired upon exercise of its respective Warrants, upon conversion of the Shares or pursuant to Permitted Purchases, if any, made by it.
Management VI, as the general partner of TCV VI and a general partner of the Member Fund, may also be deemed to have the sole power to dispose or direct the disposition of the shares held by the Purchasers and have the sole power to direct the vote of the shares held by the Purchasers. Management VI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
The Management VI Members are Class A Members of Management VI. Under the operating agreement of Management VI, the Class A Members have the shared power to dispose or direct the disposition of the shares held by the Purchasers and the shared power to direct the vote of the shares held by the Purchasers. Each of the Management VI Members disclaims beneficial ownership of the securities owned by Management VI and the Purchasers except to the extent of their respective pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Securities or underlying Common Stock owned beneficially or of record by any other Reporting Person.
(c). Except as set forth herein, none of the Reporting Persons have effected any transaction in the Company stock during the past 60 days.
(d). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities or the underlying Common Stock.
(e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 4 above summarizes certain provisions of the Securities Purchase Agreement, the Certificate of Designation, the Investor Rights Agreement and the Warrants. A copy of the Securities Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the Certificate of Designation is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the Investor Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the form of Warrant is attached hereto as Exhibit 5 and is incorporated by reference herein.
Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement.
Exhibit 2 Securities Purchase Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P.
Exhibit 3 Certificate of Designation of Series B Preferred Stock of MarketAxess Holdings Inc.

Exhibit 4 Investor Rights Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P.
Exhibit 5 Form of Warrant to Purchase Common Stock of MarketAxess Holdings Inc., issued to TCV VI, L.P. and TCV Member Fund, L.P.
Exhibit 6 Stockholders Rights Agreement, dated June 2, 2008, between MarketAxess Holdings Inc. and American Stock Transfer & Trust Company.
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated May 1, 2006 (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Penson Worldwide, Inc. filed on May 24, 2006).

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 12, 2008

TCV VI, L.P.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

JOHN L. DREW

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

JON Q. REYNOLDS JR.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

WILLIAM J. G. GRIFFITH IV

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

ROBERT W. TRUDEAU

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement
Exhibit 2 Securities Purchase Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P.
Exhibit 3 Certificate of Designation of Series B Preferred Stock of MarketAxess Holdings Inc.
Exhibit 4 Investor Rights Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P.
Exhibit 5 Form of Warrant to Purchase Common Stock of MarketAxess Holdings Inc., issued to TCV VI, L.P. and TCV Member Fund, L.P.
Exhibit 6 Stockholders Rights Agreement, dated June 2, 2008, between MarketAxess Holdings Inc. and American Stock Transfer & Trust Company.
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated May 1, 2006 (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Penson Worldwide, Inc. filed on May 24, 2006)

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Series B Preferred stock, par value $0.001 per share, of MarketAxess Holdings Inc., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 12th day of June, 2008.

TCV VI, L.P.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

JOHN L. DREW

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

JON Q. REYNOLDS JR.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

WILLIAM J. G. GRIFFITH IV

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

ROBERT W. TRUDEAU

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT 2
Execution Version
SECURITIES PURCHASE AGREEMENT
Dated as of June 2, 2008
AMONG
MARKETAXESS HOLDINGS INC.
TCV VI, L.P.
AND
TCV MEMBER FUND, L.P.

ARTICLE I PURCHASE AND SALE OF SHARES	1

1.1 Purchase and Sale	1
1.2 Closing	1

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY	2

2.1 Organization and Corporate Power	2
2.2 Authorization, Etc.	2
2.3 Government Approvals	3
2.4 Authorized and Outstanding Stock	4
2.5 Subsidiaries	5
2.6 Securities Law Compliance	5
2.7 SEC Documents; Financial Information	5
2.8 Internal Controls	6
2.9 Disclosure Controls	6
2.10 Absence of Certain Events; No Material Adverse Change	7
2.11 Litigation	8
2.12 Compliance with Laws; Permits	8
2.13 Taxes	9
2.14 Intellectual Property	9
2.15 Contracts and Commitments	10
2.16 Employee Matters	10
2.17 No Brokers or Finders	11
2.18 Transactions with Affiliates	11
2.19 Insurance	11
2.20 Investment Company Act	11
2.22 Nasdaq	11
2.23 Delaware Section 203	11

ARTICLE III REPRESENTATIONS AND WARRANTIES OF EACH PURCHASER	12

3.1 Organization and Power	12
3.2 Authorization, Etc.	12
3.3 Government Approvals	12
3.4 Investment Representations	13
3.5 No Brokers or Finders	13

ARTICLE IV COVENANTS OF THE PARTIES	14

4.1 Legends	14
4.2 Restrictions on Actions	14
4.3 Hedging Transactions	16
4.4 TCV Director	16
4.5 Rights Agreement	17
4.6 Specific Performance	18

i

ARTICLE V CONDITIONS TO THE PURCHASERS’ OBLIGATION	18

5.1 Initial Closing	18
5.2 Subsequent Closing	19

ARTICLE VI CONDITIONS TO THE COMPANY’S OBLIGATION	20

6.1 Initial Closing	20
6.2 Subsequent Closing	21

ARTICLE VII MISCELLANEOUS	22

7.1 Survival of Representations	22
7.2 Shares Owned by Affiliates	22
7.3 Counterparts	22
7.4 Governing Law	22
7.5 Entire Agreement; No Third Party Beneficiary	23
7.6 Expenses	23
7.7 Notices	23
7.8 Successors and Assigns	24
7.9 Headings	24
7.10 Amendments and Waivers	25
7.11 Interpretation; Absence of Presumption	25
7.12 Severability	25

ii

SCHEDULES

Schedule 1.1	Purchased Shares and Warrant Shares

EXHIBITS

Exhibit A	Definitions
Exhibit B-1	Form of Certificate of Designation of Series B Preferred Stock
Exhibit B-2	Form of Warrant
Exhibit C	Investor Rights Agreement
Exhibit D	Form of Opinion of Company Counsel

iii

SECURITIES PURCHASE AGREEMENT
     This Securities Purchase Agreement dated as of June 2, 2008 (this “Agreement”) is among MarketAxess Holdings Inc., a Delaware corporation (the “Company”), TCV VI, L.P., a Delaware limited partnership (“TCV VI”), and TCV Member Fund, L.P., a Delaware limited partnership (“TCV Member Fund” and, together with TCV VI, the “Purchasers”). Capitalized terms used but not defined herein have the meanings assigned to them in Exhibit A.
     The Purchasers desire to purchase from the Company, and the Company desires to issue and sell to the Purchasers, (i) an aggregate of 35,000 shares (the “Purchased Shares”) of the Company’s Series B Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), and (ii) one or more warrants (the “Warrants”) to purchase an aggregate of 700,000 shares (the “Warrant Shares”) of Common Stock, all on the terms and subject to the conditions hereinafter set forth.
     In consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
ARTICLE I
PURCHASE AND SALE OF SECURITIES
     Section 1.1 Purchase and Sale. Subject to the terms and conditions hereinafter set forth, at the applicable Closing each Purchaser shall purchase, and the Company shall issue and sell, that number of Purchased Shares and a Warrant for that number of Warrant Shares set forth below such Purchaser’s name for the applicable Closing on Schedule 1.1. The aggregate purchase to be paid by each Purchaser at the applicable Closing is set forth on Schedule 1.1. The Series B Preferred Stock shall have the rights, terms and privileges set forth in the Certificate of Designation of Series B Preferred Stock (the “Certificate of Designation”) attached as Exhibit B-1 and the Warrants shall be in the form attached as Exhibit B-2.
     Section 1.2 Closings.
     (a) On the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, the initial closing of the sale and purchase of the Purchased Shares and the Warrants (the “Initial Closing”) shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York, at 10:00 A.M., on the first business day after the day on which all of the conditions set forth in Sections 5.1 and 6.1 have been satisfied or waived (other than conditions which by their terms are to be satisfied at the Initial Closing), or such other time and place as the Company and the Purchasers may agree. The date on which the Initial Closing is to occur is herein referred to as the “Initial Closing Date.” At the Initial Closing, the Company will deliver the Purchased Shares and the Warrants being acquired by each Purchaser at the Initial Closing in the form of one or more certificates issued in such Purchaser’s name upon receipt by the Company of payment of the full purchase price to be paid at the Initial Closing therefor by or on behalf of such Purchaser to the Company by certified check or by wire transfer of immediately available funds to an account designated in writing by the Company.

     (b) On the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, the subsequent closing of the sale and purchase of the Purchased Shares and the Warrants (the “Subsequent Closing” and collectively with the Initial Closing, the “Closings”) shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York, at 10:00 A.M., on the first business day after the day on which all of the conditions set forth in Sections 5.2 and 6.2 have been satisfied or waived (other than conditions which by their terms are to be satisfied at the Subsequent Closing), or such other time and place as the Company and the Purchasers may agree. The date on which the Subsequent Closing is to occur is herein referred to as the “Subsequent Closing Date.” At the Subsequent Closing, the Company will deliver the Purchased Shares and the Warrants being acquired by each Purchaser at the Subsequent Closing in the form of one or more certificates issued in such Purchaser’s name upon receipt by the Company of payment of the full purchase price to be paid at the Subsequent Closing therefor by or on behalf of such Purchaser to the Company by certified check or by wire transfer of immediately available funds to an account designated in writing by the Company.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company represents and warrants to the Purchasers that, except as set forth in the SEC Documents filed by the Company with the SEC on or after January 1, 2008 (other than disclosures in the “Risk Factors” sections of any such filings and any other disclosures included in such filings to the extent such disclosures are predictive or forward-looking in nature):
     Section 2.1 Organization and Power. The Company and each of its Subsidiaries is a corporation validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own its properties and to carry on its business as presently conducted and as proposed to be conducted. The Company and each of its Subsidiaries is duly licensed or qualified to do business as a foreign corporation or limited liability company in each jurisdiction wherein the character of its property or the nature of the activities presently conducted by it, makes such qualification necessary, except where the failure to so qualify has not, individually or in the aggregate, had, and would not reasonably be expected to have, a Material Adverse Effect.
     Section 2.2 Authorization, Etc. The Company has all necessary corporate power and authority and has taken all necessary corporate action required for the due authorization, execution, delivery and performance by the Company of this Agreement, the Warrants and the Investor Rights Agreement (collectively, the “Related Agreements”), and the consummation by the Company of the transactions contemplated hereby and thereby, the filing of the Certificate of Designation with the Secretary of State of the State of Delaware and for the due authorization, issuance, sale and delivery of the Purchased Shares and the Warrants and the reservation, issuance and delivery of the Conversion Shares and the Warrant Shares. The authorization, execution, delivery and performance by the Company of this Agreement and the Related Agreements, and the consummation by the Company of the transactions contemplated hereby and thereby, including the filing of the Certificate of Designation and the issuance of the Purchased Shares, the Warrants, the Conversion Shares and the Warrant Shares do not and will not: (a) violate or result in the breach of any provision of the certificate of incorporation and bylaws of the Company; or (b) with such exceptions that would not reasonably be expected to have a Material Adverse Effect, whether after the giving of notice or the lapse of time or both: (i) violate any provision of, constitute a breach of, or default under, or result in or permit the cancellation, termination or acceleration of any judgment, order, writ, or decree applicable to the Company or any of its Subsidiaries or any license agreement, securities or registration rights agreement, mortgage, credit or hedging agreement, indebtedness or other agreement or contract to which the Company or any of its Subsidiaries is a party; (ii) violate any provision of, constitute a breach of, or default under, any applicable state, federal or local law, rule or regulation; or (iii) result in the creation of any Lien upon any assets of the Company or any of its Subsidiaries or the suspension, revocation, impairment, forfeiture or nonrenewal of any franchise, permit, license or other right granted by a governmental authority to the Company or any of its Subsidiaries, other than Liens under federal or state securities laws. The issuance of the Purchased Shares does not require any further corporate action and is not subject to any preemptive right under the Company’s certificate of incorporation or any contract to which the Company is a party. This Agreement and each of the Related Agreements has been duly executed and delivered by the Company. Assuming due execution and delivery thereof by each of the other parties thereto, this Agreement and the Related Agreements will each be a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable laws relating to bankruptcy, insolvency, reorganization, moratorium or other similar legal requirement relating to or affecting creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).
     Section 2.3 Government Approvals. No consent, approval, license or authorization of, or designation, declaration or filing with, any court or governmental authority is or will be required on the part of the Company in connection with the execution, delivery and performance by the Company of this Agreement and the Related Agreements, or in connection with the issuance of the Purchased Shares, the Warrants, the Conversion Shares or the Warrant Shares, except for (a) the filing of the Certificate of Designation with the Secretary of State of the State of Delaware; (b) those which have already been made or granted; (c) the filing of a current report on Form 8-K with the SEC; (d) filings with applicable state securities commissions; (e) the listing of the Conversion Shares and the Warrant Shares with the Nasdaq Stock Market; (f) in compliance with the provisions of the HSR Act in connection with any exercise of the Warrants; (g) FSA Approval; and (h) filing an amended Form BD with the SEC.
     Section 2.4 Authorized and Outstanding Stock.
          (a) The authorized capital stock of the Company (immediately prior to the Closing) consists of 110,000,000 shares of Common Stock, 10,000,000 shares of nonvoting common stock, par value $0.003 per share (“Nonvoting Common Stock”) and 5,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”), and upon the filing of the Certificate of Designation with the Secretary of State of the State of Delaware 35,000 shares of Preferred Stock have been designated as the Series B Preferred Stock.
          (b) As of May 28, 2008, the issued and outstanding capital stock of the Company consists of 30,988,380 shares of Common Stock (including unvested restricted stock units (or RSUs) for an aggregate of 648,473 shares that have been granted under the Stock Plans) and 2,585,654 shares of Nonvoting Common Stock. There are no outstanding shares of

Preferred Stock. In addition, options to purchase an aggregate of 5,726,396 shares of Common Stock have been granted and are unexercised under the Stock Plans and such options have a weighted average exercise price of $9.24 per share. All of the issued and outstanding shares of capital stock of the Company are, and when issued in accordance with the terms hereof, the Purchased Shares will be, duly authorized and validly issued and fully paid and non-assessable. The shares of Common Stock issuable upon conversion of the Purchased Shares (the “Conversion Shares”) and upon exercise of the Warrants have been reserved for issuance and, when issued upon conversion thereof in accordance with the terms of the Certificate of Designation or upon exercise of the Warrants in accordance with their respective terms, as the case may be, will be validly issued and fully paid and non-assessable and will not be subject to any preemptive right or any restrictions on transfer under applicable law or any contract to which the Company is a party, other than those under applicable state and federal securities and antitakeover laws, this Agreement and the Investor Rights Agreement. When issued in accordance with the terms hereof, the Purchased Shares will be free and clear of all Liens imposed by or through the Company, except for restrictions imposed by Federal or state securities or “blue sky” laws and except for those imposed pursuant to this Agreement or the Investor Rights Agreement. The designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of each class or series of capital stock of the Company are as set forth in the Company’s amended and restated certificate of incorporation, including the Certificate of Designation.
          (c) Except as provided in this Agreement: (i) no subscription, warrant, option, convertible security or other right issued by the Company to purchase or acquire any shares of capital stock of the Company is authorized or outstanding; (ii) there is not any commitment of the Company to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company; (iii) the Company has no obligation to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof; and (iv) there are no agreements between the Company and any holder of its capital stock relating to the acquisition, disposition or voting of the capital stock of the Company. No person or entity is entitled to any preemptive right granted by the Company with respect to the issuance of any capital stock of the Company. Except as provided in the Investor Rights Agreement, no person or entity has been granted rights by the Company with respect to the registration of any capital stock of the Company under the Securities Act of 1933, as amended (the “Securities Act”).
     Section 2.5 Subsidiaries. The Company’s Subsidiaries consist of (i) all the entities listed on Exhibit 21.1 to the Company’s Form 10-K for the year ended December 31, 2007, other than MarketAxess Leasing Limited which has been dissolved, and (ii) Greenline Financial Technologies, Inc. The Company, directly or indirectly, owns of record and beneficially, free and clear of all Liens of any nature, all of the issued and outstanding capital stock of each of its Subsidiaries. All of the issued and outstanding capital stock or equity interests of the Company’s Subsidiaries has been duly authorized and validly issued, and in the case of corporations, is fully paid and non-assessable. There are no outstanding rights, options, warrants, preemptive rights, conversion rights, rights of first refusal or similar rights for the purchase or acquisition from any of the Company’s Subsidiaries of any securities of such Subsidiaries nor are there any commitments to issue or execute any such rights, options, warrants, preemptive rights, conversion rights or rights of first refusal. The Company is not a participant in any material joint venture, partnership or similar arrangement.
     Section 2.6 Securities Law Compliance. Assuming the accuracy of the representations and warranties of the Purchasers set forth in Section 3.4 (Investment Representations), the offer and sale of the Purchased Shares pursuant to this Agreement will be exempt from the registration requirements of the Securities Act. The Company has not, in connection with the transactions contemplated by this Agreement, engaged in: (a) any form of general solicitation or general advertising (as those terms are used within the meaning of Rule 502(c) promulgated under the Securities Act); (b) any action involving a “public offering” within the meaning of Section 4(2) of the Securities Act; or (c) any action that would require the registration under the Securities Act of the offering and sale of the Purchased Shares or the Warrants pursuant to this Agreement. As used herein, the terms “offer” and “sale” have the meanings specified in Section 2(3) of the Securities Act.
     Section 2.7 SEC Documents; Financial Information; Undisclosed Liabilities. Since January 1, 2007, the Company and each Subsidiary that is registered with the SEC as a broker-dealer has timely filed (a) all annual and quarterly reports and proxy statements (including all amendments, exhibits and schedules thereto) and (b) all other reports and other documents (including all amendments, exhibits and schedules thereto), in each case required to be filed by the Company with the SEC pursuant to the Exchange Act and the Securities Act except, in the case of clause (b), where the failure to file has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2007, each Subsidiary of the Company that is registered with the SEC or with the FSA as a broker, dealer, arranger or other market intermediary or participant has timely filed all material reports, schedules, and other documents (including all required amendments, exhibits and schedules thereto) required to be filed by such entity with FINRA or the FSA pursuant to the Exchange Act and/or the rules administered by FINRA or the FSA (together with the SEC Documents, the “Documents”). As of their respective filing dates, the Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC (or FINRA or the FSA, as applicable) thereunder applicable to such Documents, and as of their respective dates none of the Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company and its Subsidiaries included in the SEC Documents (the “Financial Statements”) comply as of their respective dates in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q promulgated by the SEC), and present fairly in all material respects as of their respective dates the consolidated financial position of the Company and its Subsidiaries as at the dates thereof and the consolidated results of their operations and their consolidated cash flows for each of the respective periods, all in conformity with GAAP. The Company satisfies the “registrant requirements” for use of Form S-3 set forth in General Instruction I.A to Form S-3 promulgated by the SEC. Except (a) as disclosed in the Company’s March 31, 2008 balance sheet or in the SEC Documents, (b) for liabilities incurred since March 31, 2008 in the ordinary course of business, and (c) for liabilities incurred in connection with contracts or agreements entered into in the ordinary course of business or in connection with this Agreement or the transactions contemplated hereby, the Company and its Subsidiaries do not have any liabilities, either accrued, contingent or otherwise, and whether due or to become due, which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 2.8 Internal Controls. The Company and each of its Subsidiaries maintains a system of internal control over financial reporting that the Company believes are sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorization; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (c) access to assets is permitted only in accordance with management’s general or specific authorization. The Company believes that its auditors and the Audit Committee of the Board of Directors have been advised of: (x) any significant deficiencies in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data; and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Any material weaknesses in the Company’s internal control over financial reporting as of the date the last evaluation was conducted have been identified for the Company’s auditors. Each Subsidiary of the Company that is registered with the SEC as a broker-dealer maintains a system of supervisory controls and supervisory procedures, including procedures to test and verify such supervisory procedures, sufficient to meet the requirements of NASD Rules 3010, 3011, 3012, and 3013.
     Section 2.9 Disclosure Controls. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 and 15d-15 under the Exchange Act). Such disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company, including its Subsidiaries, that is required to be disclosed by the Company in the reports that it furnishes or files under the Exchange Act is reported within the time periods specified in the rules and forms of the SEC and that such material information is communicated to the Company’s management to allow timely decisions regarding required disclosure.
     Section 2.10 Absence of Certain Events; No Material Adverse Change. Since December 31, 2007, the Company and its Subsidiaries each has conducted its business operations in the ordinary course and there has not occurred any event, development, circumstance or condition that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect. Without limiting the generality of the foregoing, since December 31, 2007 there has not occurred:
          (a) any purchase, sale, transfer, assignment, conveyance or pledge of the assets or properties of the Company or any of its Subsidiaries, except in the ordinary course of business;
          (b) any incurrence of indebtedness for borrowed money, notes, mortgages or purchase money indebtedness of the Company or its Subsidiaries in excess of $1,000,000 in the aggregate;

          (c) any waiver or modification by the Company or any of its Subsidiaries of any right or rights of substantial value or of a material debt owed to it other than in the ordinary course of business;
          (d) any material change in the accounting principles, methods, practices or procedures followed by the Company in connection with the business of the Company and its Subsidiaries or any material change in the depreciation or amortization policies or rates theretofore adopted by the Company in connection with the business of the Company and its Subsidiaries, any change in the Company’s independent public accounting firm, disagreement with its independent public accounting firm over the Company’s and its Subsidiaries’ application of accounting principles or with the preparation of any of their financial statements that was required to be disclosed in the SEC Documents, notification to the Company’s audit committee of any irregularity with respect to the Company’s or its Subsidiaries’ financial statements, books and records or method of accounting;
          (e) except as contemplated by this Agreement, any declaration, setting aside or payment of any dividends (or, in the case of a limited liability company, other distributions) in respect of the outstanding shares of capital stock (or, in the case of a limited liability company, other equity interests) of the Company or any of its Subsidiaries (other than dividends declared or paid by wholly-owned Subsidiaries to the Company or another wholly-owned Subsidiary of the Company) or any other change in the authorized capitalization of the Company or any of its Subsidiaries or any direct or indirect redemption, purchase or other acquisition of any such stock by the Company;
          (f) any written notice from the SEC in connection with any investigation or action by the SEC that seeks to, or could reasonably be expected to result in, the restatement by the Company of any of its current or previously disclosed financial statements, and to the actual knowledge of any of the executive officers of the Company, no such investigation or action has been threatened in writing by the SEC;
          (g) any material change in any compensation agreement or arrangement with any executive officer or director of the Company, other than in the ordinary course of business;
          (h) any resignation or termination of employment of any of the Company’s executive officers and the Company is not aware of any impending resignation or termination of any such officer;
          (i) any loans or guarantees made by the Company or any of its Subsidiaries to or for the benefit of their employees, officers or directors or any members of their immediate families, other than (i) travel advances and other advances made in the ordinary course of business and (ii) loans to employees, officers or directors in connection with the exercise of stock options granted pursuant to the Stock Plans;
          (j) the withdrawal or termination, or any written notice threatening withdrawal or termination, of any broker-dealer as a participant in the Company’s or its Subsidiaries trading platforms;
          (k) any arrangement, contract or commitment to do any of the foregoing;

          (l) any written notice from any governmental authority (to include any non-U.S. governmental authority or self-regulatory organization) that seeks to commence, or would reasonably be expected to result in, the commencement of an enforcement action against the Company or against any Subsidiary that is registered with the SEC as a broker-dealer.
     Section 2.11 Litigation. There is no litigation or governmental proceeding pending or, to the knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries or affecting any of the business, operations, properties or assets of the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any Subsidiary is in default with respect to any order, writ, injunction, decree, ruling or decision of any court, commission, board or other government agency that is expressly applicable to the Company or any Subsidiary or any of their assets or property which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 2.12 Compliance with Laws; Permits.
     (a) The Company is not in violation of or default under any provision of its restated certificate of incorporation or bylaws, each as currently in effect. The Company and its Subsidiaries are in compliance in all material respect with all material statutes and regulations (whether issued under domestic, foreign or international law), including the FSA Rules. The Company and its Subsidiaries have each conducted and continue to conduct business operations in accordance with all law and regulation applicable to the Company or any Subsidiary, and neither the Company nor any Subsidiary is in violation of any such law or regulation, except in each case for violations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is not subject to material regulation in any jurisdiction other than the United States, the United Kingdom, Canada and the member states of the European Union, and any political subdivision of any of the foregoing.
     (b) Without limiting the generality of the preceding paragraph, with respect to its business operations and with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:
          (i) the Company, and each of its Subsidiaries, by virtue of broker-dealer activities, is not required to be registered in or obtain a franchise, permit, license or similar authorization (each, a “Permit”) from any jurisdiction, other than those Permits currently held, and, as a broker-dealer, has not exceeded in any material respect those business activities in which it is authorized by governmental authorities to engage as enumerated in any agreements with any governmental authority or any other limitations imposed in connection with their registration forms;
          (ii) all such Permits held by the Company or any Subsidiary are in full force and effect and, to the knowledge of the Company, no suspension or cancellation of any of them has been threatened in writing;
          (iii) neither the Company nor any of its Subsidiaries has failed to pay any material fees and assessments due and payable in connection with any filing; and

          (iv) none of the Company or any of its Subsidiaries is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act.
     (c) Except for normal examinations conducted by the SEC, FSA or a self-regulatory organization in the regular course of the Company’s and its Subsidiaries’ business, (i) neither the SEC, FSA nor any self-regulatory organization has initiated any proceeding or investigation into the business or operations of the Company or any of its Subsidiaries and (ii) there is no unresolved violation or exception by the SEC, FSA or any self-regulatory organization with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries.
     Section 2.13 Taxes. The Company and each of its Subsidiaries has filed all Tax returns required to be filed within the applicable periods for such filings (with due regard to any extension) and has paid all Taxes required to be paid, except for any such failures to file or pay that would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect. No material deficiencies for any Tax are currently assessed against the Company or any of its Subsidiaries, and no material Tax returns of the Company or any of its Subsidiaries have been audited during the last three years, and, there is no such material audit pending or, to the knowledge of the Company, contemplated. There is no outstanding claim by an authority in a jurisdiction where the Company does not file tax returns that it is or may be subject to the imposition of any material tax by that jurisdiction.
     Section 2.14 Intellectual Property. All material Intellectual Property Rights purported to be owned by the Company or any of its Subsidiaries that were developed, worked on or otherwise held by any employee, officer, consultant or otherwise are owned free and clear by the Company or one of its Subsidiaries (as the case may be) by operation of law or have been validly assigned to the Company one of its Subsidiaries (as the case may be) in all material respects. The Intellectual Property Rights are sufficient in all material respects to carry on the business of the Company and each of its Subsidiaries as presently conducted. To the actual knowledge of the Company, the Intellectual Property Rights owned by the Company or any of its Subsidiaries do not infringe the intellectual property rights of any third party. Neither the Company nor any of its Subsidiaries has received since the later of January 1, 2007 and (with respect to each Subsidiary of the Company that was acquired from one or more third parties) the date such Subsidiary was acquired from such third party(ies) any written notice or other written claim from any third party: (i) asserting that any of the Intellectual Property Rights purported to be owned by the Company or any of its Subsidiaries infringe any intellectual property rights of such third party; (ii) challenging the validity, effectiveness or ownership by the Company or its Subsidiaries of any of the Intellectual Property Rights; or (iii) asserting that the Company or its Subsidiaries is in material default with respect to any license granting Intellectual Property Rights to the Company or its Subsidiaries.
     Section 2.15 Contracts and Commitments. All of the material contracts of the Company or any of its Subsidiaries are in full force and effect and upon consummation of the transactions contemplated by this Agreement and the Related Agreements, shall continue in full force and effect in all material respects. Neither the Company nor any of its Subsidiaries nor, to the actual knowledge of the Company, any other party is in material breach of or in material default under any such contract.

     Section 2.16 Employee Matters. The Company has described in, or filed as an exhibit to, the SEC Documents filed prior to the date of this Agreement all of the following types of documents, agreements, plans or arrangements that are required by federal securities laws to be described in, or filed as an exhibit to, the SEC Documents: employment agreements, consulting agreements, deferred compensation, pension or retirement agreements or arrangements (including all “employee pension benefit plans” as defined in Section 3(2) of ERISA, bonus, incentive or profit-sharing plans or arrangements, or labor or collective bargaining agreements in effect by the Company and its Subsidiaries) (the “ERISA Documents”). The Company and its Subsidiaries are in compliance with all applicable laws and regulations relating to labor, employment, fair employment practices, terms and conditions of employment, and wages and hours, and with the terms of the ERISA Documents; and each such ERISA Document is in compliance with all applicable requirements of ERISA, except, in each case, where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Company’s knowledge, none of the Company’s or its Subsidiaries’ employees are obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of his or her employment obligations to the Company or its Subsidiaries or that would conflict with the Company’s and its Subsidiaries’ business as now conducted or proposed to be conducted, except for such contracts and other agreements, judgments, decrees and orders that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 2.17 No Brokers or Finders. No Person has or will have, as a result of the transactions contemplated by this Agreement, any right, interest or claim against or upon the Company, any of its Subsidiaries or any Purchaser for any commission, fee or other compensation as a finder or broker because of any act or omission by the Company or any of its Subsidiaries, other than Financial Technology Partners, LP whose fee is the sole responsibility of the Company.
     Section 2.18 Transactions with Affiliates. Except as disclosed in the Proxy Statement, there were no loans, leases or other agreements, understandings or continuing transactions between the Company or any of its Subsidiaries, on the one hand, and any officer or director of the Company or any of its Subsidiaries or any Person that the Company believes is the owner of five percent or more of the outstanding Common Stock and Nonvoting Common Stock in the aggregate or any respective family member or Affiliate of such officer, director or stockholder, on the other hand, that were required by federal securities laws to be disclosed in the Proxy Statement.
     Section 2.19 Insurance. The Company and each of its Subsidiaries maintains insurance covering its properties, operations, personnel and businesses as the Company deems adequate. All such insurance is fully in force, except where the failure to be in full force has not, individually or in the aggregate, had, and would not reasonably be expected to have, a Material Adverse Effect.
     Section 2.20 Investment Company Act. The Company is not, and immediately after giving effect to the sale of the Purchased Shares and Warrants in accordance with this Agreement and the application of the proceeds thereof will not be required to be registered as, an “investment company” or a company “controlled” by an

“investment company,” within the meaning of the Investment Company Act.
     Section 2.21 Nasdaq. As of the date hereof, the Company’s Common Stock is listed on the Nasdaq Global Select Market, and no event has occurred, and the Company is not aware of any event that is reasonably likely to occur, that would result in the Common Stock being delisted from the Nasdaq Global Select Market.
     Section 2.22 Delaware Section 203. The Board of Directors of the Company (or a committee thereof), at a meeting duly called and held on May 29, 2008, has approved for purposes of Section 203 of the Delaware General Corporation Law: (a) the sale and issuance of the Purchased Shares and the Warrants to the Purchasers hereunder and the issuance of the Conversion Shares upon conversion of the Purchased Shares and the issuance of the Warrant Shares upon exercise of the Warrants; and (b) any transaction, including a purchase of Common Stock from any Person, in compliance with Section 4.2(a) hereof in which either (or both) of the Purchasers become “interested stockholders.”
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF EACH PURCHASER
     Each Purchaser, severally and not jointly, represents and warrants to the Company that:
     Section 3.1 Organization and Power. Such Purchaser is a limited partnership duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite limited partnership power and authority to own its properties and to carry on its business as presently conducted.
     Section 3.2 Authorization, Etc. Such Purchaser has all necessary limited partnership power and authority, and has taken all necessary limited partnership action required for the due authorization, execution, delivery and performance by such Purchaser of this Agreement and the Related Agreements to which it is a party and the consummation by such Purchaser of the transactions contemplated hereby and thereby. The authorization, execution, delivery and performance by such Purchaser of this Agreement and the Related Agreements to which it is or will be a party, and the consummation by such Purchaser of the transactions contemplated hereby and thereby do not and will not: (a) violate or result in the breach of any provision of the certificate of limited partnership and limited partnership agreement of such Purchaser; or (b) with such exceptions that, individually or in the aggregate, are not reasonably likely to have a material adverse effect on its ability to perform its obligations under this Agreement and the Related Agreements to which it is a party, whether after the giving of notice or the lapse of time or both: (i) violate any provision of, constitute a breach of, or default under, or result in or permit the cancellation, termination or acceleration of any material contract to which such Purchaser is a party; or (ii) violate any provision of, constitute a breach of, or default under, any applicable law. This Agreement has been, and each of the Related Agreements to which such Purchaser will, at the Closing be party will be, duly executed and delivered by such Purchaser. Assuming due execution and delivery thereof by the other Persons contemplated to be party thereto, this Agreement and the Related Agreements will each be a valid and binding obligation of such Purchaser enforceable against such Purchaser in accordance with its terms, except as such enforceability may be limited by applicable laws relating to bankruptcy, insolvency, reorganization, moratorium or other similar legal requirement relating to or affecting creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).
     Section 3.3 Government Approvals. No consent, approval, license or authorization of, or designation, declaration or filing with, any court or governmental authority is or will be required on the part of such Purchaser in connection with the execution, delivery and performance by such Purchaser of this Agreement and the Related Agreements to which it is a party, except for: (a) those which have already been made or granted; (b) the filing with the SEC of a Schedule 13D or Schedule 13G and a Form 3 to report such Purchaser’s ownership of the Purchased Shares and Warrants; (c) those where the failure to obtain such consent, approval or license would not have a material adverse effect on the ability of the Purchasers to perform their obligations hereunder; (d) in compliance with the provisions of the HSR Act in connection with any exercise of the Warrants and (e) FSA Approval.
     Section 3.4 Investment Representations.
          (a) Such Purchaser is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.
          (b) Such Purchaser has been advised by the Company that neither the Purchased Shares nor the Warrants have been registered under the Securities Act, that the Purchased Shares and the Warrants will be issued on the basis of the statutory exemption provided by Section 4(2) under the Securities Act or Regulation D promulgated thereunder, or both, relating to transactions by an issuer not involving any public offering and under similar exemptions under certain state securities laws, that this transaction has not been reviewed by, passed on or submitted to any federal or state agency or self-regulatory organization where an exemption is being relied upon, and that the Company’s reliance thereon is based in part upon the representations made by such Purchaser in this Agreement and the Related Agreements. Such Purchaser acknowledges that it has been informed by the Company of, or is otherwise familiar with, the nature of the limitations imposed by the Securities Act and the rules and regulations thereunder on the transfer of securities.
          (d) Such Purchaser is purchasing the Purchased Shares and the Warrants for its own account and not with a view to, or for sale in connection with, any distribution thereof in violation of federal or state securities laws.
          (e) By reason of its business or financial experience, such Purchaser has the capacity to protect its own interest in connection with the transactions contemplated hereunder.
          (f) The Company has provided to such Purchaser all documents and information that such Purchaser has requested relating to an investment in the Company. Such Purchaser recognizes that investing in the Company involves substantial risks, and has taken full cognizance of and understands all of the risk factors related to the acquisition of the Purchased Shares and the Warrants. Such Purchaser has carefully considered and has, to the extent it believes such discussion necessary, discussed with the Purchaser’s professional legal, tax and financial advisers the suitability of an investment in the Company, and such Purchaser has determined that the acquisition of the Purchased Shares and the Warrants is a suitable investment for the Purchaser. Such Purchaser has not relied on the Company for any tax or legal advice in connection with the purchase of the Purchased Shares or the Warrants. In evaluating the suitability of an investment in the Company, such Purchaser has not relied upon any representations (other than the representations and warranties of the Company set forth in Article II) or other information from the Company or any of its agents, except for information made publicly available by the Company pursuant to filings with the Securities and Exchange Commission, by press release or otherwise.
     Section 3.5 No Brokers or Finders. No Person has or will have, as a result of the transactions contemplated by this Agreement, any right, interest or claim against or upon the Company, any of its Subsidiaries or any Purchaser for any commission, fee or other compensation as a finder or broker because of any act or omission by such Purchaser.
ARTICLE IV
COVENANTS OF THE PARTIES
     Section 4.1 Legends. Each Purchaser acknowledges and agrees that the Purchased Shares and the Warrants will bear a legend in substantially the following form:
“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and have been acquired for investment and not with a view to, or in connection with, the sale or distribution thereof. Such shares may not be sold, offered for sale, pledged or hypothecated in the absence of an effective registration statement thereunder or an exemption from such registration.”
     Section 4.2 Restrictions on Actions.
          (a) Each Purchaser agrees that until the earlier of (i) the seventh anniversary of the date of this Agreement, and the first anniversary of the date on which such Purchaser no longer owns any Purchased Shares, Conversion Shares, Warrants or Warrant Shares (the “Restricted Period”), without the prior written consent of the Company, it will not at any time, nor will it cause, suffer or permit any of its Restricted Affiliates to agree to, make any public proposal to acquire or acquire, directly or indirectly, by purchase or otherwise, record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act ), of any securities of the Company which if acquired would result in the Purchasers, in the aggregate, having record or beneficial ownership of more than 19.9% of the outstanding shares of the Company’s Common Stock determined on a fully diluted basis (which shall be determined assuming conversion of all of the shares of Series B Preferred Stock, exercise of all Warrants for the full number of Warrants Shares and conversion of all Nonvoting Common Stock); provided, however, that if the Company takes any direct or indirect action that results in the number of shares of Common Stock outstanding being reduced (e.g. stock repurchases), no Purchaser shall be deemed to have breached this Section 4.2(a) as a result of such action. The Company agrees that it shall not take any action, including the adoption or maintenance of a shareholder rights plan, which would prohibit or restrict the Purchasers from purchasing securities of the Company which purchases would be permitted by this Section 4.2(a).

          (b) During the Restricted Period without the prior written consent of the Company, the Purchasers agree not to, directly or indirectly: (i) publicly propose to enter into, directly or indirectly, any merger, consolidation, business combination or other similar transaction involving the Company; (ii) make, or in any way participate in, any solicitation of proxies to vote any securities of the Company under any circumstances for a change in the directors or management of the Company, or in connection with a merger or acquisition of the Company, or deposit any securities of the Company in a voting trust or subject them to a voting agreement or other agreement of similar effect (it is understood and agreed that this clause (ii) shall not prohibit any Purchaser from voting any securities of the Company in their discretion); (iii) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any of securities of the Company that describes any plans or proposals required to be disclosed in response to any of clauses (a) through (j) of Item 4 of any Schedule 13D (or any amendment thereto), other than a group including solely the Purchasers and their Affiliates; (iv) disclose any intention, plan or arrangement to change any of the members of the Board of Directors, any of the executive officers of the Company or the certificate of incorporation or bylaws of the Company, other than to the Company, directors of the Company, shareholders of the Company that have a representative on the Board of Directors or the Purchasers’ representatives and advisors; (v) publicly disclose any intention, plan or arrangement inconsistent with the foregoing, or (vi) advise, assist or encourage any other Persons in connection with any of the foregoing; it being understood that nothing in this Section 4.2(b) shall restrict or prohibit the Series B Director or TCV Designee, or any other representative of the Purchasers who is a director of the Company, from taking any action, or refraining from taking any action, which he or she determines, in his or her sole discretion, is necessary to fulfill his or her fiduciary duties as a member of the Board of Directors.
          (c) The provisions of Section 4.2(a) and (b) shall terminate in the event that the Board of Directors shall: (i) approve a tender offer for a majority of the outstanding capital stock of the Company; (ii) liquidate the Company or sell all or substantially all of the assets of the Company to another Person; (iii) approve a merger or consolidation of the Company with any other Person that would result in the voting securities of the Company outstanding immediately prior thereto representing less than a majority of the voting power to elect a majority of the board of directors or similar body of the Person surviving such merger or resulting from such consolidation; or (iv) sell or otherwise issue to any Person voting securities of the Company that would result in such Person having a majority of the combined voting power of the voting securities of the Company. For purposes hereof, “voting power” means the power to vote in the election of directors generally.
          (d) The provisions of Section 4.2(a) and (b) shall be reinstated and shall apply in full force according to their terms in the event that: (i) if the provisions of Section 4.2(a) and (b) shall have terminated as a result of a tender offer under clause (c)(i) above, such tender offer (as originally made or as extended or modified) shall have terminated (without a majority of the outstanding capital stock of the Company being accepted thereunder for purchase) prior to the commencement of a tender offer by any Purchaser that would have been permitted pursuant to clause (c)(i) as a result of such third-party tender offer; (ii) any tender offer by any Purchaser (as originally made or as extended or modified) that was permitted to be made pursuant to clause (c)(ii) through (iv) shall have terminated (without a majority of the outstanding capital stock of the Company being accepted thereunder for purchase); or (iii) if the provisions of Section 4.2(a)

and (b) shall have terminated as a result of clause (c)(i), (iii) or (iv), the Board of Directors shall have determined to rescind or abandon the previous action described in clause (c)(i) through (iv) (and no such action shall have closed). Upon reinstatement of the provisions of Section 4.2(a) and (b), the preceding provisions of this Section 4.2 shall continue to govern, including, without limitation, those that provide for the termination of any of the provisions of this Section 4.2 in the event that any of the events described in clause (c) shall occur.
     Section 4.3 Hedging Transactions.
     (a) Each Purchaser agrees that during the twelve months following the Closing it will not enter into any Hedging Transactions.
     (b) If after the twelve month period referred to in Section 4.3(a), the Purchasers enter into Hedging Transactions which at any one time collectively result in the Purchasers holding fewer than 1,750,000 (as adjusted for stock splits, stock reverse splits, dividends paid in shares of Common Stock, combinations and the like with respect to the Common Stock) Economic Shares (a “Director Suspension Event”), then the Purchasers shall send a notice to the Company stating that a Director Suspension Event has occurred, and giving reasonable detail of the events giving rise to such Director Suspension Event. If at any time after sending notice of a Director Suspension Event the Hedging Transactions which gave rise to such Director Suspension Event have terminated or expired, in whole or in part, or the Purchasers have entered into another transaction, the result of which is that the Purchasers collectively hold 1,750,000 (as adjusted for stock splits, stock reverse splits, dividends paid in shares of Common Stock, combinations and the like with respect to the Common Stock) or more Economic Shares, then the Purchasers shall send a notice to the Company stating that the Director Suspension Event has terminated, and providing reasonable detail of the events giving rise to such termination, at which time the Director Suspension Event shall terminate.
     (c) If after the twelve month period referred to in Section 4.3(a), the Purchasers enter into Hedging Transactions which at any one time collectively result in the Purchasers holding fewer than 1,050,000 (as adjusted for stock splits, stock reverse splits, dividends paid in shares of Common Stock, combinations and the like with respect to the Common Stock) Economic Shares (a "Protective Provision Suspension Event” ), then the Purchasers shall send a notice to the Company stating that a Protective Provision Suspension Event has occurred, and providing reasonable detail of the events giving rise to such Protective Provision Suspension Event. If at any time after sending notice of a Protective Provision Suspension Event the Hedging Transactions which gave rise to such Protective Provision Suspension Event have terminated or expired, in whole or in part, or the Purchasers have entered into other transactions, the result of which is that the Purchasers collectively hold 1,050,000 (as adjusted for stock splits, stock reverse splits, dividends paid in shares of Common Stock, combinations and the like with respect to the Common Stock) or more Economic Shares, then the Purchasers shall send a notice to the Company stating that the Protective Provision Suspension Event has terminated, and providing reasonable detail of the events giving rise to such termination, at which time the Protective Provision Suspension Event shall terminate.
     Section 4.4 TCV Director.

     (a) For so long as the Purchasers, as holders of Series B Preferred Stock, have the right to elect a director pursuant to the terms of the certificate of designation for the Series B Preferred Stock (the “Series B Director”), the Purchasers agree not to elect any Person as a Series B Director who has not been approved by a majority of the Company’s Independent Directors, which approval shall not be unreasonably withheld or delayed. In addition, the Purchasers agree not to elect any Person as a Series B Director until the Purchasers have received the FSA Approval.
     (b) At any time after receipt of the FSA Approval and prior to the date on which the Purchasers no longer own any Purchased Shares, Conversion Shares, Warrants or Warrant Shares, if the Purchasers are not entitled to elect a Series B Director pursuant to the terms of the certificate of designation for the Series B Preferred Stock, then for so long as the Purchasers beneficially own at least 1,750,000 shares (as adjusted for stock splits, stock reverse splits, dividends paid in shares of Common Stock, combinations and the like with respect to the Common Stock) of Common Stock (excluding shares of Common Stock issuable upon exercise of the Warrants), the Purchasers shall have the right to nominate one (1) member of the Board of Directors (the “TCV Designee”). Subject to the prior approval of a majority of the Independent Directors, which approval shall not be unreasonably withheld or delayed, the Board of Directors shall promptly elect the TCV Designee to the Board of Directors. In the event that a TCV Designee is not approved by the Independent Directors, then the Purchasers shall have the right to substitute other TCV Designees until one is so approved. If, following election to the Board of Directors, the TCV Designee resigns, is removed, is not re-elected or is otherwise unable to serve for any reason, then, the Purchasers shall be entitled to designate a replacement nominee, who shall become the TCV Designee, and subject to the approval provided for in this Section 4.4(b) by the majority of the Independent Directors, shall be elected by the Board of Directors.
     (c) Upon receipt by the Company of a notice of a Director Suspension Event, (x) in the event the Purchasers are entitled pursuant to the certificate of designation for the Series B Preferred Stock to elect a Series B Director, and a Series B Director has been so elected, the Purchasers, at the request of the Board of Directors, shall remove such Series B Director, and (y) in the event the Purchasers are not so entitled to elect a Series B Director, but have pursuant to Section 4.4(b) above nominated and had elected a TCV Designee, the Purchasers shall, at the request of the Board of Directors, use its reasonable efforts to have such TCV Designee resign as a director. Upon the termination of the Director Suspension Event, (i) in the event the Purchasers are entitled pursuant to the certificate of designation for the Series B Preferred Stock to elect a Series B Directors, the Purchasers may then again, subject to the approval of a majority of the Independent Directors provided for in Section 4.4(a), elect a Series B Director, and (ii) if a TCV Designee resigned pursuant to clause (y) of this Section 4.4(c), then at the request of the Purchasers, the Board of Directors shall re-elect the TCV Designee to the Board of Directors.
     (d) The Company shall (i) upon a TCV Designee becoming a director of the Company enter into an indemnification agreement with such TCV Designee in the form entered into with the other directors of the Company, and (ii) cause the TCV Designee to be covered by any directors and officers insurance policy maintained by the Company from time to time at all times that a TCV Designee serves on the Board of Directors.

     Section 4.5 Rights Agreement. In the event that the Company adopts, enters into or maintains a shareholder rights plan, the primary purpose of which is to prevent an acquisition of the Company in a transaction not approved by Board of Directors (a “Shareholder Rights Plan”) the Company agrees that such Shareholder Rights Plan shall (i) ensure that the shares of Common Stock issued upon conversion of the Series B Preferred Stock or the exercise of the Warrant shall be entitled to receive any preferred stock purchase right or any other benefit or right granted to shares of Common Stock, (ii) not prevent, prohibit or restrict TCV and its Affiliates (including by treating them as an “acquiring person” under the Shareholder Rights Plan), (x) from acquiring, directly or indirectly, by purchase or otherwise, record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act ), of any securities of the Company which if acquired would result in the Purchasers and their Affiliates, in the aggregate, having record or beneficial ownership of more than 19.9% of the outstanding shares of the Company’s Common Stock determined on a fully diluted basis (which shall be determined assuming conversion of all of the shares of Series B Preferred Stock and exercise of all Warrants for the full number of Warrants Shares), and (y) from continuing to own, beneficially and of record, any securities of the Company if the Company takes any direct or indirect action that results in the number of shares of Common Stock determined on a fully diluted basis being reduced (e.g. stock repurchases).
     Section 4.6 Specific Performance. The Purchasers and the Company agree that irreparable damage would occur and that the Company and the Purchaser, as applicable, would not have any adequate remedy at law in the event that any of the provisions of Sections 4.2, (Restrictions on Actions), 4.3 (Hedging Transactions), 4.4 (TCV Director) or 4.5 (Rights Agreement) were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Purchasers and the Company agree that the Company and the Purchasers, as applicable, shall without the necessity of proving the inadequacy of money damages or posting a bond be entitled to an injunction or injunctions to prevent breaches of such Sections and to enforce specifically the terms, provisions and covenants contained therein, this being in addition to any other remedy to which they are entitled at law or in equity.
ARTICLE V
CONDITIONS TO THE PURCHASERS’ OBLIGATION
     Section 5.1 Initial Closing. The obligations of the Purchasers to consummate the transactions contemplated hereby to be consummated at the Initial Closing are subject to the satisfaction, on or prior to the Initial Closing Date, of each of the following conditions precedent:
          (a) Representations and Warranties. Each of the representations and warranties of the Company contained in Article II of this Agreement shall be true and correct in all material respects on and as of the Initial Closing Date with the same effect as though such representations and warranties had been made on and as of the Initial Closing Date, except for representations and warranties that speak as of a specific date or time other than the Initial Closing Date (which need only be true and correct in all material respects as of such date or time); provided, however, that if a representation or warranty is qualified by “materiality” or “Material Adverse Effect” or similar qualifier, such representation or warranty (as so qualified) shall be true and correct in all respects.

          (b) Covenants. The Company shall have performed and complied in all material respects with all other covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Initial Closing.
          (c) Certificates. The Company shall have delivered to the Purchasers (i) a certificate, dated as of the Initial Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in clauses (a) and (b) of this Section 5.1 has been satisfied, and (ii) a certificate, dated as of the Initial Closing Date and executed on behalf of the Company by its Secretary, certifying the Company’s (A) amended and restated certificate of incorporation, (B) bylaws, as amended, and (C) board resolutions approving this Agreement, the Related Agreements and the transactions contemplated hereby and thereby.
          (d) Series B Preferred Stock Certificates. The Company shall have delivered one or more stock certificates to each Purchaser representing the portion of the Purchased Shares to be purchased by such Purchaser at the Initial Closing.
          (e) Investor Rights Agreement. The Company shall have entered into the Investor Rights Agreement.
          (f) Legal Opinion. The Company shall have provided an opinion addressed to the Purchasers rendered by its outside legal counsel in form and substance reasonably satisfactory to the Purchasers, in substantially the form attached hereto as Exhibit D with respect to the Purchased Shares and Warrants to be purchased at the Initial Closing.
          (g) Certificate of Designation. The Certificate of Designation shall have been duly filed with the Secretary of State of the State of Delaware.
          (h) Warrants. The Company shall have entered into and delivered the Warrants to the Purchasers that are to be purchased by the Purchasers at the Initial Closing.
     Section 5.2 Subsequent Closing. The obligations of the Purchasers to consummate the transactions contemplated hereby to be consummated at the Subsequent Closing are subject to the satisfaction, on or prior to the Subsequent Closing Date, of each of the following conditions precedent:
          (a) Initial Closing. The transactions contemplated to occur at the Initial Closing shall have been consummated.
          (b) FSA Approval. To the extent required, the Purchasers shall have received FSA Approval.
          (c) Representations and Warranties. Each of the representations and warranties of the Company contained in Article II of this Agreement shall be true and correct in all material respects on and as of the Subsequent Closing Date with the same effect as though such representations and warranties had been made on and as of the Subsequent Closing Date, except for representations and warranties that speak as of a specific date or time other than the Subsequent Closing Date (which need only be true and correct in all material respects as of such date or time); provided, however, that if a representation or warranty is qualified by “materiality” or “Material Adverse Effect” or similar qualifier, such representation or warranty (as so qualified) shall be true and correct in all respects.
          (d) Covenants. The Company shall have performed and complied in all material respects with all other covenants and agreements required by this Agreement to be performed or complied with by it at, or prior to, the Subsequent Closing.
          (e) Certificates. The Company shall have delivered to the Purchasers a certificate, dated as of the Subsequent Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in clauses (c) and (d) of this Section 5.2 has been satisfied.
          (f) Series B Preferred Stock Certificates. The Company shall have delivered one or more stock certificates to each Purchaser representing the portion of the Purchased Shares to be purchased by such Purchaser at the Subsequent Closing.
          (g) Legal Opinion. The Company shall have provided an opinion addressed to the Purchasers rendered by its outside legal counsel in form and substance reasonably satisfactory to the Purchasers, in substantially the form attached hereto as Exhibit D with respect to the Purchased Shares and Warrants to be purchased at the Subsequent Closing.
          (h) Warrants. The Company shall have entered into and delivered the Warrants to the Purchasers that are to be purchased by the Purchasers at the Subsequent Closing.
ARTICLE VI
CONDITIONS TO THE COMPANY’S OBLIGATION
     Section 6.1. Initial Closing. The obligations of the Company to consummate the transactions contemplated hereby are subject to the satisfaction, on or prior to the Initial Closing Date, of each of the following conditions precedent:
          (a) Representations and Warranties; Performance. Each of the representations and warranties of the Purchasers contained in Article III of this Agreement shall be true and correct in all material respects on and as of the Initial Closing Date with the same effect as though such representations and warranties had been made on and as of the Initial Closing Date, except for representations and warranties that speak as of a specific date or time other than the Initial Closing Date (which need only be true and correct in all material respects as of such date or time); provided, however, that if a representation or warranty is qualified by “materiality” or “material adverse effect” or similar qualifier, such representation or warranty (as so qualified) shall be true and correct in all respects.
          (b) Covenants. The Purchasers shall have performed and complied in all material respects with all other covenants and agreements required by this Agreement to be performed or complied with by them at or prior to the Initial Closing.

          (c) Certificates. The Purchasers shall have delivered to the Company a certificate, dated as of the Initial Closing Date and executed on behalf of the Purchasers by their authorized representative, to the effect that each of the conditions set forth in clauses (a) and (b) of this Section 6.1 has been satisfied.
          (d) Consideration for the Securities. Each Purchaser shall have paid the purchase price of the Purchased Shares and Warrants to be purchased by such Purchaser in full at the Initial Closing either by certified check or by wire transfer of immediately available funds to an account designated in writing by the Company.
          (e) Investor Rights Agreement. The Purchasers shall have entered into the Investor Rights Agreement.
          (f) Certificate of Designation. The Certificate of Designation shall have been duly filed with the Secretary of State of the State of Delaware.
          (g) Warrants. The Purchasers shall have entered into and delivered the Warrants to the Company that are to be purchased by the Purchasers at the Initial Closing.
     Section 6.2. Subsequent Closing. The obligations of the Company to consummate the transactions contemplated hereby are subject to the satisfaction, on or prior to the Subsequent Closing Date, of each of the following conditions precedent:
          (a) Initial Closing. The transactions contemplated to occur at the Initial Closing shall have been consummated.
          (b) FSA Approval. To the extent required, the Purchasers shall have received FSA Approval.
          (c) Representations and Warranties; Performance. Each of the representations and warranties of the Purchasers contained in Article III of this Agreement shall be true and correct in all material respects on and as of the Subsequent Closing Date with the same effect as though such representations and warranties had been made on and as of the Subsequent Closing Date, except for representations and warranties that speak as of a specific date or time other than the Subsequent Closing Date (which need only be true and correct in all material respects as of such date or time); provided, however, that if a representation or warranty is qualified by “materiality” or “material adverse effect” or similar qualifier, such representation or warranty (as so qualified) shall be true and correct in all respects.
          (d) Covenants. The Purchasers shall have performed and complied in all material respects with all other covenants and agreements required by this Agreement to be performed or complied with by them at or prior to the Subsequent Closing.
          (e) Certificates. The Purchasers shall have delivered to the Company a certificate, dated as of the Subsequent Closing Date and executed on behalf of the Purchasers by their authorized representative, to the effect that each of the conditions set forth in clauses (c) and (d) of this Section 6.2 has been satisfied.

          (f) Consideration for the Securities. Each Purchaser shall have paid the purchase price of the Purchased Shares and Warrants to be purchased by such Purchaser in full at the Subsequent Closing either by certified check or by wire transfer of immediately available funds to an account designated in writing by the Company.
          (g) Warrants. The Purchasers shall have entered into and delivered the Warrants to the Company that are to be purchased by the Purchasers at the Subsequent Closing
ARTICLE VII
MISCELLANEOUS
     Section 7.1 Survival of Representations. The representations, warranties, covenants and agreements made herein or in any certificates or documents executed in connection herewith shall survive the execution and delivery hereof and the Closing of the transactions contemplated hereby. Notwithstanding the foregoing, the representations and warranties contained in or made pursuant to this Agreement shall terminate on, and no claim or action with respect thereto may be brought with respect to such representation and warranties after the date that is 12 months after the Closing; except for the representations and warranties set forth in Sections 2.2, 2.17 and 2.22 which shall survive indefinitely.
     Section 7.2 Shares Owned by Affiliates. For the purposes of applying all provisions of this Agreement which condition the receipt of information or access to information or exercise of any rights upon ownership of a specified number or percentage of shares, the shares owned of record by any Affiliate of a Purchaser shall be deemed to be owned by such Purchaser.
     Section 7.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and will become effective when one or more counterparts have been signed by a party and delivered to the other parties. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 7.3, provided that receipt of copies of such counterparts is confirmed.
     Section 7.4 Governing Law.
          (a) Except to the extent the DGCL is mandatorily applicable, this Agreement and any disputes arising hereunder or controversies related hereto shall be governed by and construed in accordance with the internal laws of the State of New York that apply to contracts made and performed entirely within such state.
          (b) Each of the parties hereto irrevocably (i) submit to the exclusive jurisdiction of any court of the State of New York located in New York County or the United States District Court for the Southern District of New York for the purpose of any suit, action, or other proceeding arising out of this Agreement or the Related Agreements (each a “Proceeding”), (ii) agree that service of any process, summons, notice or document in accordance with Section 7.7 hereof shall be effective service of process for any Proceeding brought against such party; (iii) irrevocably and unconditionally waive any objection to the laying of venue of any Proceeding arising out of or relating to this Agreement in any such court; (iv) agree that all claims in respect of any Proceeding may be heard and determined in any such court; and (v) agree not to commence any Proceeding other than in such court, and waive, to the fullest extent permitted by applicable law, any claim that any such Proceeding is brought in an inconvenient forum.
          (c) To the extent that any party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself, or to such Person’s property, each such party hereto hereby irrevocably waives such immunity in respect of such Person’s obligations with respect to this Agreement.
          (d) Waiver of Jury Trial. EACH PARTY HERETO, FOR ITSELF AND ITS AFFILIATES, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE ACTIONS OF THE PARTIES HERETO OR THEIR RESPECTIVE AFFILIATES PURSUANT TO THIS AGREEMENT OR IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
     Section 7.5 Entire Agreement; No Third Party Beneficiary. This Agreement and the Related Agreements contain the entire agreement by and among the parties with respect to the subject matter hereof and all prior negotiations, writings and understandings relating to the subject matter of this Agreement, including the letter of intent dated May 23, 2008 between the Company and TCV VI, are merged in and are superseded and canceled by, this Agreement and the Related Agreements. Notwithstanding anything to the contrary in the foregoing, the Confidentiality Agreement dated May 27, 2008 between the Company and TCMI, Inc. shall, notwithstanding clause (ii) of paragraph 16 thereof, continue in effect in accordance with its terms with respect to the provisions thereof related to Evaluation Material (as defined therein), including, without limitation, Sections 1 through 6 thereof and related provisions. Except with respect to Section 4.4(d), this Agreement is not intended to confer upon any Person not a party hereto (or their successors and permitted assigns) any rights or remedies hereunder.
     Section 7.6 Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including accounting and legal fees shall be paid by the party incurring such expenses, except that, upon consummation of the Initial Closing, the Company shall pay up to $150,000 of the reasonable and documented out-of-pocket fees and expenses incurred by the Purchasers, including, without limitation, the reasonable and documented fees and expenses of counsel for the Purchasers.
     Section 7.7 Notices. All notices and other communications hereunder will be in writing and given by certified or registered mail, return receipt requested, nationally recognized overnight delivery service, such as Federal Express or facsimile (or like transmission) with confirmation of transmission by the transmitting equipment or personal delivery against receipt to the party to whom it is given, in each case, at such party’s address or facsimile number set forth below or such other address or facsimile number as such party may hereafter specify by notice to the other parties hereto given in accordance herewith. Any such notice or other communication shall be deemed to have been given as of the date so personally delivered or transmitted by facsimile or like transmission, on the next business day when sent by overnight delivery services or five days after the date so mailed if by certified or registered mail.
If to the Company, to:
MarketAxess Holdings Inc.
140 Broadway, 42nd Floor
New York, NY 10005
Fax No.: (212) 813-6390
Attention: Chief Executive Officer
with a copy to:
Proskauer Rose LLP
1585 Broadway
New York, NY 10036
Attention: Adam J. Kansler
If to a Purchaser, to:
Technology Crossover Ventures
528 Ramona Street
Palo Alto, CA 94301
Fax No.: (650) 614-8222
Attention: Carla S. Newell
with a copy to:
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Fax No.: (650) 463-2600
Attention: Peter F. Kerman
     Section 7.8 Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment or delegation in violation of this Agreement shall be null and void ab initio.
     Section 7.9 Headings. The Section, Article and other headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.
     Section 7.10 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by each party hereto. Any party hereto may, only by an instrument in writing, waive compliance by any other party or parties hereto with any term or provision hereof on the part of such other party or parties hereto to be performed or complied with. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor will any single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce such right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The waiver by any party hereto of a breach of any term or provision hereof shall not be construed as a waiver of any subsequent breach. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
     Section 7.11 Interpretation; Absence of Presumption.
          (a) For the purposes hereof: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits) and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit and Schedule references are to the Articles, Sections, paragraphs, Exhibits, and Schedules to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified; and (iv) the word “or” shall not be exclusive.
          (b) With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration will be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.
     Section 7.12 Severability. Any provision hereof that is held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, shall be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof, provided, however, that the parties will attempt in good faith to reform this Agreement in a manner consistent with the intent of any such ineffective provision for the purpose of carrying out such intent.
[The next page is the signature page]

     The parties have caused this Securities Purchase Agreement to be executed as of the date first written above.

MARKETAXESS HOLDINGS INC.
By:	/s/ Richard M. McVey
	Name:	Richard M. McVey
	Title:	Chief Executive Officer

TCV VI, L.P.
By:	Technology Crossover Management VI, L.L.C.
Its:	General Partner

By:	/s/ Carla S. Newell
	Name:	Carla S. Newell
	Title:	Attorney-in-Fact

TCV MEMBER FUND, L.P.
By:	Technology Crossover Management VI, L.L.C.
Its:	General Partner

By:	/s/ Carla S. Newell
	Name:	Carla S. Newell
	Title:	Attorney-in-Fact

S-1

EXHIBIT A
DEFINED TERMS
     1. The following capitalized terms have the meanings indicated:
     “Affiliate” of any Person means any Person, directly or indirectly, controlling, controlled by or under common control with such Person.
     “Board of Directors” means the Company’s board of directors.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Common Stock” means the Company’s voting common stock, $0.003 par value per share.
     “DGCL” means the Delaware General Corporation Law.
     “Economic Shares” means with respect to the Purchasers the aggregate, without duplication, of (i) shares of Common Stock beneficially owned by the Purchasers (excluding shares issuable upon exercise of the Warrants until such time as the shares are issued upon exercise), plus (ii) shares of Common Stock issuable upon shares of Series B Preferred Stock beneficially owned by the Purchasers, less (iii) shares of Common Stock that are the subject of Hedging Transactions.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “FINRA” means the Financial Industry Regulatory Authority.
     “FSA” means the Financial Services Authority.
     “FSA Approval” means the approval by the FSA of the Purchasers and their relevant Affiliates acquiring “control” of MarketAxess Europe Limited pursuant to the transactions contemplated by the Agreement and the Related Agreements, where “control” has the meaning given to it in the FSA Rules.
     “FSA Rules” means the rules, requirements, guidance and directions issued by the FSA.
     “GAAP” means generally accepted accounting principles as in effect in the United States.
     “Hedging Transactions” means the entering (i) into a Short Sale, (ii) into or establishment of any agreement constituting a “put equivalent position,” as defined by Rule 16a-1(h) of the Exchange Act, or (iii) otherwise entering into a hedging transaction the primary purpose of which is to offset the loss which results from a decline in the market price of the Common Stock.

     “HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and rules and regulations promulgated thereunder.
     “Independent Director” shall mean the directors of the Company which the Company’s board of directors has determined are “independent” within the meaning of Rule 4200(a)(15) of NASDAQ.
     “Intellectual Property Rights” means all registered copyrights, copyright registrations and copyright applications, trademark registrations and applications for registration, patents and patent applications, trademarks, service marks, trade names and Internet domain names that are used by the Company or any of its Subsidiaries in their business as presently conducted, including all (i) databases, computer programs and other computer software user interfaces, know-how, trade secrets, customer lists, proprietary technology, processes and formulae, source code, object code, algorithms, development tools, instructions and templates created by or on behalf of the Company or any of its Subsidiaries and (ii) inventions, trade dress, logos and designs created by or on behalf or any of the Company or any of its Subsidiaries.
     “Investment Company Act” mean the Investment Company Act of 1940, as amended.
     “Investor Rights Agreement” means the Investor Rights Agreement among the Company and each of the Purchasers in the form attached to the Agreement as Exhibit C.
     “Lien” means any mortgage, pledge, security interest or other encumbrance, excluding (A) statutory liens for Taxes that are not yet due and payable; (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law; (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (E) encumbrances pursuant to securities laws.
     “Material Adverse Effect” means a material adverse effect upon the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole.
     “Person” means an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization or a government or agency or political subdivision thereof.
     “Proxy Statement” means the Company’s definitive proxy statement for its 2008 annual meeting of stockholders, as filed with the SEC on April 23, 2008.
     “Restricted Affiliate” means: (a) any Person who is directly or indirectly responsible for the formation, management, operations, oversight or administration of the Purchasers (including, without limitation, any principals, partners or employees of any such Person); and (b) any investment fund directly or indirectly formed, managed or controlled by any one or more Persons referred to in the preceding clause (a).
     “SEC” means the United States Securities and Exchange Commission.

     “SEC Documents” means all reports, schedules, registration statements, proxy statements and other documents (including all amendments, exhibits and schedules thereto) filed by the Company with the SEC on or after January 1, 2006.
     “Short Sale” means a sale of Common Stock that is marked as a short sale.
     “Stock Plans” means the Company’s 2000 Stock Incentive Plan, the Company’s 2001 Stock Incentive Plan and the Company’s 2004 Stock Incentive Plan, as each has been amended to the date hereof.
     “Subsidiary” means, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
     “Tax” and “Taxes” means all federal, state, local and foreign taxes, including, without limitation, income, franchise, property, sales, withholding, payroll and employment taxes.

     2. The following terms are defined in the Sections of the Agreement indicated:
INDEX OF TERMS

Term	Section
Agreement	Preamble
Certificate of Designation	1.1
Company	Preamble
Conversion Shares	2.4
ERISA Documents	2.16
Financial Statements	2.7
Initial Closing	1.2
Initial Closing Date	1.2
Preferred Stock	2.4
Purchased Shares	Recitals
Purchasers	Preamble
Related Agreements	2.2
Restricted Period	4.2
Securities Act	2.4
Series B Preferred Stock	Recitals
Subsequent Closing	1.2
Subsequent Closing Date	1.2
TCV Member Fund	Preamble
TCV VI	Preamble
Warrant Shares	Recitals
Warrants	Recitals

SCHEDULE 1.1
PURCHASED SHARES AND WARRANT SHARES

	Number of	Number of	Aggregate
Purchaser	Purchased Shares	Warrant Shares	Purchase Price
TCV VI, L.P.
Initial Closing	27,781.220786	555,624	27,781,220.79
Subsequent Closing	6,945.305197	138,906	6,945,305.20
Total	34,726.525983	694,530	$34,726,525.99

TCV Member Fund, L.P.
Initial Closing	218.779214	4,376	218,779.21

Subsequent Closing	54.694803	1,094	54,694.80

Total	273.474017	5,470	$273,474.01

Total	35,000.000000	700,000	$35,000,000.00

EXHIBIT 3
CERTIFICATE OF DESIGNATION
OF
SERIES B PREFERRED STOCK
OF
MARKETAXESS HOLDINGS INC.

Pursuant to Section 151 of the
General Corporation Law of
the State of Delaware

          MarketAxess Holdings Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:
          That, pursuant to authority conferred by the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate”) and by the provisions of Section 151 of the General Corporation Law of the State of Delaware, the board of directors of the Corporation (the “Board of Directors”), at a duly called meeting, at which a quorum was present and acted throughout, adopted the following resolutions, which resolutions remain in full force and effect on the date hereof creating a series of 35,000 shares of Preferred Stock having a par value of $0.001 per share, designated as Series B Preferred Stock:
          RESOLVED, that in accordance with the provisions of the Certificate, the Board of Directors does hereby create, authorize and provide for the issuance of a series of Preferred Stock, par value $0.001 per share, of the Corporation, designated as “Series B Preferred Stock,” having the voting rights, powers, preferences and relative, participating, optional and other special rights, preferences, and qualifications, limitations and restrictions thereof that are set forth as follows:
     Section 1. Designation and Number. The shares of such series shall be designated as Series B Preferred Stock (the “Series B Preferred Stock”). The number of shares initially constituting the Series B Preferred Stock shall be 35,000 which number may be, subject to Section 5, increased or decreased by the Board of Directors; provided, however, that such number may not be decreased below the number of then outstanding shares of Series B Preferred Stock. Capitalized terms used but not defined elsewhere herein have the meanings assigned to them in Section 9.
     Section. 2. Dividends. Whenever the Corporation shall declare and pay a dividend or distribution on the Common Stock, the Corporation shall declare and pay, at the same time the dividend or distribution is declared and paid on the Common Stock, with respect to each share of Series B Preferred Stock a dividend or distribution equal to the amount that would have been paid in respect of the Common Stock issuable upon conversion of such share of Series B

Preferred Stock immediately prior to the close of business on the record date for determining the holders of Common Stock entitled to receive such dividend or distribution on the Common Stock, or, if no such record is taken, the date on which the record holders of Common Stock entitled to such dividend or distribution is determined. The holders of shares of Series B Preferred Stock shall not be entitled to receive any dividends except as provided herein.
     Section 3. Liquidation Event.
          (a) Upon the occurrence of a Liquidation Event, a holder of Series B Preferred Stock shall be entitled to be paid, out of the assets of the Corporation legally available for distribution, an amount equal to the greater of (i) the Original Series B Issue Price with respect to each share of Series B Preferred Stock held by such holder, plus all declared but unpaid dividends thereon, and (ii) the amount such holder would have received in connection with such Liquidation Event if such holder held the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by such holder (assuming that all shares of Series B Preferred Stock were converted into Common Stock at such time) (the greater of clauses (i) and (ii) hereinafter referred to as the “Liquidation Preference.”). To the extent holders of Common Stock receive amounts in connection with a Liquidation Event, the holders of the Series B Preferred Stock will receive amounts in connection with such Liquidation Event in the same form (i.e., cash, securities or other property) and same proportion as the amounts to be received by the Corporation’s holders of Common Stock in such Liquidation Event. If, upon the occurrence of a Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full of the Liquidation Preference to all holders of the Series B Preferred Stock and all other now or hereafter authorized capital stock of the Corporation ranking on a parity with (upon a Liquidation Event) the Series B Preferred Stock, then such assets shall be distributed among the holders of Series B Preferred Stock and the holders of such other capital stock of the Corporation ranking on a parity with (upon a Liquidation Event) the Series B Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.
          (b) Upon the occurrence of a Liquidation Event, no distribution shall be made in respect of any shares of Common Stock, the Corporation’s non-voting common stock, par value $0.003 per share, or any other now or hereafter authorized capital stock of the Corporation ranking junior to (upon a Liquidation Event) the Series B Preferred Stock unless, at the time of such distribution, the holders of shares of Series B Preferred Stock shall have received the full Liquidation Preference with respect to each share.
          (c) If, upon the occurrence of a Liquidation Event, payment shall have been made to the holders of the Series B Preferred Stock of the full amount to which they are entitled pursuant to Section 3(a), then, the holders of the Series B Preferred Stock shall not thereafter be entitled to receive any amounts in respect of such Liquidation Event.
          (d) In any Liquidation Event, if the distribution to be received by holders of Series B Preferred Stock is other than cash, its value will be deemed its fair market value as determined as set forth below. Any such consideration shall be valued as follows:

     (i) if such consideration consists of securities traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 20-day period ending three trading days prior to the date of distribution of such consideration to the holders of the Series B Preferred Stock in connection with such Liquidation Event;
     (ii) if such consideration consists of securities that are actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 20-day period ending three trading days prior to the date of distribution of such consideration to the holders of the Series B Preferred Stock in connection with such Liquidation Event;
     (iii) if such consideration is not valued pursuant to the preceding clauses (i) or (ii), the value shall be the fair market value thereof, as determined in good faith by the Board of Directors; and
     (iv) The method of valuation of securities subject to restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined in Section 3(d)(i), (ii) or (iii) above to reflect such restriction on free marketability, as determined in good faith by the Board of Directors.
          (f) Notwithstanding any other provision of this Section 3, if any Acquisition is approved by both (x) the vote of the holders of at least a majority of the Series B Preferred Stock, voting as a single class, and (y) a vote sufficient under the Delaware General Corporation Law, the Corporation’s certificate of incorporation (as in effect at the time of such vote) and the Corporation’s bylaws (as in effect at the time of such vote), then such Acquisition and the rights of the holders of Common Stock and Preferred Stock in connection with such Acquisition will be governed by the documents to be entered into in connection with such Acquisition.
          Section 4. Conversion.
          4.1 Conversion into Common Stock.
          (a) Each share of Series B Preferred Stock shall be convertible, without the payment of additional consideration, into a number of shares of Common Stock determined by dividing the Original Series B Issue Price by the Conversion Price.
          (b) From and after any conversion hereunder: (i) any shares of Series B Preferred Stock that shall have been so converted shall cease to be deemed to be outstanding or be transferrable on the books of the Corporation or the stock transfer agent, if any, for the Series B Preferred Stock; and (ii) the holder of such shares, as such, shall not be entitled to receive any dividends or distributions (except for any previously declared but unpaid dividends that such holder of Series B Preferred Stock was entitled to receive), to receive notices or to vote such shares or to exercise or to enjoy any other powers, preferences or rights in respect thereof, other than the right, upon surrender of the certificate or certificates representing such shares, to receive a certificate or certificates for the number of shares of Common Stock into which such shares shall have been converted.
          (c) Whenever this Section 4 requires one or more certificates representing shares of Series B Preferred Stock to be surrendered to the Corporation, such certificates shall be duly endorsed for transfer (or accompanied by duly endorsed blank stock powers) together with such guarantees and evidence of the authenticity and authority of the signatory as the Corporation may reasonably request; provided, however, that if such certificate(s) shall have been lost, stolen or destroyed, the holder of such shares shall instead deliver to the Corporation an affidavit and indemnity in form and substance reasonably acceptable to the Corporation and, if required by the Corporation, an indemnity bond in form and substance reasonably acceptable to the Corporation.
          4.2 Adjustment to Conversion Price for Stock Splits, Etc. If at any time the number of outstanding shares of Common Stock shall increase by virtue of or in connection with any dividend or distribution on the Common Stock or any stock split or other subdivision of the outstanding shares of Common Stock or a reclassification, then the Conversion Price shall be adjusted, concurrently with the effectiveness of such increase, to a Conversion Price that would entitle each holder of Series B Preferred Stock to receive on conversion thereof the same percentage of the outstanding shares of Common Stock that such holder would have received on conversion thereof immediately prior to such increase. If the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock (including, without limitation, pursuant to a reverse stock split), the Conversion Price in effect immediately prior to such combination or consolidation shall be adjusted, concurrently with the effectiveness of such decrease, to a Conversion Price that would entitle each holder of Series B Preferred Stock to receive on conversion thereof the same percentage of the outstanding shares of Common Stock that such holder would have received on conversion thereof immediately prior to such combination or consolidation.
          4.3 Adjustment for Certain Transactions. If at any time or from time to time after the date the Series B Preferred Stock is originally issued the Corporation shall be a party to any Transaction (other than an increase or decrease in the number of outstanding shares of Common Stock by reason of which an adjustment to the Conversion Price is made under Section 4.2) after which the Series B Preferred Stock remains outstanding, then immediately following consummation of the Transaction, and without any action on the part of the holder of any share of Series B Preferred Stock, each holder’s Series B Preferred Stock shall upon conversion and in lieu of the Common Stock or other securities issuable upon conversion hereof immediately prior to such consummation, convert into the amount of securities, cash or other property to which such holder would actually have been entitled upon the consummation of the Transaction if such holder had converted those shares of Series B Preferred Stock immediately prior thereto, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. The Corporation will not effect any such Transaction unless, prior to the consummation thereof, each Person (other than the Corporation) that may be required to deliver any stock, other securities, property, or cash upon the conversion of the Series B Preferred Stock as provided herein shall agree for the benefit of the holders of the Series B Preferred Stock, by written instrument delivered to the holders of the Series B Preferred Stock, to deliver to such holders such stock, other securities, property or cash such holder may be entitled to receive in accordance with this Section 4.3. If the holders of Common Stock or other securities issuable upon conversion hereof immediately prior to consummation of such Transaction, are entitled to make an election with respect to the type, kind or amount of securities, property, cash or other assets they are to receive in connection with such Transaction, each holder of the Series B Preferred Stock shall notify the Corporation as to which election it makes by the same time as the holders of Common Stock are entitled to make such election. If a holder of Series B Preferred Stock does not notify the Corporation by such time, then the holder will be treated the same as if they had chosen to be treated as a holder of Common Stock that failed to make the election in connection with such Transaction. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4.3 with respect to the rights of the holders of Series B Preferred Stock after such Transaction so that the provisions of this Section 4.3 shall be applicable after the Transaction and be as nearly equivalent as practicable. Notwithstanding the foregoing, if the Transaction is approved by both (x) the vote of the holders of at least a majority of the Series B Preferred Stock, voting as a single class, and (y) a vote sufficient under the Delaware General Corporation Law, the Corporation’s certificate of incorporation (as in effect at the time of such vote) and the Corporation’s bylaws (as in effect at the time of such vote), then the rights of the holders of Series B Preferred Stock in connection with such Transaction will be governed by the documents to be entered into in connection with such Transaction.
          4.4 Report or Certificate as to Adjustments. In each case of any adjustment or readjustment pursuant to Section 4.2 or 4.3, the Corporation at its expense will promptly prepare a certificate of its Chief Financial Officer showing in reasonable detail the computation of such adjustment or readjustment in accordance with the terms of this Certificate of Designation. The Corporation will forthwith send a copy of each such report to each holder of Series B Preferred Stock, and will, upon the written request at any time of a holder, furnish to such holder a like report setting forth the Conversion Price at the time in effect and showing how it was calculated.
          4.5 Optional Conversion.
          (a) Any holder of shares of Series B Preferred Stock may, at any time, and from time to time, convert such stock, in whole or in part, by delivering written notice, in accordance with Section 8(b) hereof, of such conversion (an “Optional Conversion Notice”) to the Corporation setting forth therein: (i) the number of shares of Series B Preferred Stock to be converted; and (ii) the date of such conversion, which, subject to Section 4.5(b), shall be the Business Day immediately after such Optional Conversion Notice is deemed given pursuant to Section 8(b) hereof (the “Optional Conversion Date”); provided, however, in the event such Optional Conversion Notice is deemed given by the Corporation prior to 10:00 a.m. (New York Time), subject to Section 4.5(b), the Optional Conversion Date shall be the date of such Optional Conversion Notice is deemed given pursuant to Section 8(b) hereof. The Optional Conversion Notice shall be accompanied by one or more certificates representing the shares of Series B Preferred Stock to be converted. Thereafter, within three Business Days after the Optional Conversion Date, the Corporation shall issue and deliver to such holder one or more certificates for the number of whole shares of Common Stock issuable upon conversion in accordance with the provisions hereof.

          (b) If a conversion is in connection with a bona fide underwritten public offering of shares of Common Stock pursuant to an effective registration statement under the Securities Act or under similar laws of other jurisdictions (a “Public Offering”), the conversion may be conditioned, at the holder’s request set forth in the Optional Conversion Notice, upon the closing of the sale of Common Stock pursuant to such Public Offering, and the conversion shall not be deemed to have occurred until immediately prior to the closing of such sale of Common Stock.
          (c) Upon surrender of certificates of Series B Preferred Stock to be converted in part, the Corporation shall issue a certificate representing the number of full shares of Series B Preferred Stock not so converted.
          4.6 Mandatory Conversion. Upon a Mandatory Conversion Event, all of the Series B Preferred Stock shall be automatically converted into Common Stock, based on the then-effective Conversion Price, as of the Mandatory Conversion Date. Promptly following a conversion pursuant to this Section 4.6, the Corporation shall send each holder of Series B Preferred Stock a written notice thereof. Thereafter, as soon as practicable following the surrender of one or more certificates representing the Series B Preferred Stock that is so converted, the Corporation shall issue and deliver to such holder one or more certificates for the number of whole shares of Common Stock issuable upon conversion in accordance with the provisions hereof.
          4.7 Fractional Shares. No fractional shares of Common Stock shall be issued by the Corporation upon conversion of the Series B Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series B Preferred Stock represented by a single certificate shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash in an amount equal to the product of such fraction multiplied by the Common Stock’s fair market value (as determined by the Board of Directors) on the date of conversion (such amount shall be paid by the Corporation concurrently with the delivery of certificates representing the shares of Common Stock issued upon such conversion).
          4.8 Successive Adjustments. The provision for adjustments in Sections 4.2 and 4.3 shall apply in each successive instance in which an adjustment is required thereby.
          4.9. Reservation of Common Stock. The Corporation shall at all times when any shares of Series B Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

          4.10 Payment of Taxes. The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue of shares of Common Stock upon conversion of shares of Series B Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series B Preferred Stock so converted were registered.
          4.11 No Impairment. The Corporation shall not avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in carrying out all such actions as may be reasonably necessary or appropriate in order to protect the conversion rights of the holders of the Series B Preferred Stock against impairment. Notwithstanding the foregoing, nothing in this Section 4.11 shall prohibit the Corporation from amending its certificate of incorporation with the requisite consent of its stockholders and the Board of Directors.
     Section 5. Voting Rights.
          (a) Each share of Series B Preferred Stock shall entitle the holder thereof to vote, in person or by proxy, at a special or annual meeting of the stockholders of the Corporation, on all matters, voted on by holders of Common Stock, voting together as a single class with the holders of the Common Stock and all other shares entitled to vote thereon as a single class with the Common Stock. With respect to all such matters, each issued and outstanding share of Series B Preferred Stock shall entitle the holder thereof to cast that number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted such holder’s Series B Preferred Stock into Common Stock on the record date for determining the stockholders of the Corporation eligible to vote on any such matters.
          (b) For so long as at least 10,500 shares (as adjusted for stock splits, reverse stock splits, combinations, dividends paid in Series B Preferred Stock and the like, each with respect to the Series B Preferred Stock) of Series B Preferred Stock shall be outstanding, and provided that a Protective Provision Suspension Event has not occurred and is continuing, the affirmative vote of the holders of a majority of the outstanding shares of Series B Preferred Stock, voting separately as a single class, shall be necessary for the Corporation to take, or authorize, any of the following actions, however effected, whether by amendment of the certificate of incorporation, this Certificate of Designation or the bylaws, by merger, by consolidation or otherwise:
     (i) authorize, create or issue (x) any class or classes of capital stock of the Corporation having rights, preferences or privileges superior to or on a parity with the Series B Preferred Stock (including, without limitation, the issuance of any shares of Series B Preferred Stock other than in connection with the transactions contemplated by the Securities Purchase Agreement), or (y) any other securities of the Corporation or its Subsidiaries, including debt securities and other indebtedness for borrowed money, having rights, preferences or privileges superior to or on a parity with the Series B Preferred Stock, which are exercisable or exchangeable for, convertible into, or sold in units or in connection with, any equity securities of the Corporation; provided however, that the affirmative vote of the holders of a majority of the outstanding shares of Series B Preferred Stock shall not be required for the authorization, creation or issuance of any Common Stock (or any hereafter authorized class of the Corporation’s common stock); and provided further, however, that a class of capital stock of the Corporation that is convertible into Common Stock shall not be deemed to be on a parity with the Series B Preferred solely because such class entitles the holders thereof to participate in any dividends paid to the holders of the Common Stock on an as-converted basis.
     (ii) any increase or (except pursuant to Section 6) decrease in the authorized number of shares of Series B Preferred Stock;
     (iii) any amendment, waiver, alteration or repeal of the Corporation’s certificate of incorporation or bylaws in a way that, directly or indirectly, adversely affects the rights, preferences or privileges of the Series B Preferred Stock; and
     (iv) the payment of any dividends or distribution on the Common Stock or any other class of capital stock of the Corporation (other than the Series B Preferred Stock) unless immediately after the payment of such dividends or distributions the Corporation will have Net Unrestricted Cash in an amount greater than the product obtained by multiplying the Original Series B Issue Price by the number of shares of Series B Preferred Stock outstanding at the time such dividend or distribution is paid.
     Notwithstanding the foregoing, no consent from the holders of Series B Preferred Stock shall be required for the Corporation to (x) adopt and enter into a customary stockholder rights agreement, the primary purpose of which is to prevent Acquisitions of the Corporation not approved by the Board of Directors, which stockholder rights agreement is consistent with Section 4.5 of the Securities Purchase Agreement, and (y) in connection with adopting and entering into such stockholder rights agreement, to designate and file a certificate of designation with respect to a class of Preferred Stock which has terms and provisions customary for preferred stock to be issued as part of such a stockholder rights plan, and to distribute or dividend to the holders of Common Stock and non-voting common stock, rights to purchase such Preferred Stock, which rights to have terms and conditions customary for rights to be issued as a part of such a stockholder rights plan.
     (c) For so long as 17,500 shares (as adjusted for stock splits, reverse stock splits, combinations, dividends paid in Series B Preferred Stock and the like, each with respect to the Series B Preferred Stock) of Series B Preferred Stock remain outstanding, one member of the board of Directors shall be subject to election and removal by the holders of a majority of the outstanding shares of Series B Preferred Stock voting as a separate class (the “Series B Designee”). In the case of any vacancy in the office of a director elected by the holders of the Series B Preferred Stock, the holders of a majority of the outstanding shares of Series B Preferred Stock may elect a successor to hold office for the unexpired term of the director whose place shall be vacant. Any director who shall have been elected by the holders of the Series B Preferred Stock may be removed during the aforesaid term of office, either with or without cause, by, and only by, the affirmative vote of the holders of a majority of the outstanding shares of Series B Preferred Stock, given either at an annual meeting of the Corporation’s stockholders or at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of such stockholders. Any such act shall become effective on the date fixed in the notice to the Corporation thereof, or upon the delivery thereof to the Corporation, whichever is later, without the need for any other corporate procedure or action. For avoidance of any doubt, the appointment of a director as aforesaid, the dismissal or replacement of any director so appointed, shall be by written notice given to the Corporation by the party or parties designating the director pursuant to the procedures set forth above.
     Section 6. Cancellation of Shares. Any shares of Series B Preferred Stock converted, exchanged, redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares of Series B Preferred Stock shall upon their cancellation become authorized but unissued shares of preferred stock, par value $0.001 per share, of the Corporation and, upon the filing of an appropriate certificate of designation with the Secretary of State of the State of Delaware, may be reissued as part of another class or series of preferred stock, par value $0.001 per share, of the Corporation, including, without limitation, Series B Preferred Stock, all subject to the conditions or restrictions on issuance set forth herein, including Section 5 hereof.
     Section 7. No Other Rights. Except as expressly set forth in this Certificate of Designation or as required by law, the holders of the Series B Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights.
     Section 8. Notices.
          (a) Upon any taking by the Corporation of a record of the holders of the Common Stock for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or vote upon a Liquidation Event, the Corporation shall mail to each holder of Series B Preferred Stock at least 10 days prior to the record date specified therein (or such shorter period approved by the holders of a majority of the outstanding Series B Preferred Stock) a notice specifying (i) in the case of a dividend or distribution, the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, and (ii) in the case of a Liquidation Event, the date on which any such record is to be taken for the purpose of voting upon such Liquidation Event and a reasonably detailed description of such Liquidation Event.
          (b) Any notice required by the provisions of this Certificate of Designation shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) upon receipt by the party to be notified when sent by confirmed electronic mail or facsimile, (iii) five days after having been sent by registered or certified U.S. mail, return receipt requested, postage prepaid, or (iv) one Business Day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed (i) to each holder of record at the address or facsimile number of such holder appearing on the books of the Corporation, and (ii) to the Corporation at the address or to the facsimile number set forth in the Securities Purchase Agreement, as such address or facsimile number may be changed in accordance with the terms of the Securities Purchase Agreement.

     Section 9. Definitions, Etc. The definitions in this Section 9 shall apply equally to both the singular and plural form of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter form. The words “include,” “includes,” and “including” shall be deemed to be followed by the phrase “without limitation.” Unless the context otherwise requires: (x) all references to Sections, paragraphs, subparagraphs and clauses are to Sections, paragraphs, subparagraphs and clauses in this Certificate of Designation; and (y) the terms “herein,” hereof,” “hereto” and “hereunder” and words of similar import refer to this Certificate of Designation. For the purposes of this Certificate of Designation of Series B Preferred Stock, the following terms shall have the meanings indicated:
          (a) “Acquisition” is defined in Section 9(e)(i).
          (b) “Asset Sale” is defined in Section 9(e)(ii).
          (c) “Board of Directors” means the Corporation’s board of directors.
          (d) “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York, New York are authorized or required by law to be closed.
          (e) “Change of Control” means such time as:
     (i) (A) the Corporation shall consummate a merger, consolidation or similar transaction, or series of related transactions, which results in the holders of the outstanding Common Stock and Series B Preferred Stock, immediately prior consummation of such transactions, holding, in substantially the same proportion, less than a majority (x) of the outstanding equity securities of the Corporation with the ordinary voting power to elect a majority of the Board of Directors, or (y) if the Corporation is not the surviving entity or ultimate parent entity in such merger, consolidation or similar transaction, of the outstanding equity securities of such surviving entity or ultimate parent entity with the ordinary voting power to elect a majority of the board of directors or others performing similar functions of such surviving entity or ultimate parent entity, or (B) the consummation of a tender offer for, or other acquisition of, or the issuance by the Corporation of, Common Stock in which a Person or group (as such term is defined in Rule 13d-5 under the Exchange Act) of Persons become the beneficial owners (as determined pursuant to Rule 13d-3 under the Exchange Act), directly or indirectly, of a majority of the outstanding shares of the Common Stock (each transaction referred to in clauses (A) and (B), an “Acquisition”); or
     (ii) the direct or indirect sale, lease, transfer or other disposition of all or substantially all of the Corporation’s assets or of all or substantially all of the Corporation’s and its Subsidiaries’ assets, taken as a whole (each an “Asset Sale”).
          (f) “Common Stock” means the Corporation’s voting common stock, par value $0.003 per share.

          (g) “Conversion Price” means $10.00 subject to adjustment as provided in Section 4.
          (h) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
          (i) “Investor Rights Agreement” means the Investor Rights Agreement dated as of June 2, 2008, among the Corporation and the Original Investors, as it may be amended, restated, modified or supplemented from time to time.
          (j) “Liquidation Event” means (i) the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, and (ii) unless waived in advance in writing by the holders of a majority of the share of Series B Preferred Stock, a Change of Control.
          (k) “Liquidation Preference” is defined in Section 3(a).
          (l) “Mandatory Conversion Event” means the first date that:
               (i) the closing sales price per share of Common Stock on the principal exchange on which the Common Stock is traded shall have been equal to or greater than 175% of the Conversion Price on each trading day during a 65 consecutive trading days period commencing at any time after the first anniversary of the original issuance of the Series B Preferred Stock; and
               (ii) at any time within 60 days following the occurrence of the events set forth in clause (i) above, a registration statement contemplated by the Investor Rights Agreement covering the resale of the Common Stock to be issued upon conversion of the Series B Preferred Stock is effective and the holders of the Series B Preferred Stock are not restricted or prohibited from selling the shares of Common Stock to be received upon conversion of their shares of Series B Preferred Stock pursuant to such registration statement at the time of such conversion, and at such time the closing sales price per share of Common Stock on the principal exchange on which the Common Stock is traded shall have been equal to or greater than 175% of the Conversion Price.
     (m) “Mandatory Conversion Date” means the first Business Day following the date on which a Mandatory Conversion Event first occurs.
     (n) “Net Unrestricted Cash” means as of a date of determination the difference between (i) cash and cash equivalents of the Corporation as of such date whose use is not expressly prohibited or restricted by the terms of any contract to which the Corporation is a party, assuming all cash and cash equivalents of the Corporation’s Subsidiaries as of such date that can be dividend to the Corporation in compliance with laws applicable to such Subsidiaries and with contractual obligations of such Subsidiaries has been so dividend and all taxes that will be due as a result of such dividend have been paid, less (ii) the amount of all obligations, including principal and interest, owed due with respect to all indebtedness for borrowed money, purchase money obligations, promissory notes or bonds of the Corporation and its Subsidiaries outstanding as of such date.

          (o) “Optional Conversion Date” is defined in Section 4.5.
          (p) “Optional Conversion Notice” is defined in Section 4.5.
          (q) “Original Investors” means TCV VI, L.P., a Delaware limited partnership, and TCV Member Fund, L.P., a Delaware limited partnership.
          (r) “Original Series B Issue Price” with respect to a share of Series B Preferred Stock means $1,000.00.
          (s) “Person” means an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization or a government or agency or political subdivision thereof.
          (t) “Preferred Stock” means the Corporation’s preferred stock, par value $0.001 per share.
          (u) “Public Offering” is defined in Section 4.5(b).
          (v) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
          (w) “Securities Purchase Agreement” means the Securities Purchase Agreement dated as of June 2, 2008 among the Corporation and the Original Investors, as it may be amended, restated, modified or supplemented from time to time.
          (x) “Series B Designee” is defined in Section 5(c).
          (y) “Series B Preferred Stock” is defined in Section 1.
          (z) “Subsidiary” or “Subsidiaries” means, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
          (aa) “Protective Provision Suspension Event” shall have the meaning set forth in the Securities Purchase Agreement.
          (bb) “Transaction” means any transaction (including, without limitation, a merger, consolidation, sale of all or substantially all of the Corporation’s assets, liquidation, recapitalization, reclassification or reorganization) in which previously outstanding Common Stock shall be converted or changed into or exchanged for different securities of the Corporation

(other than by subdivision of its outstanding shares of Common Stock by reason of which an adjustment to the Conversion Price is made under Section 4.2) or common stock or other securities of another corporation or interests or other securities in a noncorporate Person or other property (including cash) or any combination of any of the foregoing.
[The next page is the signature page]

          IN WITNESS WHEREOF, MarketAxess Holdings Inc. has caused this Certificate of Designation to be signed by its authorized officer this 3rd day of June, 2008.

MARKETAXESS HOLDINGS INC.
By:
Name:
Title:

EXHIBIT 4
INVESTOR RIGHTS AGREEMENT
     THIS INVESTOR RIGHTS AGREEMENT (the “Agreement”) is entered into as of June 2, 2008, by and among MarketAxess Holdings Inc., a Delaware corporation (including its successors and permitted assigns, the “Company”), TCV VI, L.P., a Delaware limited partnership (“TCV VI”), and TCV Member Fund, L.P., a Delaware limited partnership (“TCV Member Fund” and, together with TCV VI, the “Investors”). Capitalized terms used but not defined elsewhere herein are defined in Section 1.
RECITALS
     1. The Company has entered into a Securities Purchase Agreement, dated as of the date hereof (as amended from time to time, the “Purchase Agreement”), with each of the Investors pursuant to which the Company has sold to the Investors, and the Investors have purchased from the Company, (i) an aggregate of 35,000 shares of the Series B Preferred Stock, which is convertible into shares of the Company’s voting common stock, par value $0.003 per share (“Common Stock”), and (ii) warrants to purchase an aggregate of 700,000 shares of Common Stock (the “Warrants”).
     2. As a condition to each of the Investors’ obligations under the Purchase Agreement, the Company and the Investors will enter into this Agreement for the purpose of granting certain registration and other rights to the Investors, as well as imposing certain restrictions on the ability of the Investors to Transfer their Securities and engage in certain other activities.
     NOW, THEREFORE, in consideration of the covenants and promises set forth herein, and for other good and valuable consideration, intending to be legally bound hereby the parties agree as follows:
     SECTION 1. Certain Definitions. As used in this Agreement, the capitalized terms identified in the Preamble and the Recitals shall have the meanings identified therein and the following terms shall have the following respective meanings:
          “Agreement” shall have the meaning set forth in the Preamble hereof.
          “Commission” shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.
          “Common Stock” shall have the meaning set forth in the Recitals hereof.
          “Company” shall have the meaning set forth in the Preamble hereof.
          “Company Indemnified Parties” shall have the meaning set forth in Section 10(a) hereof.
          “Competitor” means any of the persons set forth on Exhibit A attached hereto.

          “Effectiveness Period” shall have the meaning set forth in Section 5(b) hereof.
          “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.
          “Holder” shall mean (i) any Investor holding Registrable Securities and (ii) any member of general or limited partner of an Investor or other person to whom the rights under this Agreement have been transferred in accordance with Section 13 hereof.
          “Holder Indemnified Parties” shall have the meaning set forth in Section 10(b) hereof.
          “Indemnified Party” shall have the meaning set forth in Section 10(c) hereof.
          “Indemnifying Party” shall have the meaning set forth in Section 10(c) hereof.
          “Investors” shall have the meaning set forth in the Preamble hereof.
          “Lockup Period” shall have the meaning set forth in Section 2 hereof.
          “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, other legal entity, or any government or governmental agency or authority.
          “Purchase Agreement” shall have the meaning set forth in the Recitals hereof.
          “register”, “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.
          “Registration Expenses” shall mean all expenses incurred by the Company in complying with Sections 5 and 6 hereof, including, without limitation, all registration, qualification, listing and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration, provided, however, that Registration Expenses shall not be deemed to include any Selling Expenses.
          “Registrable Securities” shall mean (i) any shares of Common Stock paid as a dividend on any shares of Series B Preferred Stock or issuable upon conversion of any share of Series B Preferred Stock, (ii) any shares of Common Stock issuable upon exercise of the Warrants, and (iii) any Common Stock or other securities issued or issuable in respect of the securities described in clauses (i) and (ii) above, or this clause (iii) upon any stock split, stock dividend, recapitalization, reclassification, merger, consolidation or similar event; provided, however, that such securities shall only be treated as Registrable Securities until the earliest of: (w) the date on which such security has been registered under the Securities Act and disposed of in accordance with an effective Registration Statement relating thereto; (x) the date on which such security has been sold pursuant to Rule 144 and the security is no longer a Restricted

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Security; (y) the date on which all Registrable Securities owned by the Holder thereof may be resold without volume or other restrictions during any and all three-month periods pursuant to Rule 144; or (z) the date on which such security is transferred in a transaction pursuant to which the registration rights are not also assigned in accordance with Section 13 hereof.
          “Resale Shelf Registration” shall have the meaning set forth in Section 5(a) hereof.
          “Restricted Affiliate” means: (a) any person who is directly or indirectly responsible for the formation, management, operations, oversight or administration of the Purchasers (including, without limitation, any principals, partners or employees of any such person); and (b) any investment fund directly or indirectly formed, managed or controlled by any one or more persons referred to in the preceding clause (a).
          “Restricted Securities” shall mean the Securities required to bear the first legend set forth in Section 3 hereof.
          “Rule 144” shall mean Rule 144 promulgated under the Securities Act and any successor provision.
          “Securities” shall mean all shares of Series B Preferred Stock purchased by the Investors pursuant to the Purchase Agreement, all shares of Series B Preferred Stock issued to the Investors as dividends, the Warrants, all shares of Common Stock issuable upon conversion of the Series B Preferred Stock or upon exercise of the Warrants and all shares of Common Stock issued or issuable in respect of any of the foregoing.
          “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.
          “Selling Expenses” shall mean all underwriting discounts, selling commissions and stock transfer taxes applicable to the securities registered by the Holders.
          “Series B Preferred Stock” shall mean the Company’s Series B Preferred Stock, par value $0.001 per share.
          “Shelf Registration” shall mean the Resale Shelf Registration or a Subsequent Shelf Registration, as applicable.
          “Subsequent Holder Notice” shall have the meaning set forth in Section 5(e) hereof.
          “Subsequent Shelf Registration” shall have the meaning set forth in Section 5(c) hereof.
          “TCV VI” shall have the meaning set forth in the Preamble hereof.

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          “TCV Member Fund” shall have the meaning set forth in the Preamble hereof.
          “Transfer” shall mean any, direct or indirect, pledge, sale, contract to sell, assignment, transfer or other encumbrance or disposition.
          “Underwritten Offering” shall have the meaning set forth in Section 5(f) hereof.
          “Underwritten Offering Notice” shall have the meaning set forth in Section 5(f) hereof.
          “Warrants” shall have the meaning set forth in the Recitals hereof.
     SECTION 2. Transfer Restrictions
     (a) From the date hereof until the first anniversary of this Agreement (such period being the “Lockup Period”) the Investors shall not Transfer any Securities without the prior written consent of the Company; provided, that in the event the Board of Directors shall (i) approve a tender offer for a majority of the outstanding capital stock of the Company or (ii) approve a merger or consolidation of the Company with any other person that would result in the voting securities of the Company outstanding immediately prior thereto representing less than a majority of the voting power to elect a majority of the board of directors or similar body of the person surviving such merger or resulting from such consolidation, then the Investors shall be permitted to tender shares of Common Stock into such tender offer or deliver shares of Common Stock in connection with the consummation of such merger.
     (b) At no time, without the prior written consent of the Company, will the Investors Transfer (i) any of the Series B Preferred Stock or Warrants to any Competitor or (ii) any of the Common Stock issuable upon conversion of the Series B Preferred Stock or upon exercise of the Warrants to any Competitor in a privately negotiated transaction. The Investors will not knowingly participate in a series of privately negotiated transactions which results in the Transfer of any Securities to any Competitor. In addition, no shares of Series B Preferred Stock or Warrants may be Transferred unless the Transferee agrees to be bound by the terms of this Section 2(b).
     (c) In any event, Restricted Securities shall not be Transferred except upon the conditions specified in Section 4, which conditions are intended to ensure compliance with the provisions of the Securities Act. Any attempted Transfer in violation of this Section 2 shall be void ab initio.
     SECTION 3. Restrictive Legend. Each certificate representing the Securities (unless otherwise permitted by the provisions of Section 4 below) shall be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable state securities laws):
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS

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AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. SUCH SHARES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT THEREUNDER OR AN EXEMPTION FROM SUCH REGISTRATION.”
          In addition, for so long as the Securities are subject to the restrictions set forth in Section 2, each certificate representing the Securities shall be stamped or otherwise imprinted with a legend in the following form:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN AN INVESTOR RIGHTS AGREEMENT. THE COMPANY WILL MAIL TO THE HOLDER OF THIS CERTIFICATE A COPY OF SUCH INVESTOR RIGHTS AGREEMENT, AS IN EFFECT ON THE DATE OF MAILING, WITHOUT CHARGE, PROMPTLY AFTER RECEIPT OF A WRITTEN REQUEST THEREFOR.”
          Each Investor consents to the Company making a notation on its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in Section 2.
     SECTION 4. Notice of Proposed Transfers. Each Holder shall comply in all respects with the provisions of this Section 4. Prior to any proposed Transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed Transfer, a Holder shall give written notice to the Company of such Holder’s intention to effect such Transfer. Each such notice shall describe the manner and circumstances of the proposed Transfer in sufficient detail, and shall be accompanied by either (a) an opinion of legal counsel reasonably satisfactory to the Company to the effect that the proposed Transfer of the Restricted Securities may be effected without registration under the Securities Act, (b) a “no action” letter from the Commission to the effect that the Transfer of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto or (c) any other evidence reasonably satisfactory to counsel to the Company, whereupon such Investor shall be entitled to Transfer such Restricted Securities in accordance with the terms of the notice delivered by such Investor to the Company. Notwithstanding the foregoing, in the event a Holder shall give the Company a representation letter containing such representations as the Company shall reasonably request, the Company will not require such a notice or legal opinion or “no action” letter or such other evidence (x) in any transaction in compliance with Rule 144, (y) in any transaction in which a Holder that is a corporation distributes Restricted Securities solely to its majority owned subsidiaries or Affiliates for no consideration or (z) in any transaction in which a Holder that is a partnership or limited liability company distributes Restricted Securities solely to its Affiliates (including affiliated fund partnerships), or partners or members of such Holder or its Affiliates for no consideration (and to the extent the Securities will be Restricted Securities when held by such transferees they agree to be bound by the terms of this Agreement). Each certificate evidencing the Restricted Securities transferred shall bear the appropriate restrictive legend set forth in Section 3 above, except that such certificate shall

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not bear the first such restrictive legend if such legend is not required in order to establish compliance with any provisions of the Securities Act. Upon the request of a Holder of a certificate bearing the first such restrictive legend and, if necessary, the appropriate evidence as required by clause (a), (b) or (c) of the third sentence of this Section 4, the Company shall remove the first such restrictive legend from such certificate and from the certificate to be issued to the applicable transferee if such legend is not required in order to establish compliance with any provisions of the Securities Act and the Holder promptly Transfers the Security. Upon the request of a Holder of a certificate bearing the second restrictive legend, the Company shall remove such restrictive legend from such certificate when the provisions of Section 2 are no longer applicable to such Security.
     SECTION 5. Resale Shelf Registration.
          (a) The Company shall use its best efforts to file within six months of the date hereof a registration statement covering the sale or distribution from time to time by the Holders, on a delayed or continuous basis pursuant to Rule 415 of the Securities Act, including without limitation, by way of underwritten offering, block sale or other distribution plan designated by the Holders of a majority of the Registrable Securities, of all of the Registrable Securities on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, then such registration shall be on another appropriate form and shall provide for the registration of such Registrable Securities for resale by such Holders in accordance with any reasonable method of distribution elected by the Holders) (the “Resale Shelf Registration Statement”) and shall use its best efforts to cause such Resale Shelf Registration to be declared effective by the Commission as promptly as possible after the filing thereof, but in any event prior to the twelve month anniversary of the date of this Agreement.
          (b) Once declared effective, the Company shall, subject to Section 9(j), use its best efforts to cause the Resale Shelf Registration to be continuously effective and usable until such time as there are no longer any Registrable Securities (the “Effectiveness Period”).
          (c) If any Shelf Registration ceases to be effective under the Securities Act for any reason at any time during the Effectiveness Period, the Company shall use its commercially reasonable efforts to promptly cause such Shelf Registration to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf Registration), and in any event shall within 30 days of such cessation of effectiveness, amend such Shelf Registration in a manner reasonably expected to obtain the withdrawal of any order suspending the effectiveness of such Shelf Registration or, file an additional registration statement (a “Subsequent Shelf Registration”) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by Holders thereof of all securities that are Registrable Securities as of the time of such filing. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (x) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after such filing, but in no event later than the date that is 90 days after such Subsequent Shelf Registration is filed and (y) keep such Subsequent Shelf Registration (or another Subsequent Shelf Registration) continuously effective until the end of the Effectiveness Period. Any such Subsequent Shelf Registration shall be a Registration Statement on Form S-3 to the extent that the Company is

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eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form and shall provide for the registration of such Registrable Securities for resale by such Holders in accordance with any reasonable method of distribution elected by the Holders.
          (d) The Company shall supplement and amend any Shelf Registration if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration if required by the Securities Act or as reasonably requested by the Holders covered by such Shelf Registration.
          (e) If a person becomes a Holder of Registrable Securities after a Shelf Registration becomes effective under the Securities Act, the Company shall, as promptly as is reasonably practicable following delivery of written notice to the Company of such person becoming a Holder and requesting for its name to be included as a selling securityholder in the prospectus related to the Shelf Registration (a “Subsequent Holder Notice”), and in any event within 15 days after such date:
               (i) if required and permitted by applicable law, file with the Commission a supplement to the related prospectus or a post-effective amendment to the Shelf Registration and any necessary supplement or amendment to any document incorporated therein by reference and file any other required document with the Commission so that such Holder is named as a selling securityholder in the Shelf Registration and the related prospectus in such a manner as to permit such Holder to deliver a prospectus to purchasers of the Registrable Securities in accordance with applicable law; provided, however, that if a post-effective amendment is required by the rules and regulations of the Commission in order to permit resales by such Holder, the Company shall not be required to file more than one post-effective amendment or a supplement to the related prospectus for such purpose in any 45-day period;
               (ii) if, pursuant to Section 5(e)(i), the Company shall have filed a post-effective amendment to the Shelf Registration, use its efforts to cause such post-effective amendment to become effective under the Securities Act as promptly as is reasonably practicable, but in any event by the date that is 60 days after the date such post-effective amendment is required by this Section 5(e) to be filed; and
               (iii) notify such Holder as promptly as is reasonably practicable after the effectiveness under the Securities Act of any post-effective amendment filed pursuant to clause (i) above.
          (f) The Holders of a majority of the Registrable Securities may on one occasion after the Resale Shelf Registration Statement becomes effective deliver a written notice to the Company (the “Underwritten Offering Notice”) specifying that the sale of some or all of the Registrable Securities subject to the Shelf Registration, not to be less than 1,000,000 shares of Registrable Securities, is intended to be conducted through an underwritten offering (the “Underwritten Offering”). In the event of an Underwritten Offering:
               (i) The Holders of a majority of Registrable Securities to be included in such Underwritten Offering shall have the right to select the managing underwriter or

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underwriters to administer the offering; provided, however, that such managing underwriter or underwriters shall be reasonably acceptable to the Company.
               (ii) The Holders of Registrable Securities to be included in such Underwritten Offering and the Company shall enter into an underwriting agreement in such customary form as shall have been negotiated and agreed to by the Company with the underwriter or underwriters selected for such underwriting.
               (iii) Notwithstanding any other provision of this Section 5, if the managing underwriter or underwriters of a proposed Underwritten Offering advises the Board of Directors of the Company that in its or their opinion the number of Registrable Securities requested to be included in such Underwritten Offering exceeds the number which can be sold in such Underwritten Offering in light of market conditions, the Registrable Securities shall be included on a pro rata basis upon the number of securities that each Holder shall have requested to be included in such offering. To facilitate the allocation of shares in accordance with the above provisions, the Company or the managing underwriters may round the number of shares allocated to any Holder or other holder to the nearest 100 shares. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the managing underwriter or underwriters.
          (g) In the event any Holder requests to participate in a Shelf Registration pursuant to this Section 5 in connection with a distribution of Registrable Securities to its partners or members, the Shelf Registration shall in the event such distribution and subsequent resale is permitted by applicable law provide for resale by such partners or members, if requested by such Holder.
     SECTION 6. Company Registration.
          (a) Notice of Registration. If at any time or from time to time the Company shall determine to file a registration statement for an underwritten public offering of its equity securities (for the avoidance of doubt, the following will not apply to any registration statement filed on a Form S-4, Form S-8 or any successor forms), the Company will:
               (i) promptly give to each Holder written notice thereof; and
               (ii) subject to Section 6(b) below, include in such registration and underwritten offering (and any related qualification under blue sky laws or other compliance) all the Registrable Securities specified in a written request or requests made within 10 days after receipt of such written notice from the Company by any Holder.
          (b) Underwriting. The right of any Holder to registration pursuant to this Section 6 shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of Registrable Securities in the underwriting to the extent provided herein. Each Holder proposing to distribute its securities through such underwriting shall (together with the Company and the other holders distributing their securities through such underwriting) enter into and perform such Holder’s obligations under an underwriting agreement with the managing underwriter selected for such underwriting by the Company or by the stockholders of the Company who have the right to select the underwriters (such underwriting agreement to be in the

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form negotiated by the Company or such stockholders, as the case may be). Notwithstanding any other provision of this Section 6, if the managing underwriter or underwriters of a proposed underwritten offering with respect to which Holders of Registrable Securities have exercised their piggyback registration rights advise the Board of Directors of the Company that in its or their opinion the number of Registrable Securities requested to be included in the offering thereby and all other securities proposed to be sold in the offering exceeds the number which can be sold in such underwritten offering in light of market conditions, the Registrable Securities and such other securities to be included in such underwritten offering shall be allocated, (i) first, (x) in the event such offering was initiated by the Company, up to the total number of securities that the Company has requested to be included in such registration and (y) in the event such offering was initiated by the holders of securities (other than the Holders) who have exercised their demand registration rights, up to the total number of securities that such holders of such securities have requested to be included in such offering, (ii) second, and only if all the securities referred to in clause (i) have been included, up to the total number of securities that the Holders and other holders of securities that have contractual rights to be included in such registration have requested to be included in such offering (pro rata based upon the number of securities that each of them shall have requested to be included in such offering) and (iii) third, and only if all the securities referred to in clause (ii) have been included, all other securities proposed to be included in such offering that, in the opinion of the managing underwriter or underwriters can be sold without having such adverse effect. To facilitate the allocation of shares in accordance with the above provisions, the Company or the managing underwriters may round the number of shares allocated to any Holder or other holder to the nearest 100 shares. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the managing underwriter or underwriters. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.
          (c) Right to Terminate Registration. The Company or the holders of securities who have caused a registration statement to be filed as contemplated by this Section 6, as the case may be, shall have the right to have any registration initiated by it or them under this Section 6 terminated or withdrawn prior to the effectiveness thereof, whether or not any Holder has elected to include securities in such registration.
     SECTION 7. Limitations on Subsequent Registration Rights. From and after the date hereof, the Company shall not enter into any agreement granting any holder or prospective holder of any securities of the Company registration rights with respect to such securities that conflict with the rights granted to the Holders herein, without the consent of Holders of at least a majority of the Registrable Securities. It is agreed that the granting of pro rata registration rights to any other investor in the Company shall not be considered to conflict with the rights granted to the Holders herein.
     SECTION 8. Expenses of Registration. All Registration Expenses incurred in connection with any registration pursuant to Sections 5 and 6 shall be borne by the Company. All Selling Expenses relating to securities registered on behalf of the Holders shall be borne by the Holders of the registered securities included in such registration pro rata on the basis of the number of shares so registered, except that the Company will pay the reasonable fees and expenses (not to exceed $25,000 in the aggregate) of one counsel to the Holders in connection with the exercise by the Holders of the registration rights pursuant to Sections 5 and 6.

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     SECTION 9. Registration Procedures. In the case of each registration effected by the Company pursuant to Sections 5 and 6, the Company will keep each Holder participating in such registration reasonably informed as to the status thereof and, at its expense, the Company will:
          (a) prepare and file with the Commission a registration statement with respect to such securities in accordance with the applicable provisions of this Agreement;
          (b) prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement and as may be necessary to keep the registration statement continuously effective for the period set forth in this Agreement;
          (c) furnish to the Holders participating in such registration and to their legal counsel copies of the registration statement proposed to be filed, and provide such Holders and their legal counsel the reasonable opportunity to review and comment on such registration statement;
          (d) furnish to the Holders participating in such registration and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters may reasonably request in order to facilitate the public offering of such securities;
          (e) use reasonable efforts to notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the Company’s knowledge of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing, and, subject to Section 9(j), at the request of any such Holder, prepare promptly and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchaser of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing;
          (f) use reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;
          (g) make available for inspection by any Holder participating in such registration, any underwriter participating in any disposition pursuant to such registration, and

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any attorney or accountant retained by any such Holder or underwriter, all relevant financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers and directors to supply all information reasonably requested by any such Holder, underwriter, attorney or accountant in connection with such registration statement;
          (h) in the event that the Registrable Securities are being offered in an underwritten public offering, enter into and perform its obligations under an underwriting agreement in accordance with the applicable provisions of this Agreement and participate and cooperate with the underwriters in connection with any road show or marketing activities customary for an underwritten public offering;
          (i) use reasonable efforts to furnish, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the legal counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and (ii) a letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters; and
          (j) notwithstanding any other provision of this Agreement, if the Board of Directors of the Company has determined in good faith that the disclosure necessary for continued use of the prospectus and registration statement by the Holders could be materially detrimental to the Company, the Company shall have the right not to file or not to cause the effectiveness of any registration covering any Registrable Securities and to suspend the use of the prospectus and the registration statement covering any Registrable Security for such period of time as its use would be materially detrimental to the Company by delivering written notice of such suspension to all Holders listed on the Company’s records; provided, however, that in any 12-month period the Company may exercise the right to such suspension not more than twice and for not more than an aggregate of 120 days. From and after the date of a notice of suspension under this Section 9(j), each Holder agrees not to use the prospectus or registration statement until the earlier of (1) notice from the Company that such suspension has been lifted or (2) the day following the 90th day of suspension within any 12-month period.
     SECTION 10. Indemnification.
          (a) The Company will, with respect to any Registrable Securities as to which registration or qualification or compliance under applicable “blue sky” laws has been effected pursuant to this Agreement, indemnify each Holder, each Holder’s current and former officers, directors, partners and members, and each person controlling such Holder within the meaning of Section 15 of the Securities Act, and each underwriter thereof, if any, and each person who controls any such underwriter within the meaning of Section 15 of the Securities Act (collectively, the “Company Indemnified Parties”), against all expenses, claims, losses, damages and liabilities, joint or several, (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, preliminary prospectus, offering circular or other document, or any amendment or supplement thereto incident to any such registration, qualification or compliance

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or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act, Exchange Act or state securities laws applicable to the Company in connection with any such registration, and the Company will reimburse each of the Company Indemnified Parties for any reasonable legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, as such expenses are incurred. The indemnity agreement contained in this Section 10(a) shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld or delayed), nor shall the Company be liable to a Holder in any such case for any such loss, claim, damage, liability or action (1) to the extent that it arises out of or is based upon a violation or alleged violation of any state or federal law (including any claim arising out of or based on any untrue statement or alleged untrue statement or omission or alleged omission in the registration statement or prospectus) which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by or on behalf of such Holder or (2) in the case of a sale directly by a Holder of Registrable Securities (including a sale of such Registrable Securities through any underwriter retained by such Holder engaging in a distribution solely on behalf of such Holder), such untrue statement or alleged untrue statement or omission or alleged omission was corrected in a final or amended prospectus, and such Holder failed to deliver a copy of the final or amended prospectus at or prior to the confirmation of the sale of the Registrable Securities to the person asserting any such loss, claim, damage or liability in any case in which such delivery is required by the Securities Act.
     (b) Each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration or qualification or compliance under applicable “blue sky” laws is being effected, indemnify, severally and not jointly, the Company, each of its directors, officers, partners and members, each underwriter, if any, of the Company’s securities covered by such a registration, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, and each other Holder and each of such Holder’s officers, directors, partners and members and each person controlling such Holder within the meaning of Section 15 of the Securities Act (collectively, the “Holder Indemnified Parties”), against all expenses, claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, preliminary prospectus, offering circular or other document, or any amendment or supplement thereto incident to any such registration, qualification or compliance or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by such Holder of any rule or regulation promulgated under the Securities Act, Exchange Act or state securities law applicable to such Holder, and will reimburse each of the Holder Indemnified Parties for any reasonable legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, as such expenses are incurred, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in

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conformity with written information furnished to the Company by such Holder and stated to be specifically for use therein, provided, however, that in no event shall any indemnity under this Section 10(b) payable by a Holder exceed the amount by which the net proceeds actually received by such Holder from the sale of Registrable Securities included in such registration exceeds the amount of any other losses, expenses, settlements, damages, claims and liabilities that such Holder has been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission or violation. The indemnity agreement contained in this Section 10(b) shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the consent of the applicable Holder (which consent shall not be unreasonably withheld or delayed), nor shall the Holder be liable for any such loss, claim, damage, liability or action where such untrue statement or alleged untrue statement or omission or alleged omission was corrected in a final or amended prospectus, and the Company or the underwriters failed to deliver a copy of the final or amended prospectus at or prior to the confirmation of the sale of the Registrable Securities to the person asserting any such loss, claim, damage or liability in any case in which such delivery is required by the Securities Act
          (c) Each party entitled to indemnification under this Section 10 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided, however, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld or delayed), and the Indemnified Party may participate in such defense at such party’s expense; provided, further, however, that an Indemnified Party (together with all other Indemnified Parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonable fees and expenses to be paid by the Indemnifying Party, if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to conflicting interests between such Indemnified Party and any other party represented by such counsel in such proceeding. The failure of any Indemnified Party to give notice as provided herein shall relieve the Indemnifying Party of its obligations under this Section 10, only to the extent that, the failure to give such notice is materially prejudicial or harmful to an Indemnifying Party’s ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party (which consent shall not be unreasonably withheld or delayed), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. The indemnity agreements contained in this Section 10 shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. The indemnification set forth in this Section 10 shall be in addition to any other indemnification rights or agreements that an Indemnified Party may have.
          (d) If the indemnification provided for in this Section 10 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party, other than pursuant to its terms, with respect to any claim, loss, damage, liability or action referred to therein, then, subject to the

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limitations contained in Section 10(e), the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such claim, loss, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other in connection with the actions that resulted in such claims, loss, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact related to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 10(d) were based solely upon the number of entities from whom contribution was requested or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 10(d). In no event shall any Holder’s contribution obligation under this Section 10(d) exceed the amount by which the net proceeds actually received by such Holder from the sale of Registrable Securities included in such registration exceeds the amount of any other losses, expenses, settlements, damages, claims and liabilities that such Holder has been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission or violation.
          (e) No person guilty of fraudulent misrepresentation (within the meaning of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
     SECTION 11. Information by Holders, Etc. The Holder or Holders of Registrable Securities included in any registration shall furnish to the Company such information regarding such Holder or Holders and their Affiliates, the Registrable Securities held by them and the distribution proposed by such Holder or Holders and their Affiliates as the Company may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement. It is understood and agreed that the obligations of the Company under Section 5 and Section 6 are conditioned on the timely provisions of the foregoing information by such Holder or Holders and, without limitation of the foregoing, will be conditioned on compliance by such Holder or Holders with the following:
          (a) such Holder or Holders will, and will cause their respective Affiliates to, cooperate with the Company in connection with the preparation of the applicable registration statement, and for so long as the Company is obligated to keep such registration statement effective, such Holder or Holders will and will cause their respective Affiliates to, provide to the Company, in writing and in a timely manner, for use in such registration statement (and expressly identified in writing as such), all information regarding themselves and their respective Affiliates and such other information as may be required by applicable law to enable the Company to prepare such registration statement and the related prospectus covering the applicable Registrable Securities owned by such Holder or Holders and to maintain the currency and effectiveness thereof;

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          (b) during such time as such Holder or Holders and their respective Restricted Affiliates may be engaged in a distribution of the Registrable Securities, such Holder or Holders will, and they will cause their Restricted Affiliates to, comply with all laws applicable to such distribution, including Regulation M promulgated under the Exchange Act, and, to the extent required by such laws, will, and will cause their Restricted Affiliates to, among other things: (i) not engage in any stabilization activity in connection with the securities of the Company in contravention of such laws; (ii) distribute the Registrable Securities acquired by it solely in the manner described in the applicable registration statement; and (iii) if required by applicable law, cause to be furnished to each agent or broker-dealer to or through whom such Registrable Securities may be offered, or to the offeree if an offer is made directly by such Holder or Holders or their respective Restricted Affiliates, such copies of the applicable prospectus (as amended and supplemented to such date) and documents incorporated by reference therein as may be required by such agent, broker-dealer or offeree, provided, however, that the Company shall have provided such Holder or Holders with an adequate number of copies thereof;
          (c) such Holder or Holders shall, and they shall cause their respective Restricted Affiliates to, permit the Company and its representatives and agents to examine such documents and records and will supply in a timely manner any information as they may be reasonably request to provide in connection with the offering or other distribution of Registrable Securities by such Holder or Holders; and
          (d) on receipt of written notice from the Company of the happening of any of the events specified in Section 9(j), or that requires the suspension by such Holder or Holders and their respective Affiliates of the distribution of any of the Registrable Securities owned by such Holder or Holders, then such Holders shall, and they shall cause their respective Affiliates to, cease offering or distributing the Registrable Securities owned by such Holder or Holders until the offering and distribution of the Registrable Securities owned by such Holder or Holders may recommence in accordance with the terms hereof and applicable law.
     SECTION 12. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Securities to the public without registration, the Company agrees that, for so long as a Holder owns Registrable Securities, the Company will use its commercially reasonable efforts to:
          (a) make and keep public information available, as those terms are understood and defined in Rule 144;
          (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and
          (c) so long as a Holder owns any Restricted Securities, to furnish to the Holder forthwith upon written request a written statement by the Company as to its compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the

15

Company as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.
     SECTION 13. Transfer of Registration Rights. The rights to cause the Company to register securities granted to a Holder under this Agreement may be assigned to a transferee or assignee in connection with any transfer or assignment of Registrable Securities by such party; provided, however, that (a) such transfer may otherwise be effected in accordance with applicable securities laws, (b) prior written notice of such assignment is given to the Company, (c) such transferee or assignee (i) acquires from such Holder at least 700,000 Registrable Securities (as adjusted for any stock dividends paid in Registrable Securities, and combinations, stock splits, recapitalizations and the like each with respect to shares of Registrable Securities, (ii) is a general or limited partner or member of such Holder, (iii) is a member of a limited liability company that is a general or limited partner or member of such Holder, (iv) is a retired partner of any of the foregoing, or (v) is a spouse, ancestor, lineal descendant or sibling of any of the foregoing who acquires Registrable Securities by gift, will or intestate succession, and (d) such transferee or assignee agrees in writing to be bound by, and subject to, this Agreement as a Holder pursuant to a written instrument in form and substance reasonably acceptable to the Company. All shares or Registrable Securities transferred by affiliated Persons, shall be aggregated together for purposes of determining the availability of any rights in this Section 13.
     SECTION 14. Termination of Rights. The rights of any particular Holder to cause the Company to register securities under Sections 5 and 6 shall terminate with respect to such Holder upon the date upon which all of such Holder’s shares are no longer Registrable Securities.
     SECTION 15. Miscellaneous.
          15.1. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and will become effective when one or more counterparts have been signed by a party and delivered to the other parties. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 15.1, provided that receipt of copies of such counterparts is confirmed.
          15.2. Governing Law; Waiver of Jury Trial.
          (a) This Agreement and any disputes arising hereunder or controversies related hereto shall be governed by and construed in accordance with the internal laws, and not the laws of conflicts, of the State of New York that apply to contracts made and performed entirely within such state.
          (b) Waiver of Jury Trial. EACH PARTY HERETO, FOR ITSELF AND ITS AFFILIATES, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE ACTIONS OF THE PARTIES HERETO OR THEIR RESPECTIVE AFFILIATES PURSUANT

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TO THIS AGREEMENT OR IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
          15.3. Entire Agreement; No Third Party Beneficiary. This Agreement and the Related Agreements (as defined in the Purchase Agreement) contain the entire agreement by and among the parties with respect to the subject matter hereof and all prior negotiations, writings and understandings relating to the subject matter of this Agreement, including the letter of intent dated May 23, 2008 between the Company and TCV VI, are merged in and are superseded and canceled by, this Agreement and the Related Agreements (except that the Confidentiality Letter dated May 27, 2008 between the Company and TCMI, Inc shall remain in full force and effect in accordance with its terms). Except as provided in Section 10, this Agreement is not intended to confer upon any person not a party hereto (or their successors and permitted assigns) any rights or remedies hereunder.
          15.4. Expenses. Except as provided in Section 8, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including accounting and legal fees shall be paid by the party incurring such expenses.
          15.5. Notices. All notices and other communications hereunder will be in writing and given by certified or registered mail, return receipt requested, nationally recognized overnight delivery service, such as Federal Express or facsimile (or like transmission) with confirmation of transmission by the transmitting equipment or personal delivery against receipt to the party to whom it is given, in each case, at such party’s address or facsimile number set forth below or such other address or facsimile number as such party may hereafter specify by notice to the other parties hereto given in accordance herewith. Any such notice or other communication shall be deemed to have been given as of the date so personally delivered or transmitted by facsimile or like transmission, on the next business day when sent by overnight delivery services or five days after the date so mailed if by certified or registered mail.
If to the Company, to:
MarketAxess Holdings Inc.
140 Broadway, 42nd Floor
New York, NY 10005
Fax No.: (212) 813-6390
Attention: Chief Executive Officer
with a copy to:
Proskauer Rose LLP
1585 Broadway
New York, NY 10036-8299
Fax No.: (212) 969-2900
Attention: Adam J. Kansler
If to an Investor, to:
Technology Crossover Ventures

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528 Ramona Street
Palo Alto, CA 94301
Fax No.: (650) 614-8222
Attention: Carla S. Newell
with a copy to:
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Fax No.: (650) 463-2600
Attention: Peter Kerman
          15.6. Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment or delegation in violation of this Agreement shall be null and void ab initio.
          15.7. Headings. The Section, Article and other headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.
          15.8. Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Company and the holders of a majority of the Registrable Securities outstanding at the time of such amendment. Any party hereto may, only by an instrument in writing, waive compliance by any other party or parties hereto with any term or provision hereof on the part of such other party or parties hereto to be performed or complied with. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor will any single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce such right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The waiver by any party hereto of a breach of any term or provision hereof shall not be construed as a waiver of any subsequent breach. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
          15.9. Interpretation; Absence of Presumption.
          (a) For the purposes hereof: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and paragraph references are to the Sections and paragraphs in this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified; and (iv) the word “or” shall not be exclusive.

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          (b) With regard to each and every term and condition of this Agreement, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition, no consideration will be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement.
          15.10. Severability. Any provision hereof that is held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, shall be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof, provided, however, that the parties will attempt in good faith to reform this Agreement in a manner consistent with the intent of any such ineffective provision for the purpose of carrying out such intent.
          15.11. Rights of Holders. Each party to this Agreement shall have the absolute right to exercise or refrain from exercising any right or rights that such party may have by reason of this Agreement, including, without limitation, the right to consent to the waiver or modification of any obligation under this Agreement, and such party shall not incur any liability to any other party or other holder of any securities of the Company as a result of exercising or refraining from exercising any such right or rights.
[The next page is the signature page]

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Execution Version
     IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

MARKETAXESS HOLDINGS INC.
By:	/s/ Richard M. McVey
	Name:	Richard M. McVey
	Title:	Chief Executive Officer

TCV VI, L.P.
By:	Technology Crossover Management VI, L.L.C.
Its:	General Partner

By:	/s/ Carla S. Newell
	Name:	Carla S. Newell
	Title:	Attorney-in-Fact

TCV MEMBER FUND, L.P.
By:	Technology Crossover Management VI, L.L.C.
Its:	General Partner

By:	/s/ Carla S. Newell
	Name:	Carla S. Newell
	Title:	Attorney-in-Fact

EXHIBIT 5
THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF
1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION
WITH, THE SALE OR DISTRIBUTION THEREOF. SUCH SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED
OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT THEREUNDER OR AN EXEMPTION
FROM SUCH REGISTRATION
MARKETAXESS HOLDINGS INC.
WARRANT
TO PURCHASE COMMON STOCK

Certificate Number: ___	Dated: , 2008
          For value received, [TCV VI, L.P. / TCV Member Fund, L.P.] (the “Investor”), is entitled to purchase from MarketAxess Holdings Inc., a Delaware corporation (together with its successors and assigns, the “Company”), at any time and from time to time after the date set forth above and prior to 5:00 p.m., New York time, on the Expiration Date (as defined in Section 1.1 below), at the purchase price of $10.00 per share (as such price may be adjusted pursuant to Section 2, the “Exercise Price”) an aggregate of                      fully-paid and nonassessable shares of the Company’s voting common stock, par value $0.003 per share (“Common Stock”) (as such shares may be adjusted pursuant to Section 2 below, the “Warrant Shares”). Certain terms used but not defined elsewhere herein have the meanings assigned to them in Section 16 below.
          This Warrant (“Warrant”) is being issued to the holder in accordance with a Securities Purchase Agreement of even date herewith (the “Purchase Agreement”) by and among the Company, the Investor and [TCV VI, L.P / TCV Member Fund, L.P.].
     Section 1. Term and Exercise of Warrant.
          1.1 Term of Warrant. The holder shall have the right, at any time before 5:00 p.m., New York time, on the tenth anniversary of the date hereof, or, if such date is not a Business Day, the next Business Day (the “Expiration Date”) to exercise this Warrant in accordance with the terms hereof.
          1.2 Exercise of Warrant.
               (a) Cash Exercise. This Warrant may be exercised at any time prior to the Expiration Date and from time to time, in whole or in part, upon surrender to the Company, in care of the Secretary of the Company, together with the duly completed and signed form of

Notice of Exercise (designating thereon the holder’s election to Cash Exercise) in the form attached hereto (the “Exercise Notice”), and payment to the Company of the Exercise Price in effect on the date of such exercise for the number of Warrant Shares in respect of which this Warrant is then being exercised. Payment of the aggregate Exercise Price upon exercise pursuant to this Section 1.2(a) shall be made by delivery of a good check to the principal executive offices of the Company or, at the holder’s discretion, by wire transfer of immediately available funds in accordance with written wire transfer instructions to be provided by the Company at the holder’s request.
               (b) Net-Issue Exercise. In lieu of exercising the Warrant on a cash basis pursuant to Section 1.2(a), the holder may elect to exercise the Warrant at any time prior to the Expiration Date and from time to time, in whole or in part, on a net-issue basis by electing to receive the number of Warrant Shares which are equal in value to the value of this Warrant (or any portion thereof to be canceled in connection with such net-issue exercise) at the time of any such net-issue exercise, by surrender of the Warrant, together with the duly completed and signed Exercise Notice (designating the holder’s election to Net-Issue Exercise), to the Company, in care of the Secretary of the Company at the principal executive offices of the Company; provided that the holder may not elect to exercise the Warrant on a net-issue basis if at such time the holder would be prohibited from transferring the Warrant Shares pursuant to Section 2(a) of the Investor Rights Agreement. The Exercise Notice shall be properly marked to indicate (A) the number of Warrant Shares to be delivered to the holder in connection with such net-issue exercise, (B) the number of Warrant Shares in respect of which the Warrant is being surrendered in payment of the aggregate Exercise Price for the Warrant Shares to be delivered to the holder in connection with such net-issue exercise, calculated as of the Determination Date (as defined below) and (C) the number of Warrant Shares which remain subject to the Warrant after such net-issue exercise, if any (each as determined in accordance with this Section 1.2(b)). In the event that the holder elects to exercise the Warrant in whole or in part on a net-issue basis pursuant to this Section 1.2(b), the Company will issue to the holder the number of Warrant Shares determined in accordance with the following formula:
X = Y (A-B) / A
where:
•	“X” is the number of Warrant Shares to be issued to the holder in connection with such net-issue exercise;

•	“Y” is the number of Warrant Shares to be exercised, up to the number of Warrant Shares subject to this Warrant;

•	“A” is the Fair Market Value as of the Determination Date of one share of Common Stock; and

•	“B” is the Exercise Price in effect as of the date of such net-issue exercise (as adjusted pursuant to Section 2.1 below).

For purposes of this Section 1.2(b), the “Fair Market Value” of one share of Common Stock will have the following meanings: (i) if the Common Stock is listed for trading on a national securities exchange or admitted for trading on a national market or other quotation system, then the Fair Market Value of one share of Common Stock will be deemed to be the closing sales price quoted on the principal securities exchange on which the Common Stock is listed for trading, or if not so listed, the average of the closing bid and asked prices for the Common Stock quoted on the national market or other quotation system on which Common Stock is admitted for trading, each as published in The Wall Street Journal (western edition) (or, if such prices are not published in The Wall Street Journal (western edition), as reported by the applicable authority or association governing trading of the Common Stock) (the “Closing Sales Price”), in each case for the ten (10) Trading Days immediately preceding, but not including the Determination Date; or (ii) if the Common Stock is not listed for trading on a national securities exchange or admitted for trading on a national market or other quotation system, then the Fair Market Value of one share of Common Stock will be deemed to be the fair market value of the Common Stock as determined in good faith from time to time by the Company’s board of director’s (the “Board of Directors”) as of the Determination Date, and receipt and acknowledgment of this Warrant by the holder will be deemed to be an acknowledgment and acceptance of any such determination by the Board of Directors as the final and binding determination of such Fair Market Value for purposes of this Section 1.2(b). The “Determination Date” of Fair Market Value will be the date indicated on the Exercise Notice; provided, however, that if the Company does not receive the Exercise Notice within five (5) business days of the date indicated thereon, the Determination Date will be the date the Company receives such Exercise Notice.
               (c) Fractional Interests. No fractional shares of Common Stock shall be issued upon the exercise of the Warrant, but in lieu thereof the Company shall pay therefor in cash an amount equal to the product obtained by multiplying the Closing Sales Price of one share of Common Stock (or if the Common Stock is not listed for trading on a national securities exchange or admitted for trading on a national market or quotation system, then the Fair Market Value of the Common Stock as determined by the Board of Directors in the manner set forth in clause (ii) of the penultimate sentence of Section 2.2(b)) on the Trading Day immediately preceding the date of exercise of the Warrant times such fraction (rounded to the nearest cent).
               (d) Deemed Issuance. Subject to 1.2(c) hereof, upon such surrender of the Warrant, delivery of the Exercise Notice and, in the case of a cash exercise pursuant to Section 1.2(a), payment of the Exercise Price, the Company shall, subject to the last sentence of this Section 1.2(d), issue and cause to be delivered with all reasonable dispatch (and in no event more than three Business Days from delivery of the Exercise Notice) to and in the name of the holder, or in the name of such other person as designated by the holder, a certificate or certificates for the number of full shares of Common Stock so purchased upon the exercise of the Warrant, together with a check or cash in respect of any fraction of a share of Common Stock otherwise deliverable upon such exercise, as provided in Section 1.2(c). Such certificate or certificates shall be deemed to have been issued, and the person in whose name any such certificates will be issuable upon exercise of this Warrant (as indicated in the applicable Election Notice) shall be deemed to have become a holder of record of such Warrant Shares as of the date of the surrender of the Warrant and, in the case of a cash exercise pursuant to Section 1.2(a), payment of the Exercise Price. Notwithstanding the foregoing, if HSR Clearance or FSA Approval is required in connection with the exercise of the Warrant, as indicated by the holder on the applicable Election Notice delivered to the Company in accordance with this Section 1.2, the Warrant Shares purchased upon exercise of the Warrant and the check or cash in respect of any fractional shares of Common Stock shall not be issued, and such holder shall not be deemed to have become a holder of record of such Warrant Shares, until the date upon which the holder has notified the Company in writing that such holder has obtained HSR Clearance or FSA Approval, as applicable, with respect to such exercise has occurred. The holder shall use his, her or its reasonable best efforts to obtain HSR Clearance or FSA Approval, if required, and shall keep the Company informed of the status thereof.
               (e) Warrant Exercisable in Whole or in Part. The rights of purchase represented by the Warrant shall be exercisable, at the election of the holder, either in full or from time to time in part. If the Warrant is exercised in respect of less than all of the Warrant Shares purchasable on such exercise at any time prior to the Expiration Date, a new Warrant of like tenor exercisable for the remaining Warrant Shares may be issued and delivered to the holder by the Company. The Warrant or any part thereof surrendered in the exercise of the rights thereby evidenced shall thereupon be cancelled by the Company and retired.
     Section 2. Adjustment of Exercise Price and Warrant Shares.
          2.1 Mechanical Adjustments. The Warrant Shares purchasable upon the exercise of the Warrant and the Exercise Price therefore shall be subject to adjustment from time to time as follows:
               (a) Stock Splits, Combinations and Dividends. If the Company shall at any time, and from time to time, pay a dividend on its shares of Common Stock in shares of Common Stock, subdivide or split its outstanding Common Stock into a larger number of shares or combine or consolidate its outstanding Common Stock into a smaller number of shares, then, in each such case, the number of Warrant Shares thereafter issuable upon exercise of this Warrant shall be adjusted so that this Warrant shall thereafter be exercisable for the number of shares of Common Stock equal to the number of shares of Common Stock which the holder would have held after the occurrence of any of the events described above had this Warrant been exercised in full immediately prior to the occurrence of such event. An adjustment made pursuant to this Section 3.1(a) shall become effective retroactively to the related record date in the case of a dividend and shall become effective on the related effective date in the case of a subdivision, split, combination or consolidation. The provisions of this Section 2.1(a) will apply with equal force and effect to all successive dividends, subdivision or splits.
               (b) Reclassifications. In the event of a reclassification of the Common Stock other than by stock split, subdivision, consolidation or combination thereof, the Company will execute a new Warrant, the terms of which provide that the holder of this Warrant will have the right to exercise the rights represented by such new Warrant, and procure upon such exercise in accordance with the terms of this Warrant, in lieu of the shares of Common Stock previously issuable upon exercise of the rights represented by this Warrant, the kind and amount of stock, other securities, property, cash or other assets receivable upon such reclassification by a holder of an equivalent number of shares of Common Stock at the time of such reclassification. Such new Warrant will provide for adjustments which are as equivalent as practicable to the adjustments provided for in this Section 2.1 The provisions of this Section 2.1(b) will apply with equal force and effect to all successive reclassifications of the Common Stock.
               (c) Merger or Consolidation. If at any time there will be effected a merger or consolidation of the Company with or into another person, or a sale of all or substantially of the Company’s assets, or all or substantially all of the assets of the Company’s Subsidiaries, in such way that holders of Common Stock will be entitled to receive in connection with such transactions, stock, securities, property, cash or other assets with respect to or in exchange for their shares of Common Stock, then, as a part of such merger, consolidation or sale, lawful appropriate provision will be made so that the holder after such merger, consolidation or sale will be entitled to receive upon exercise of its rights to purchase the Warrant Shares, the number of shares of stock or other securities or property, cash or other assets equivalent to that which a holder of the number of shares of Common Stock deliverable upon exercise of this Warrant in full pursuant to Section 1.2(a) immediately prior to such transaction would have been entitled to receive in connection with such merger, consolidation or sale. If the holders of shares of Common Stock are entitled to make an election with respect to the type, kind or amount of securities, property, cash or other assets they are to receive in connection with such merger, consolidation or sale, then for purposes of determining the type and number of shares of stock or other securities or property, cash or other assets issuable upon exercise of this Warrant, the holder of this Warrant shall notify the Company, or its successor or the acquior, by the time the holders of shares of Common Stock are allowed to make such election, as to which election such holder makes. If the holder of this Warrant does not notify the Company, or its successor or the acquior, by such time, then the holder will be treated as if it had chosen to be treated the same as a holder of shares of Common Stock who failed to make the election in connection with the merger, consolidation or sale. In any such case, appropriate adjustment (as determined in good faith by the Board of Directors) will be made in the application of the provisions of this Warrant with respect to the rights and interests of the holder after the merger, consolidation or sale to the end that the provisions of this Warrant (including adjustments of the Exercise Price and number and type of securities purchasable pursuant to the terms and conditions of this Warrant) will be applicable after the transaction, as near as reasonably may be, in relation to any stock or other securities or property, cash or other assets deliverable after that transaction upon the exercise of the holder’s rights to purchase the Warrant Shares. The Company will not effect any such merger, consolidation or sale unless, prior to the consummation thereof, each person (other than the Company) that may be required to deliver any stock, other securities, property, cash or other assets upon the exercise of this Warrant as provided herein shall assume (but such assumption shall not release the Company of its obligations under this Warrant), by written instrument delivered to the holder of this Warrant, the obligations of the Company under this Warrant, including the obligation to deliver to the holder such stock, other securities, property, cash or other assets a such holder may be entitled to receive in accordance with this Section 2.1(c). The provisions of this Section 2.1(c) will apply with equal force and effect to all successive merger, consolidations and sales. If, after taking into account and as a result of the provisions of this Section 2.1(c), the Warrant is only exercisable for cash, and the cash consideration to be received by holders of the Warrant upon exercise in full pursuant to Section 1.2(a) is less than the aggregate Exercise Price, this Warrant shall terminate and be of no further force or effect.
               (d) Whenever the number of Warrant Shares issuable upon the exercise of this Warrant is adjusted or readjusted pursuant to Section 2.1, the Exercise Price payable upon exercise of this Warrant shall be adjusted or readjusted by multiplying such Exercise Price in effect immediately prior to such adjustment by a fraction, the numerator of which shall be the number of Warrant Shares purchasable upon the exercise of this Warrant immediately preceding such adjustment, and the denominator of which shall be the number of Warrant Shares so purchasable immediately thereafter. All calculations under this Section 2 shall be made to the nearest one-thousandth of a share of Common Stock.
               (e) In the event that at any time, as a result of an adjustment made pursuant to this Section 2.1, the holder shall become entitled to receive any securities or property other than shares of Common Stock, thereafter (i) the number of such other securities or property so receivable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in this Section 2.1, and the provisions of Sections 2.2, 2.3, 2.4 and 2.5, inclusive, with respect to the Warrant Shares, shall apply on like terms to any such other securities and property, and (ii) the term “Common Stock” shall mean, to the extent the context indicates, the type or class other securities or property issuable upon exercise of this Warrant.
          2.2 Time of Adjustments. Except as otherwise expressly provided in Section 2.1, each adjustment required by Section 2.1 shall be effective as and when the event requiring such adjustment occurs.
          2.3 Notice of Adjustment. Whenever the Warrant Shares purchasable upon the exercise of the Warrant or the Exercise Price is adjusted as herein provided, the Company shall as soon as practicable mail by first class mail, postage prepaid, to the holder, a certificate of an officer of the Company setting forth the number of Warrant Shares (or other stock, securities or property, cash or other assets) purchasable upon the exercise of the Warrant and the Exercise Price after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.
          2.4 No Adjustment for Cash Dividends. Except as provided in Section 2.1, no adjustment shall be made with respect to this Warrant or upon the exercise of this Warrant in respect of any cash dividends declared or paid on the Common Stock.
          2.5 Statement on Warrant. Irrespective of any adjustments in the Exercise Price or the number or kind of stock, other securities, property, cash or other assets purchasable upon the exercise of the Warrant, any Warrant theretofore or thereafter issued may continue to express the same Exercise Price and number and kind of shares issuable upon exercise of this Warrant as are stated in the initial Warrant.
     Section 3. Transfer of Warrant. Subject to the provisions of the Investor Rights Agreement, this Warrant and the rights represented hereby may be transferred in whole or in part by the holder. In order to effect any transfer or partial transfer of this Warrant, the holder hereof shall deliver this Warrant to the Company with the Notice of Transfer in the form attached hereto completed and duly executed. Upon receipt of Notice of Transfer, the Company shall promptly (i) issue to the transferee a new Warrant for the number of Warrant Shares assigned by the holder of the Warrant, and (ii) to the extent the transfer contemplated by the Notice of Transfer is not for the entire number of Warrant Shares represented by this Warrant, issue to the holder a replacement Warrant representing the balance of such Warrant.
     Section 4. Taxes. The issuance of certificates for Warrant Shares upon the exercise of the rights represented by this Warrant will be made without charge to the holder of this Warrant for any issuance tax in respect thereof; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of this Warrant.
     Section 5. Representations and Warranties of the Company. The Company hereby represents and warrants to the holder of the Warrant:
          5.1 Authorization. The Warrant has been duly authorized and validly executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally, by an implied covenant of good faith, reasonableness and fair dealing and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
          5.2 Reservation of Warrant Shares. There have been reserved, and the Company shall at all times during the term of the Warrant reserve and keep available, out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the exercise of the Warrant, the number of shares of Common Stock that shall from time to time be sufficient to provide for the exercise of the rights of purchase represented by the outstanding Warrant. All shares of Common Stock or other securities issued upon exercise of the Warrant will, upon issuance in accordance with the terms hereof, be validly issued, fully paid and nonassessable, and free of all preemptive rights.
     Section 6. Restrictions on Warrant Shares. The holder acknowledges and agrees that the Warrant Shares issued upon exercise of the Warrant may not be sold, and that the holder will not directly or indirectly offer or sell any of such Warrant Shares, other than in compliance with the Securities Act and all other applicable state or foreign securities laws. To the extent required by the Securities Act, each certificate representing the Warrant Shares shall be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable state securities laws):
“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. SUCH SHARES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT THEREUNDER OR AN EXEMPTION FROM SUCH REGISTRATION.”

     Section 7. Mutilated or Missing Warrant. If this Warrant shall be mutilated, lost, stolen or destroyed and the Company shall receive evidence thereof and (except with respect to mutilated Warrants returned to the Company) indemnity reasonably satisfactory to it, then the Company shall issue and deliver in exchange and substitution for and upon cancellation of the mutilated Warrant, or in lieu of and substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and representing an equivalent right or interest. An applicant for such a substitute Warrant shall comply with such other reasonable requirements and pay such reasonable charges as the Company may prescribe, including, without limitation, the execution and delivery of a lost Warrant affidavit and indemnification agreement in a form reasonably satisfactory to the Company and its counsel.
     Section 8. No Rights as Stockholder. Except as provided in Section 2.1 and 1.2(d) hereof, nothing contained in this Warrant shall be construed as conferring upon the holder the right to vote or to receive dividends or to consent or to receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as stockholders of the Company.
     Section 9. Notice to Holder. At any time prior to the Expiration Date, if any of the following events shall occur:
(i)	the Company shall declare any dividend or other distribution on the Common Stock (other than a stock split by way of a stock dividend); or

(ii)	the Company shall take a record of the holders of Common Stock for the purpose of entitling them to subscribe for or purchase shares of Common Stock;
then, to the extent practicable and subject to any confidentiality restrictions, the Company shall give notice in writing of such event to the holder of the Warrant at least ten (10) Business Days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the stockholders entitled to such dividend or other distribution or subscription rights. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice.
     Section 10. Notices. All notices and other communications required or permitted to be given with respect to the Warrant shall be in writing signed by the sender, and shall be considered given: (w) on the date delivered, if personally delivered during normal business hours, or on the next Business Day if delivered after normal business hours of the recipient; (x) on the date sent by telecopier with automatic confirmation of the transmitting machine showing the proper number of pages were transmitted without error, if sent during normal business hours of the recipient, or on the next Business Day if sent after normal business hours; (y) on the Business Day after being sent by Federal Express or another recognized overnight delivery service in time for and specifying next day or next business day delivery; or (z) five (5) Business Days after mailing, if mailed by United States postage-paid certified or registered mail, return receipt requested, in each instance referred to in the preceding clauses (y) and (z) only if all delivery charges are pre-paid. Each such notice or other communication shall be given to the holder at the address in a Warrant register to be created and maintained by the Company and to the Company at its principal executive offices.

     Section 11. No Waivers; Remedies; No Impairment. Prior to the Expiration Date, no failure or delay by the holder in exercising any right, power or privilege with respect to the Warrant shall operate as a waiver of the right, power or privilege. A single or partial exercise of any right, power or privilege shall not preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege. The rights and remedies provided in the Warrant shall be cumulative and not exclusive of any rights or remedies provided by law. The Company will not, by amendment of its Certificate of Incorporation or through any other means, directly or indirectly, avoid or seek to avoid the observance or performance of any of the terms of this Warrant and will at all time in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.
     Section 12. Amendments. No amendment, modification, termination or waiver of any provision of the Warrant, and no consent to any departure from any provision of the Warrant, shall be effective unless it shall be in writing and signed and delivered by the Company and the holder, and then it shall be effective only in the specific instance and for the specific purpose for which it is given.
     Section 13. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of New York that apply to contracts made and performed entirely within such state.
     Section 14. Severability of Provisions: Successors. Any provision of this Warrant that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions of the Warrant or affecting the validity or enforceability of the provision in any other jurisdiction. This Warrant shall be binding upon any entity succeeding the Company by merger, consolidation or otherwise. This Warrant shall not be assignable by the Company without the prior written consent of the holder. All of the covenants and agreements of the Company shall inure to the benefit of successors and assigns of the holder.
     Section 15. Headings and References. Headings in the Warrant are included for the convenience of reference only and do not constitute a part of the Warrant for any other purpose. References to sections in the Warrant are references to the sections of the Warrant, unless the context shall require otherwise.
     Section 16. Definitions. For purposes of this Warrant, the following terms have the following meanings:
               (a) “Affiliate” of any Person means any Person, directly or indirectly, controlling, controlled by or under common control with such Person.
               (b) “Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in such state are authorized or required by law or other governmental action to close.

               (c) “Exchange Act” means the Securities Exchange Act of 1934, as amended.
               (d) “FSA” means the Financial Services Authority.
               (e) “FSA Approval” means the approval by the FSA of the Purchasers and their relevant Affiliates acquiring “control” of MarketAxess Europe Limited pursuant to the transactions contemplated by the Purchase Agreement and the Related Agreements, where “control” has the meaning given to it in the FSA Rules.
               (f) “FSA Rules” means the rules, requirements, guidance and directions issued by the FSA.
               (g) “HSR Clearance” means the expiration or termination or any waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended applicable to the exercise of the Warrant and the issuance of the Warrant Shares.
               (h) “Investor Rights Agreement” means the Investor Rights Agreement dated as of the date hereof, among the Company and the other parties set forth therein, as it may be amended, restated, modified or supplemented from time to time.
               (i) “person” means a “person” within the meaning of Section 3(a)(9) of the Exchange Act.
               (j) “Related Agreements” means this Warrant, the Purchase Agreement and the Investor Rights Agreement.
               (k) “Trading Day” means, as applied to any class of stock, any day on which NASDAQ or, if such stock is not listed on NASDAQ, the exchange or market which is the primary market for such stock, is open for the trading of securities generally and with respect to which information regarding the sale of securities included therein, or with respect to which sales information is reported, is generally available.
[The next page is the signature page]

     The Company has executed and delivered this Warrant as of the date set forth above.

MARKETAXESS HOLDINGS INC.
By:
Name:
Title:

Accepted:
[TCV VI, L.P / TCV Member Fund L.P.]
By: Technology Crossover Management VI, L.L.C.,
its General Partner

By: Carla S. Newell
Title: Attorney-in-Fact

S-1

NOTICE OF EXERCISE
(To Be Completed Only Upon Exercise)

TO:	MarketAxess Holdings Inc.
140 Broadway, 42nd Floor
New York, New York 10005
Attention: Secretary
     1. The undersigned hereby irrevocably elects to exercise the Warrant with respect to                      Warrant Shares pursuant to the terms of the Warrant.
     2. If Cash Exercise, check this box ☐: The undersigned tenders herewith full payment of the aggregate cash exercise price equal to $                     U.S. Dollars for such shares in accordance with the terms of the Warrant.
     3. If Net-Issue Exercise, check this box ☐: The undersigned exercises the Warrant on a net-issue basis pursuant to the terms set forth in the Warrant. Net-Issue Information:

(a) Number of Warrant Shares to be Issued to Holder:

(b) Number of Warrant Shares Subject to Warrant Surrendered:

(c) Number of Warrant Shares Remaining Subject to Warrant, if any:

     4. In accordance with Section 1.2(d) of the Warrant, by checking this box ☐, the holder hereby notifies the Company that HSR Clearance or FSA Approval is required in connection with the exercise of the Warrant, and that the issuance of Warrant Shares shall be delayed until the Company receives written notice from the holder that such holder has obtained HSR Clearance or FSA Approval, as applicable, and provides the Company with evidence thereof that is reasonably satisfactory to the Company.
     5. Please issue a certificate or certificates representing said Warrant Shares in such name or names as specified below:

(Name and Address)

     6. The undersigned acknowledges that if the undersigned is deemed to be an affiliate of the issuer of the Warrant Shares under the federal securities laws, the undersigned may be subject to certain restrictions on, or subject to certain procedural requirements in connection with, any transfer of the Warrant Shares issued upon exercise of the Warrant.
     7. The undersigned hereby represents and warrants to the Company as follows: (i) the undersigned is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (ii) the undersigned has been advised by the Company that such Warrant Shares have not been registered under the Securities Act; (iii) the undersigned acknowledges that he, she or it has been informed by the Company of, or is otherwise familiar with, the nature of the limitations imposed by the Securities Act and the rules and regulations thereunder on the transfer of securities; (iv) the undersigned is acquiring such Warrant Shares for his, her or its own account and not with a view to, or for sale in connection with, any distribution thereof in violation of federal or state securities laws; (v) by reason of his, her or its business or financial experience, the undersigned has the capacity to protect his, her or its own interest in connection with the issuance of such Warrant Shares; (vi) the undersigned recognizes that investing in the Company involves substantial risks, and has taken full cognizance of and understands all of the risk factors related to the acquisition of such Warrant Shares; (vii) the undersigned has carefully considered and has, to the extent he, she or it believes such discussion necessary, discussed with such transferee’s professional legal, tax and financial advisers the suitability of an investment in the Company, and such transferee has determined that the acquisition of such Warrant Shares is a suitable investment for the undersigned; (viii) the undersigned has not relied on the Company for any tax or legal advice in connection with the exercise of this Warrant and (ix) in evaluating the suitability of an investment in the Company, that except for information made publicly available by the Company pursuant to filings with the Securities and Exchange Commission, by press release or otherwise, the undersigned has not relied upon any representations or other information from the Company or any of its agents.

Determination Date:___	By:
(Signature must conform in all respects to name of the holder as set forth on the face of the Warrant)

NOTICE OF TRANSFER
(To Be Completed Only Upon Transfer)

TO:	MarketAxess Holdings Inc.
140 Broadway, 42nd Floor
New York, New York 10005
Attention: Secretary
FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                      the right represented by this Warrant, to purchase                      Warrant Shares.
Please issue a Warrant representing the right to purchase such Warrant Shares in such name or names as specified below:

(Name and Address)

     The undersigned requests the Company, by written order to exchange or register the transfer of a Warrant or Warrants, and, to the extent the transfer contemplated by this notice is not for the entire number of Warrant Shares represented by this Warrant, to issue a replacement Warrant in the name of the undersigned representing the balance of such Warrant Shares.

Dated:	By:
(Signature must conform in all respects to name of the holder as set forth on the face of this Warrant)

EXHIBIT 6
MARKETAXESS HOLDINGS INC.
and
AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC
as Rights Agent

STOCKHOLDERS
RIGHTS AGREEMENT
Dated as of
June 2, 2008

i

ii

     This STOCKHOLDERS RIGHTS AGREEMENT, dated as of June 2, 2008 (the “Effective Date”) by and between MarketAxess Holdings Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC a New York limited liability trust company (the “Rights Agent”).
     WHEREAS, effective June 2, 2008 (the “Rights Dividend Declaration Date”), the Board of Directors of the Company authorized and declared a distribution of one right for each share of common stock, par value $0.003 per share, of the Company (the “Common Stock”) and each share of nonvoting common stock, par value $0.003 per share, of the Company (the “Nonvoting Common Stock”) outstanding at the Close of Business (as such term is defined herein) on June 20, 2008 (the “Record Date”), and has authorized the issuance of one such right (as such number may hereafter be adjusted pursuant hereto) for each Common Share that shall become outstanding (whether originally issued or delivered from the Company’s treasury) between the Record Date and, except as otherwise provided in Section 22 herein, the Distribution Date, each such right initially representing the right to purchase, upon the terms and subject to the conditions hereinafter set forth, one Unit of Series A Preferred Stock (each a “Right” and together with all other such rights distributed or issued pursuant hereto, the “Rights”).
     NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:
     Section 1. Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:
     (a) “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of shares of Voting Stock representing 20% or more of the total Voting Power of the aggregate of all shares of Voting Stock then outstanding, but shall not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any trustee or fiduciary holding Voting Stock for, or pursuant to the terms of, any such plan, acting in such capacity. Notwithstanding the foregoing:
     (i) No Person shall become an “Acquiring Person” as the result of an acquisition of Voting Stock by the Company, which, by reducing the number of shares of Voting Stock outstanding, increases the proportionate percentage of the total Voting Power represented by all shares of Voting Stock Beneficially Owned by such Person, together with all Affiliates and Associates of such Person, to 20% or more of the total Voting Power of the aggregate of all shares of Voting Stock then outstanding; provided, however, that if a Person, together with all Affiliates and Associates of such Person, shall become the Beneficial Owner of shares of Voting Stock representing 20% or more of total Voting Power of the aggregate of all shares of Voting Stock then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional shares of Voting Stock (other than shares issued by the Company as a dividend or distribution made pro rata to all holders of Common Shares), then, subject to Section 1(a)(ii), such Person shall be deemed to be an “Acquiring Person;”

     (ii) If the Board of Directors determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to this Section 1(a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Voting Stock so that such Person would no longer be an “Acquiring Person,” as defined pursuant to this Section 1(a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement; and
     (iii) If a Person would otherwise be deemed an “Acquiring Person” upon the adoption of this Agreement, such Person (herein referred to as a “Grandfathered Stockholder”) will not be deemed an “Acquiring Person” for purposes of this Agreement unless and until, subject to Section 1(a)(ii), such Grandfathered Stockholder, or any Affiliate or Associate of such Grandfathered Stockholder, acquires Beneficial Ownership of additional shares of Voting Stock after adoption of this Agreement in excess of one percent (1%) of the number of shares of Common Stock outstanding as of the Rights Dividend Declaration Date, in which case, such Person shall no longer be deemed a Grandfathered Stockholder and shall be deemed an “Acquiring Person;” and
     (iv) TCV shall not be an “Acquiring Person” pursuant to this Section 1(a) for so long as TCV shall be the Beneficial Owner of shares of Voting Stock and Nonvoting Common Stock representing, in the aggregate, less than 19.9% of the sum of (x) the total Voting Power of the aggregate of all shares of Voting Stock then outstanding, plus (y) the total Voting Power of the aggregate of all shares of Voting Stock into which all outstanding shares of Nonvoting Common Stock are then convertible, plus (z) the total Voting Power of the aggregate of all shares of Voting Stock issuable upon exercise of warrants to purchase Common Stock issued by the Company to TCV.
     (b) “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the Exchange Act Regulations, as in effect on the date of this Agreement; provided, however, that no director or officer of the Company shall be deemed an Affiliate or Associate of any other director or officer of the Company solely as a result of his or her being a director or officer of the Company.
     (c) A Person shall be deemed the “Beneficial Owner” of and shall be deemed to “Beneficially Own” and to have “Beneficial Ownership” of any securities:
     (i) that such Person or any of such Person’s Affiliates or Associates beneficially owns, directly or indirectly (as determined pursuant to Rule 13d-3 of the Exchange Act Regulations as in effect on the date of this Agreement); provided, however, that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own or to have Beneficial Ownership of, any security if the agreement, arrangement, or understanding to vote such security that would otherwise render such Person the Beneficial Owner of such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable provisions of the Exchange Act and the Exchange Act Regulations, and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report);

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     (ii) that such Person or any of such Person’s Affiliates or Associates has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement, or understanding, whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights (other than these Rights), warrants, or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own or to have Beneficial Ownership of securities tendered pursuant to a tender or exchange offer made in accordance with the Exchange Act Regulations by or on behalf of such Person or any of such Person’s Affiliates or Associates until such tendered securities are accepted for purchase or exchange; or (B) the right to vote pursuant to any agreement, arrangement, or understanding (except to the extent contemplated by the proviso to subparagraph (i) of this paragraph (c)); or
     (iii) that are Beneficially Owned, directly or indirectly, by any other Person (or any Affiliate or Associate of such Person) with which such Person (or any of such Person’s Affiliates or Associates) has any agreement, arrangement, or understanding, whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to subparagraph (i) of this paragraph (c)), or disposing of any such securities.
     Notwithstanding anything in this definition of Beneficial Ownership to the contrary, the phrase “then outstanding,” when used with reference to a Person’s Beneficial Ownership of securities of the Company, shall mean the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding that such Person would be deemed to Beneficially Own hereunder.
     (d) “Board of Directors” shall mean the Board of Directors of the Company or any duly authorized committee thereof.
     (e) “Business Day” shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in New York City, New York are authorized or obligated by law or executive order to close.
     (f) “Certificate of Incorporation” shall mean the Amended and Restated Certificate of Incorporation of the Company, as amended, as filed with the Office of the Secretary of State of the State of Delaware, together with the Certificate of Designation of the Series A Preferred Stock of the Company adopted contemporaneously with the approval of this Agreement, as the same may hereafter be amended or restated.
     (g) “Close of Business” on any given date shall mean 5:00 P.M., New York City time, on such date; provided, however, that if such date is not a Business Day, it shall mean 5:00 P.M., New York City time, on the next succeeding Business Day.

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     (h) “Common Shares” shall mean, collectively, shares of Common Stock and Nonvoting Common Stock.
     (i) “Common Stock” shall have the meaning set forth in the Preamble to this Agreement.
     (j) “Common Equity Interest” when used with reference to any Person other than the Company shall mean the class or series of capital stock (or equity interest) with the greatest voting power (in relation to any other classes or series of capital stock (or equity interest)) of such other Person.
     (k) “Definitive Acquisition Agreement” shall mean any agreement entered into by the Company that is conditioned on the approval by the holders of not less than a majority of the outstanding shares of Common Stock at a meeting of stockholders with respect to (i) a merger, consolidation, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or (ii) the acquisition in any manner, directly or indirectly, of more than 50% of the consolidated total assets (including, without limitation, equity securities of its subsidiaries) of the Company.
     (l) “Distribution Date” shall have the meaning set forth in Section 3(a).
     (m) “Equivalent Preferred Stock” shall have the meaning set forth in Section 11(b).
     (n) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
     (o) “Exchange Act Regulations” shall mean the General Rules and Regulations under the Exchange Act.
     (p) “Expiration Date” has the meaning set forth in Section 7(a).
     (q) “Final Expiration Date” has the meaning set forth in Section 7(a).
     (r) “Grandfathered Stockholder” has the meaning set forth in Section 1(a)(iii).
     (s) “Nonvoting Common Stock” shall have the meaning set forth in the Preamble to this Agreement.
     (t) “Outside Meeting Date” has the meaning set forth in Section 23(b).
     (u) “Person” shall mean any individual, partnership (general or limited), limited liability company, firm, corporation, association, trust, unincorporated organization, or other entity, as well as any syndicate or group deemed to be a Person under Section 14(d)(2) of the Exchange Act.
     (v) “Principal Party” shall have the meaning set forth in Section 13(b).
     (w) “Purchase Price” shall have the meaning set forth in Section 7(b).

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     (x) “Qualified Offer” shall mean an offer determined by a majority of the Independent Directors to have each of the following characteristics:
     (i) a fully-financed, all-cash tender offer, or an exchange offer offering shares of common stock of the offeror, or a combination thereof, in each such case for all of the outstanding shares of Common Stock at the same per-share consideration;
     (ii) an offer that has commenced within the meaning of Rule 14d-2(a) under the Exchange Act;
     (iii) an offer whose per-share offer price is greater than the highest reported market price for the Common Stock in the immediately preceding 24 months, with, in the case of an offer that includes shares of common stock of the offeror, such per-share offer price being determined using the lowest reported market price for common stock of the offeror during the five trading days immediately preceding and the five trading days immediately following the commencement of such offer within the meaning of Rule 14d-2(a) under the Exchange Act;
     (iv) an offer that, within twenty Business Days after the commencement date of the offer (or within ten Business Days after any increase in the offer consideration), does not result in a nationally recognized investment banking firm retained by the Board of Directors of the Company rendering an opinion to the Board of Directors of the Company that the consideration being offered to the stockholders of the Company is either unfair or inadequate;
     (v) if the offer includes shares of common stock of the offeror, an offer pursuant to which (A) the offeror shall permit representatives of the Company (including a nationally-recognized investment banking firm retained by the Board of Directors of the Company and legal counsel and an accounting firm designated by the Company) to have access to such offeror’s books, records, management, accountants and other appropriate outside advisors for the purposes of permitting such representatives to conduct a due diligence review of the offeror in order to permit the Board of Directors of the Company to evaluate the offer and make an informed decision and, if requested by the Board of Directors of the Company, to permit such investment banking firm (relying as appropriate on the advice of such legal counsel) to be able to render an opinion to the Board of Directors of the Company with respect to whether the consideration being offered to the stockholders of the Company is fair from a financial point of view and (B) within ten Business Days after such representatives of the Company (including a nationally-recognized investment banking firm retained by the Board of Directors of the Company and legal counsel and an accounting firm designated by the Company) shall have notified the Company and the offeror that it had completed such due diligence review to its satisfaction (or, following completion of such due diligence review, within ten Business Days after any increase in the consideration being offered), such investment banking firm does not render an opinion to the Board of Directors of the Company that the consideration being offered to the stockholders of the Company is either unfair or inadequate and such investment banking firm does not, after the expiration of such ten Business Day period, render an opinion to the Board of Directors of the Company that the

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consideration being offered to the stockholders of the Company has become either unfair or inadequate based on a subsequent disclosure or discovery of a development or developments that have had or are reasonably likely to have a material adverse effect on the value of the common stock of the offeror;
     (vi) an offer that is subject to only the minimum tender condition described below in Section 1(v)(ix) and other customary terms and conditions, which conditions shall not include any financing, funding or similar conditions or any requirements with respect to the offeror or its agents being permitted any due diligence with respect to the books, records, management, accountants or other outside advisors of the Company;
     (vii) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that the offer will remain open for at least 120 Business Days and, if a Special Meeting is duly requested in accordance with Section 23(b), for at least fifteen Business Days after the date of the Special Meeting or, if no Special Meeting is held within ninety Business Days following receipt of the Special Meeting Notice in accordance with Section 23(b), for at least fifteen Business Days following such ninety Business Day period;
     (viii) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that, in addition to the minimum time periods specified above in Section 1(v)(vii), the offer, if it is otherwise to expire prior thereto, will be extended for at least twenty Business Days after any increase in the consideration being offered or after any bona fide alternative offer is commenced within the meaning of Rule 14d-2(a) under the Exchange Act; provided, however, that such offer need not remain open, as a result of Section 1(v)(vii) and this Section 1(v)(viii), beyond (A) the time that any other offer satisfying the criteria for a Qualified Offer is then required to be kept open under such Section 1(v)(vii) and this Section 1(v)(viii) or (B) the expiration date, as such date may be extended by public announcement (with prompt written notice to the Rights Agent) in compliance with Rule 14e—1 under the Exchange Act, of any other tender offer for the Common Stock with respect to which the Board of Directors of the Company has agreed to redeem the Rights immediately prior to acceptance for payment of Common Stock thereunder (unless such other offer is terminated prior to its expiration without any Common Stock having been purchased thereunder) or (C) one Business Day after the stockholder vote with respect to approval of any Definitive Acquisition Agreement has been officially determined and certified by the inspectors of elections;
     (ix) an offer that is conditioned on a minimum of at least two-thirds of the outstanding shares of the Common Stock not held by the Person making such offer (and such Person’s Affiliates and Associates) being tendered and not withdrawn as of the offer’s expiration date, which condition shall not be waivable;
     (x) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror to consummate, as promptly as practicable upon successful completion of the offer, a second step transaction whereby all shares of the Common Stock not tendered into the offer will be acquired at the same consideration per

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share actually paid pursuant to the offer, subject to stockholders’ statutory appraisal rights, if any;
     (xi) an offer pursuant to which the Company and its stockholders have received an irrevocable written commitment of the offeror that no amendments will be made to the offer to reduce the consideration being offered or to otherwise change the terms of the offer in a way that is adverse to a tendering stockholder;
     (xii) an offer (other than an offer consisting solely of cash consideration) pursuant to which the Company has received the written representation and certification of the offeror and, in their individual capacities, the written representations and certifications of the offeror’s Chief Executive Officer and Chief Financial Officer, that (A) all facts about the offeror that would be material to making an investor’s decision to accept the offer have been fully and accurately disclosed as of the date of the commencement of the offer within the meaning of Rule 14d-2(a) under the Exchange Act, (B) all such new facts will be fully and accurately disclosed on a prompt basis during the entire period during which the offer remains open, and (C) all required Exchange Act reports will be filed by the offeror in a timely manner during such period; and
     (xiii) if the offer includes non-cash consideration, (A) the non-cash portion of the consideration offered must consist solely of common stock of a Person that is a publicly-owned United States corporation, (B) such common stock must be freely tradable and listed or admitted to trading on either the New York Stock Exchange or NASDAQ, (C) no stockholder approval of the issuer of such common stock is required to issue such common stock, or, if such approval required, such approval has already been obtained, (D) no Person (including such Person’s Affiliates and Associates) beneficially owns more than 15% of the voting stock of the issuer of such common stock at the time of commencement of the offer or at any time during the term of the offer, (E) no other class of voting stock of the issuer of such common stock is outstanding and (F) the issuer of such common stock meets the registrant eligibility requirements for use of Form S-3 for registering securities under the Securities Act, including the filing of all required Exchange Act reports in a timely manner during the twelve calendar months prior to the date of commencement of such offer.
For the purposes of this definition of “Qualified Offer,” “fully financed” shall mean that the offeror has sufficient funds for the offer and related expenses which shall be evidenced by (1) firm, unqualified, written commitments from responsible financial institutions having the necessary financial capacity, accepted by the offeror, to provide funds for such offer subject only to customary terms and conditions, (2) cash or cash equivalents then available to the offeror, set apart and maintained solely for the purpose of funding the offer with an irrevocable written commitment being provided by the offeror to the Board of Directors of the Company to maintain such availability until the offer is consummated or withdrawn or (3) a combination of the foregoing; which evidence has been provided to the Company prior to, or upon, commencement of the offer. If an offer becomes a Qualified Offer in accordance with this definition, but subsequently ceases to be a Qualified Offer as a result of the failure at a later date to continue to satisfy any of the requirements of this definition, such offer shall cease to be a Qualified Offer

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and the provisions of Section 23(b) shall no longer be applicable to such offer, provided that the actual redemption of the Rights pursuant to Section 23(b) shall not have already occurred.
     (y) “Record Date” shall have the meaning set forth in the Preamble to this Agreement.
     (z) “Redemption Price” shall have the meaning set forth in Section 23(a).
     (aa) “Redemption Resolution” shall have the meaning set forth in Section 23(b).
     (bb) “Right” and “Rights” shall have the meaning set forth in the Preamble to this Agreement.
     (cc) “Rights Certificates” shall have the meaning set forth in Section 3(a).
     (dd) “Rights Dividend Declaration Date” shall have the meaning set forth in the Preamble to this Agreement.
     (ee) “Section 11(a)(ii) Event” shall mean the event described in Section 11(a)(ii) hereof that triggers the adjustment provided in Section 11(a)(ii).
     (ff) “Section 13 Event” shall mean any event described in clause (x), (y), or (z) of Section 13(a) hereof.
     (gg) “Securities Act” shall mean the Securities Act of 1933, as amended.
     (hh) “Series A Preferred Stock” shall mean the Series A Preferred Stock of the Company, par value $0.001 per share, having the voting rights, powers, designations, preferences, and relative, participating, optional, or other special rights and qualifications, limitations, and restrictions set forth in Exhibit C hereof.
     (ii) “Special Meeting” has the meaning set forth in Section 23(b).
     (jj) “Special Meeting Notice” has the meaning set forth in Section 23(b).
     (kk) “Special Meeting Period” has the meaning set forth in Section 23(b).
     (ll) “Stock Acquisition Date” shall mean the first date of public announcement (including, without limitation, the filing of any report pursuant to Section 13(d) of the Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such.
     (mm) “Subsidiary” shall mean, with reference to any Person, any other Person of which (1) a majority of the Voting Power of the voting securities or equity interests is Beneficially Owned, directly or indirectly, by such first-mentioned Person or otherwise controlled by such first-mentioned Person, or (2) an amount of voting securities or equity interests sufficient to elect at least a majority of the directors or equivalent governing body of such other Person is Beneficially Owned, directly or indirectly, by such first-mentioned Person, or otherwise controlled by such first-mentioned Person.

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     (nn) “TCV” shall mean (i) TCV VI, L.P., a Delaware limited partnership; (ii) TCV Member Fund, L.P., a Delaware limited partnership; (iii) any Person who is directly or indirectly responsible for the formation, management, operations, oversight or administration of the Persons referred to in the preceding clauses (i) and (ii) (including, without limitation, any principals, partners or employees of any such Person); and (iv) any investment fund directly or indirectly formed, managed or controlled by any one or more Persons referred to in the preceding clause (iii).
     (oo) “Triggering Event” shall mean any Section 11(a)(ii) Event or any Section 13 Event.
     (pp) “Unit” has the meaning set forth in Section 7(b).
     (qq) “Voting Power” when used with reference to the Voting Securities of any Person shall mean the number of votes (whether cast in person, by proxy, or by written consent) entitled (1) to be cast generally in the election of directors or members of the governing body of such Person (if such person is a corporation or is managed by or under the direction of a governing body performing functions and having obligations similar to those of a corporate board of directors) or (2) to participate in the management and control of such Person (if such Person is not a corporation and is not managed by or under the direction of a governing body performing functions and having obligations similar to those of a corporate board of directors).
     (rr) “Voting Securities” when used in reference to any Person, shall mean the outstanding capital stock, equity interest, or other voting securities of such Person, in each case entitling the holder thereof (1) to cast votes, in person or by proxy, or to act by written consent, in the election of directors or members of the governing body of such Person (if such person is a corporation or is managed by or under the direction of a governing body performing functions and having obligations similar to those of a corporate board of directors) or (2) to participate in the management and control of such Person (if such Person is not a corporation and is not managed by or under the direction of a governing body performing functions and having obligations similar to those of a corporate board of directors).
     (ss) “Voting Stock” shall mean the Common Stock, the Series A Preferred Stock, and any other class or series of securities of the Company entitled to vote generally, together with the Common Stock, in the election of directors of the Company.
     Section 2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights (who, in accordance with Section 4 hereof, shall prior to the Distribution Date also be holders of Common Shares) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. With the consent of the Rights Agent, the Company may from time to time appoint such Co-Rights Agents as it may deem necessary or desirable. The Rights Agent shall have no duty to supervise, and in no event shall it be liable for, the acts or omissions of any such co-Rights Agent.
     Section 3. Issue of Rights Certificates. (a) Until the earlier of (i) the Close of Business on the tenth Business Day after the Stock Acquisition Date and (ii) the Close of

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Business on the tenth Business Day (or such later date as may be determined by action of a majority of the Board of Directors prior to such time as any Person becomes an Acquiring Person and of which later date the Company will give the Rights Agent prompt written notice) after the date that a tender or exchange offer by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan maintained by the Company or any of its Subsidiaries or any trustee or fiduciary holding Voting Stock for, or pursuant to the terms of, any such plan, acting in such capacity) is first published or sent or given within the meaning of Rule 14d-4(a) of the Exchange Act Regulations or any successor rule, if upon consummation thereof such Person would be the Beneficial Owner of shares of Voting Stock representing 20% or more of the total Voting Power of the aggregate of all shares of Voting Stock then outstanding (including any such date that is after the date of this Agreement and prior to the issuance of the Rights) (the earlier of (i) and (ii) above being the “Distribution Date”):
(x)	the Rights will be evidenced (subject to the provisions of paragraph (b) of this Section 3) by the certificates for shares of Common Stock or Nonvoting Common Stock, as applicable, registered in the names of the holders of shares of Common Stock or Nonvoting Common Stock, as applicable, as of and subsequent to the Record Date (which certificates for shares of Common Stock shall be deemed also to be certificates for Rights) and not by separate rights certificates; and

(y)	the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock or Nonvoting Common Stock, as applicable (including a transfer to the Company).
As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent, if so requested, will send) by first-class, insured, postage prepaid mail, to each record holder of Common Shares as of the Close of Business on the Distribution Date, at the address of such holder shown on the records of the Company, one or more rights certificates, in substantially the form of Exhibit A (the “Rights Certificates”), evidencing one Right for each Common Share so held, subject to adjustment as provided herein. In the event that an adjustment in the number of Rights per Common Share has been made pursuant to Section 11(i) or Section 11(p) hereof, at the time of distribution of the Rights Certificates, the Company may make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) so that Rights Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights. As of and after the Distribution Date, the Rights will be evidenced solely by such Rights Certificates.
     (b) As promptly as practicable following the Record Date, the Company will send a copy of a Summary of Rights to Purchase Series A Preferred Stock in substantially the form attached hereto as Exhibit B and which may be appended to certificates that represent Common Shares (hereinafter referred to as the “Summary of Rights”), by first-class, postage prepaid mail, to each record holder of Common Shares as of the Close of Business on the Record Date, at the

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address of such holder shown on the records of the Company. With respect to certificates for Common Shares outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates registered in the names of the holders thereof together with a copy of the Summary of Rights attached thereto. Until the earlier of the Distribution Date or the Expiration Date, the surrender for transfer of any certificate for Common Shares outstanding on the Record Date, with or without a copy of the Summary of Rights attached thereto, shall also constitute the transfer of the Rights associated with the Common Shares represented thereby.
     (c) Rights shall, without any further action, be issued in respect of all Common Shares that become outstanding (whether originally issued or delivered from the Company’s treasury) after the Record Date but prior to the earlier of the Distribution Date and the Expiration Date; provided, that with respect to any shares of Common Stock issued upon conversion of shares of Nonvoting Common Stock, no additional Rights shall be issued but the Rights attached to such shares of Nonvoting Common Stock shall be attached to such shares of Common Stock after such conversion . Certificates, representing such Common Shares, issued after the Record Date shall bear the following legend:
“This certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Stockholders Rights Agreement between MarketAxess Holdings Inc. (the “Company”) and American Stock Transfer & Trust Company, LLC (the “Rights Agent”) dated as of June 2, 2008 (the “Rights Agreement”), the terms of which are incorporated herein by reference and a copy of which is on file at the principal office of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Rights Agreement, as in effect on the date of mailing, without charge after receipt of a written request therefor. Under certain circumstances, as set forth in the Rights Agreement, Rights that are Beneficially Owned by any Person who is, was, or becomes an Acquiring Person or any Affiliate or Associate thereof (as such capitalized terms are defined in the Rights Agreement), or specified transferees of such Acquiring Person (or Affiliate or Associate thereof) may become null and void.”
After the Record Date but prior to the earlier of the Distribution Date and the Expiration Date, if new certificate(s) representing Common Shares are issued in connection with the transfer, split up, combination, or exchange of certificate(s) representing Common Shares or if new certificate(s) representing Common Shares are issued to replace any certificate(s) that have been mutilated, destroyed, lost, or stolen, then such new certificate(s) shall bear the foregoing legend. With respect to all certificates containing the foregoing legend, until the earlier of the Distribution Date or the Expiration Date, the Rights associated with the Common Shares represented by such certificates shall be evidenced by such certificates alone and registered holders of the Common Shares shall also be the registered holders of the associated Rights, and the transfer of any of such certificates shall also constitute the transfer of the Rights associated

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with the Common Shares represented by such certificates. In the event that the Company purchases or acquires any Common Shares after the Record Date but prior to the Distribution Date, any Rights associated with such Common Shares shall be deemed cancelled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Shares that are no longer outstanding.
     Section 4. Form of Rights Certificate. (a)  The Rights Certificates (and the forms of election to purchase and of assignment and the certificate to be printed on the reverse thereof) shall be substantially in the form set forth in Exhibit A hereto and may have such marks of identification or designation and such legends, summaries, or endorsements printed thereon as the Company may deem appropriate (but which do not affect the rights, duties, or responsibilities of the Rights Agent) and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or any rule or regulation thereunder or with any rule or regulation of any stock exchange upon which the Rights may from time to time be listed, or to conform to usage. Subject to the provisions of Sections 7, 11, 13, 22, 23, 24, and 27 hereof, the Rights Certificates, whenever distributed, shall be dated as of the Distribution Date and on their face shall entitle the holders thereof to purchase such number of Units of Series A Preferred Stock as shall be set forth therein at the price set forth therein, but the amount and type of securities, cash, or other assets that may be acquired upon the exercise of each Right and the Purchase Price thereof shall be subject to adjustment as provided herein.
     (b) Any Rights Certificate issued pursuant hereto that represents Rights Beneficially Owned by: (i) an Acquiring Person or any Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) that becomes a transferee after the Acquiring Person becomes such, or (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) that becomes a transferee prior to or concurrently with the Acquiring Person becoming such and that receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person (or any such Associate or Affiliate) to holders of equity interests in such Acquiring Person (or such Associate or Affiliate) or to any Person with whom such Acquiring Person (or such Associate or Affiliate) has any continuing written or oral agreement, arrangement, or understanding regarding either the transferred Rights, Common Shares, or the Company, or (B) a transfer that the Board of Directors has determined in good faith to be part of a plan, agreement, arrangement, or understanding that has as a primary purpose or effect the avoidance of Section 7(e) hereof shall, upon the written direction of the Board of Directors, contain (to the extent feasible), the following legend:
“The Rights represented by this Rights Certificate are or were Beneficially Owned by a Person who was or became an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such capitalized terms are defined in the Stockholders Rights Agreement, dated as of June 2, 2008 (the “Rights Agreement”), by and between MarketAxess Holdings Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent). Accordingly, this Rights Certificate and the Rights represented hereby may become null and void in the circumstances specified in Section 7(e) of the Rights Agreement.”

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     Section 5. Countersignature and Registration. (a)  Rights Certificates shall be executed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its President, its Vice Chairman of the Board, or its Treasurer, shall have affixed thereto the Company’s corporate seal (or a facsimile thereof), and shall be attested by the Company’s Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Rights Certificates may be manual or by facsimile. Rights Certificates bearing the manual or facsimile signatures of the individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersigning of such Rights Certificates by the Rights Agent or did not hold such offices at the date of such Rights Certificates. No Rights Certificate shall be entitled to any benefit under this Agreement or be valid for any purpose unless there appears on such Rights Certificate a countersignature duly executed by the Rights Agent by manual or facsimile signature of an authorized officer, and such countersignature upon any Rights Certificate shall be conclusive evidence, and the only evidence, that such Rights Certificate has been duly countersigned as required hereunder.
     (b) Following the Distribution Date, the Rights Agent will keep or cause to be kept, at its office designated for surrender of Rights Certificates upon exercise or transfer, books for registration and transfer of the Rights Certificates issued hereunder. Such books shall show the name and address of each holder of the Rights Certificates, the number of Rights evidenced on its face by each Rights Certificate, and the date of each Rights Certificate.
     Section 6. Transfer, Split Up, Combination, and Exchange of Rights Certificates; Mutilated, Destroyed, Lost, or Stolen Rights Certificates. (a)  Subject to the provisions of Sections 4(b), 7(e), and 14 hereof, at any time after the Close of Business on the Distribution Date, and at or prior to the Close of Business on the Expiration Date, any Rights Certificate or Certificates (other than Rights Certificates representing Rights that have become null and void pursuant to Section 7(e) hereof, that have been redeemed pursuant to Section 23 hereof, or that have been exchanged pursuant to Section 24 hereof) may be transferred, split up, combined, or exchanged for another Rights Certificate or Certificates, entitling the registered holder to purchase a like number of Units of Series A Preferred Stock (or, following a Triggering Event, other securities, cash or other assets, as the case may be) as the Rights Certificate or Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine, or exchange any Rights Certificate or Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Rights Certificate or Certificates to be transferred, split up, combined, or exchanged at the office of the Rights Agent designated for such purpose. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Rights Certificate until the registered holder shall have completed and executed the certificate set forth in the form of assignment on the reverse side of such Rights Certificate and shall have provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) of the Rights represented by such Rights Certificate or Affiliates or Associates thereof as the Company shall reasonably request; whereupon the Rights Agent shall, subject to the provisions of Section 4(b), Section 7(e) and Section 14 hereof, countersign and deliver to the Person entitled thereto a Rights Certificate or Rights Certificates, as the case may be, as so requested. The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be

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imposed in connection with any transfer, split up, combination, or exchange of Rights Certificates.
     (b) If a Rights Certificate shall be mutilated, lost, stolen, or destroyed, upon request by the registered holder of the Rights represented thereby and upon payment to the Company and the Rights Agent of all reasonable expenses incident thereto, there shall be issued, in exchange for and upon cancellation of the mutilated Rights Certificate, or in substitution for the lost, stolen, or destroyed Rights Certificate, a new Rights Certificate, in substantially the form of the prior Rights Certificate, of like tenor and representing the equivalent number of Rights, but, in the case of loss, theft, or destruction, only upon receipt of evidence satisfactory to the Company and the Rights Agent of such loss, theft or destruction of such Rights Certificate and, if requested by the Company or the Rights Agent, indemnity also satisfactory to it.
     Section 7. Exercise of Rights; Purchase Price; Expiration Date of Rights. (a)  Prior to the earlier of (i) the Close of Business on June 2, 2011 (the “Final Expiration Date”), or (ii) the time at which the Rights are redeemed as provided in Section 23 hereof or (iii) the time at which the Rights are exchanged as provided in Section 24 hereof (the earlier of (i), (ii), and (iii) being the “Expiration Date”), the registered holder of any Rights Certificate may, subject to the provisions of Sections 7(e), 9(c), and 9(f) hereof, exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price (as hereinafter defined) for the number of Units of Series A Preferred Stock (or, following a Triggering Event, other securities, cash or other assets, as the case may be) for which such surrendered Rights are then exercisable.
     (b) The purchase price for each one one-thousandth of a share of Series A Preferred Stock purchasable upon exercise of a Right shall be $40.00 (as adjusted from time to time as provided in Sections 11 and 13(a) hereof) (the “Purchase Price”). The Purchase Price shall be subject to adjustment from time to time as provided in Sections 11 and 13(a) hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c)(2) below. Each one one-thousandth of a share of Series A Preferred Stock shall be referred to herein as a “Unit” of Series A Preferred Stock.
     (c) (i) Subject to Section 14(b) hereof, following the Distribution Date, the Company may (at the direction of the Board of Directors) deposit with a corporation in good standing organized under the laws of the United States or any State of the United States, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority (the “Depositary Agent”) certificates representing the shares of Series A Preferred Stock that may be acquired upon exercise of the Rights and may cause such Depositary Agent to enter into an agreement pursuant to which the Depositary Agent shall issue receipts representing interests in the shares of Series A Preferred Stock so deposited.
     (ii) Upon receipt of a Rights Certificate representing exercisable Rights, with the form of election to purchase and the certificate duly executed, accompanied by

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payment, with respect to each Right so exercised, of the Purchase Price for the Units of Series A Preferred Stock (or, following a Triggering Event, other securities, cash, or other assets, as the case may be) to be purchased thereby as set forth below and an amount equal to any applicable tax or charge required to be paid by the holder of such Rights Certificate in accordance with Section 9 hereof, or evidence satisfactory to the Company of payment of such tax or charge, the Rights Agent shall, subject to Section 20(k) hereof, thereupon promptly (i)(A) requisition from any transfer agent of the Series A Preferred Stock certificates representing such number of shares of Series A Preferred Stock (or fractions of shares that are integral multiples of one one-thousandth of a share of Series A Preferred Stock) as are to be purchased and the Company will direct its transfer agent to comply with all such requests, and/or (B) requisition from the Depositary Agent depositary receipts representing such number of Units of Series A Preferred Stock as are to be purchased and the Company will direct the Depositary Agent to comply with all such requests, (ii) requisition from the Company the amount of cash, if any, to be paid in lieu of fractional shares in accordance with Section 14 hereof, (iii) after receipt of such certificates or such depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder, and (iv) after receipt thereof, deliver such cash, if any, to or upon the order of the registered holder of such Rights Certificate. In the event that the Company is obligated to issue Common Shares or other securities of the Company, pay cash, and/or distribute other property pursuant to Section 11(a) hereof, the Company will make all arrangements necessary so that such Common Shares, other securities, cash, and/or other property is available for distribution by the Rights Agent, if and when necessary to comply with this Agreement. The payment of the Purchase Price (as such amount may be reduced pursuant to Section 11(a)(iii) hereof) may be made in cash or by certified or bank check or money order payable to the order of the Company.
     (d) In case the registered holder of any Rights Certificate shall exercise less than all the Rights evidenced thereby, a new Rights Certificate evidencing the Rights remaining unexercised shall be issued by the Rights Agent and delivered to, or upon the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder, subject to the provisions of Sections 6 and 14 hereof.
     (e) Notwithstanding anything in this Agreement to the contrary, from and after the time that any Person becomes an Acquiring Person, any Rights Beneficially Owned by (i) an Acquiring Person or an Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such, or (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and who receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person (or any such Associate or Affiliate) to holders of equity interests in such Acquiring Person (or any such Associate or Affiliate) or to any Person with whom the Acquiring Person (or such Associate or Affiliate) has any continuing written or oral agreement, arrangement, or understanding regarding the transferred Rights, Common Shares, or the Company or (B) a transfer that the Board of Directors has determined in good faith to be part of a plan, agreement, arrangement, or understanding that has as a primary purpose or

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effect the avoidance of this Section 7(e), shall be null and void without any further action, and any holder of such Rights thereafter shall have no rights or preferences whatsoever with respect to such Rights, whether under any provision of this Agreement, the Rights Certificates, or otherwise (including, without limitation, rights and preferences pursuant to Sections 7, 11, 13, 23, and 24 hereof). The Company shall use reasonable efforts to ensure compliance with the provisions of this Section 7(e) and Section 4(b), but neither the Company nor the Rights Agent shall have any liability to any holder of Rights or any other Person as a result of the Company’s failure to make any determination under this Section 7(e) or such Section 4(b) with respect to an Acquiring Person or its Affiliates, Associates, or transferees.
     (f) Notwithstanding anything in this Agreement or any Rights Certificate to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder upon the occurrence of any purported exercise as set forth in this Section 7 by such registered holder unless such registered holder shall have (i) completed and executed the certificate following the form of election to purchase set forth on the reverse side of the Rights Certificate surrendered for such exercise, and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) of the Rights represented by such Rights Certificate or Affiliates or Associates thereof as the Company shall reasonably request.
     Section 8. Cancellation and Destruction of Rights Certificates. All Rights Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or, if surrendered to the Rights Agent, shall be cancelled by it, and no Rights Certificates shall be issued in lieu thereof except as expressly permitted by this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any Rights Certificates acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all cancelled Rights Certificates to the Company, or shall, at the written request of the Company, destroy such cancelled Rights Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.
     Section 9. Reservation and Availability of Capital Stock. (a)  The Company shall at all times prior to the Expiration Date cause to be reserved and kept available out of its authorized but unissued shares of Series A Preferred Stock and/or out of any shares of Series A Preferred Stock held in its treasury (and following the occurrence of a Triggering Event, out of the authorized but unissued shares of such other equity securities of the Company as may be issuable upon exercise of the Rights and/or out of any shares of such securities held in its treasury), the number of shares of Series A Preferred Stock (and following the occurrence of a Triggering Event, the number of shares of such other equity securities of the Company) that, as provided in this Agreement, will be sufficient to permit the full exercise of all outstanding Rights. Upon the occurrence of any events resulting in an increase in the aggregate number of shares of Series A Preferred Stock (or other equity securities of the Company) issuable upon exercise of all outstanding Rights above the number then reserved, the Company shall make appropriate increases in the number of shares so reserved.

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     (b) So long as the shares of Series A Preferred Stock (and following the occurrence of a Triggering Event, any other equity securities of the Company) to be issued and delivered upon the exercise of the Rights may be listed on any stock exchange, the Company shall during the period from the Distribution Date through the Expiration Date use its best efforts to cause all securities reserved for such issuance to be listed on such exchange upon official notice of issuance upon such exercise.
     (c) The Company shall use its reasonable best efforts (i) either (A) as soon as practicable following the first occurrence of a Section 11(a)(ii) Event and a determination by the Company in accordance with Section 11(a)(iii) hereof, if applicable, of the consideration to be delivered by the Company upon exercise of the Rights, or (B) if so required by law, as soon as required following the Distribution Date (the earliest of (A) and (B) being the “Registration Date”), to file a registration statement on an appropriate form under the Securities Act, with respect to the securities that may be acquired upon exercise of the Rights (the “Registration Statement”); (ii) to cause the Registration Statement to become effective as soon as practicable after such filing; (iii) to cause the Registration Statement to remain effective (and to include a prospectus at all times complying with the requirements of the Securities Act) until the earlier of (A) the date as of which the Rights are no longer exercisable for the securities covered by the Registration Statement and (B) the Expiration Date; and (iv) to take as soon as practicable following the Registration Date such action as may be required to ensure that any acquisition of securities upon exercise of the Rights complies with any applicable state securities or “Blue Sky” laws. The Company may temporarily suspend, for a period of time not to exceed 90 days after the date set forth in clause (i) of the first sentence of this Section 9(c), the exercisability of the Rights in order to prepare and file such registration statement and permit it to become effective. Upon any such suspension, the Company shall notify the Rights Agent thereof in writing and shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement (with written notice thereof to the Rights Agent) at such time as the suspension is no longer in effect, stating that the suspension on the exercisability of the Rights is no longer in effect. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction (x) if the requisite qualification in such jurisdiction shall not have been obtained and until a registration statement has been declared effective or (y) if the exercise thereof shall not be permitted under applicable law.
     (d) The Company shall take such action as may be necessary to ensure that all shares of Series A Preferred Stock (and, following the occurrence of a Triggering Event, any other securities that may be delivered upon exercise of Rights) shall be, at the time of delivery of the certificates or depositary receipts for such securities (subject to payment of the Purchase Price), duly and validly authorized and issued, fully paid and non-assessable.
     (e) The Company shall pay when due and payable any and all documentary, stamp, or transfer tax, or other tax or charge, that is payable in respect of the issuance and delivery of the Rights Certificates or the issuance and delivery of any certificates or depository receipts for Series A Preferred Stock (or other equity securities of the Company that may be delivered upon exercise of the Rights) upon the exercise of Rights; provided, however, that the Company shall not be required to pay any such tax or charge that may be payable in connection with the issuance or delivery of Units of Series A Preferred Stock, or any certificates or depositary

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receipts for such Units of Series A Preferred Stock (or, following the occurrence of a Triggering Event, any other securities, cash or other assets, as the case may be) to any Person other than the registered holder of the Rights Certificates evidencing the Rights surrendered for exercise. The Company shall not be required to issue or deliver any certificates or depositary receipts for Units of Series A Preferred Stock (or, following the occurrence of a Triggering Event, any other securities, cash or other assets, as the case may be) to, or in a name other than that of, the registered holder upon the exercise of any Rights until any such tax or charge shall have been paid (any such tax or charge being payable by the holder of such Rights Certificate at the time of surrender) or until it has been established to the Company’s satisfaction that no such tax or charge is due.
     (f) The Company shall use its reasonable best efforts, on or prior to the date that is either (A) as soon as practicable following the first occurrence of a Section 11(a)(ii) Event and a determination by the Company in accordance with Section 11(a)(iii) hereof, if applicable, of the consideration to be delivered by the Company upon exercise of the Rights, or (B) if so required by law, as soon as required following the Distribution Date, to obtain any and all regulatory approvals that may be required with respect to the securities purchasable upon exercise of the Rights. The Company may temporarily suspend, for a period of time not to exceed 90 days after the date set forth in the first sentence of this Section 9(f), the exercise of the Rights in order to permit the Company to obtain the necessary regulatory approvals. Upon any such suspension, the Company shall notify the Rights Agent thereof in writing and issue a public announcement stating that the exercise of the Rights has been temporarily suspended, as well as a public announcement (with written notice thereof to the Rights Agent) at such time as the suspension is no longer in effect stating that the suspension on the exercise of the Rights is no longer in effect. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable unless and until all required regulatory approvals have been obtained with respect to the securities purchasable upon exercise of the Rights.
     Section 10. Series A Preferred Stock Record Date. Each Person in whose name any certificate for Units of Series A Preferred Stock (or, following the occurrence of a Triggering Event, other securities) is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Units of Series A Preferred Stock (or, following the occurrence of a Triggering Event, other securities) represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes) was made; provided, however, that if the date of such surrender and payment is a date upon which the Series A Preferred Stock (or, following the occurrence of a Triggering Event, other securities) transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such securities on, and such certificate shall be dated, the next succeeding Business Day on which the Series A Preferred Stock (or, following the occurrence of a Triggering Event, other securities) transfer books of the Company are open and, provided further, that if delivery of Units of Series A Preferred Stock is delayed pursuant to Section 9(c) hereof, such Persons shall be deemed to have become the record holders of such Units of Series A Preferred Stock only when such Units first become deliverable. Prior to the exercise of the Rights evidenced thereby, the holder of a Rights Certificate shall not be entitled to any rights of a shareholder of the Company with respect to securities for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any

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preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.
     Section 11. Adjustment of Purchase Price, Number and Kind of Shares or Number of Rights. The Purchase Price, the number and kind of securities covered by each Right, and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.
     (a) (i) In the event the Company shall at any time after the Rights Dividend Declaration Date (A) declare a dividend on the Series A Preferred Stock payable in shares of Series A Preferred Stock, (B) subdivide the outstanding Series A Preferred Stock, (C) combine the outstanding Series A Preferred Stock into a smaller number of shares, or (D) issue any shares of its capital stock in a reclassification of the Series A Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a), the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares (or fractions thereof) of Series A Preferred Stock or capital stock, as the case may be, issuable on such date upon exercise of the Rights, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the Purchase Price then in effect, the aggregate number and kind of shares (or fractions thereof) of Series A Preferred Stock or capital stock, as the case may be, which, if such Right had been exercised immediately prior to such date, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares (or fractions thereof) of capital stock of the Company issuable upon exercise of one Right. If an event occurs that would require an adjustment under both this Section 11(a)(i) and Section 11(a)(ii) hereof, the adjustment provided for in this Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii) hereof.
     (ii) In the event any Person becomes an Acquiring Person, provision shall be made so that each holder of a Right (except as provided below in Section 11(a)(iii) and in Sections 7(e), 13, and 24 hereof) shall thereafter have the right to receive, upon exercise thereof, at a price equal to the then current Purchase Price multiplied by the number of Units of Series A Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event (such product thereafter being, for all purposes of this Agreement other than Section 13 hereof, the “Purchase Price”), in accordance with the terms of this Agreement, in lieu of the number of Units of Series A Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event, such number of shares of Common Stock as shall equal the result obtained by dividing (x) the Purchase Price (as the same has been adjusted pursuant to the foregoing provisions of this Section 11(a)(ii)), by (y) 50% of the then current market price (determined pursuant to Section 11(d) hereof) per share of Common Stock on the date of such first occurrence (such shares of Common Stock being the “Adjustment Shares”).

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     (iii) In the event that the number of shares of Common Stock that are authorized by the Company’s Certificate of Incorporation but are not outstanding or reserved for issuance for purposes other than upon exercise of the Rights is insufficient to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii) of this Section 11(a), the Company shall take all such action as may be necessary to authorize additional shares of Common Stock for issuance upon exercise of the Rights. In the event that the Company shall, after good faith effort, be unable to take all such actions as may be necessary to authorize such additional shares of Common Stock, then the Company shall issue Common Stock to the extent shares thereof are available in connection with exercise of the Rights and to the extent sufficient shares of Common Stock are not available therefor shall substitute, for each share of Common Stock that would otherwise be issuable upon exercise of a Right, a number of Units of Series A Preferred Shares such that the current per share market price of one Unit of Series A Preferred Stock multiplied by such number of Units is equal (as nearly as possible) to the current per share market price of one share of Common Stock as of the date of issuance of such Units of Series A Preferred Stock. In the event that the number of shares of Common Stock, together with the number of Units of Series A Preferred Stock, that are authorized by the Company’s Certificate of Incorporation but are not outstanding or reserved for issuance for purposes other than upon exercise of the Rights is insufficient to permit the exercise in full of the Rights in accordance with the foregoing provisions of this subparagraph (iii) and subparagraph (ii) of this Section 11(a), then the Company shall take all such action as may be necessary to authorize additional shares of Series A Preferred Stock for issuance upon exercise of the Rights. In the event that the Company shall, after good faith effort, be unable to take all such actions as may be necessary to authorize such additional shares of Common Stock and/or Units of Series A Preferred Stock, then the Company, by the vote of a majority of the Board of Directors, shall: (A) determine the excess of (1) the value of the Adjustment Shares issuable upon the exercise of each such Right (the “Current Value”) over (2) the Purchase Price (such excess being the “Spread”), and (B) with respect to each such Right, make adequate provision to substitute for such Adjustment Shares, upon exercise of such Rights and payment of the applicable Purchase Price, (1) cash, (2) a reduction in the Purchase Price, (3) Common Stock, Units of Series A Preferred Stock, and/or other equity securities of the Company, each to the extent permitted by the Company’s Certificate of Incorporation (including, without limitation, shares, or units of shares, of preferred stock that the Board of Directors has deemed to have the same value as shares of Common Stock (the “Preferred Stock Equivalents”)), (4) debt securities of the Company, (5) other assets, or (6) any combination of the foregoing, having an aggregate value equal to the Current Value, where such aggregate value has been determined by a majority of the Board of Directors, after receiving advice from a nationally recognized investment banking firm; provided, however, that if the Company shall not have made adequate provision to deliver value pursuant to clause (B) above within thirty days following the first occurrence of a Section 11(a)(ii) Event (for purposes hereof, the “Section 11(a)(iii) Trigger Date”), then the Company shall be obligated to deliver, upon the surrender for exercise of a Right and without requiring payment of the Purchase Price, shares of Common Stock (to the extent available) and then, if necessary, Units of Series A Preferred Stock (to the extent available) and then, if necessary, cash, which shares of Common Stock, Units of Series A

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Preferred Stock and/or cash shall have an aggregate value equal to the Spread. To the extent that the Company determines that some action need be taken pursuant to this Section 11(a)(iii), the Company shall provide, subject to Section 7(e) hereof, that such action shall apply uniformly to all outstanding Rights. For purposes of this Section 11(a)(iii), the value of a share of Common Stock shall be the current market price (as determined pursuant to Section 11(d) hereof) per share of Common Stock on the Section 11(a)(iii) Trigger Date, the value of a Unit of Series A Preferred Stock shall be the current market price (as determined pursuant to Section 11(d) hereof) per Unit of Series A Preferred Stock on the Section 11(a)(iii) Trigger Date, and the value of a unit or share, as applicable, of any Preferred Stock Equivalent shall be deemed to have the same value as the Common Stock on such date.
     (b) In case the Company shall fix a record date for the issuance of rights, options, or warrants to all holders of any Series A Preferred Stock entitling them to subscribe for or purchase (for a period expiring within forty-five calendar days after such record date) shares of Series A Preferred Stock (or shares having substantially the same rights, privileges, and preferences as shares of Series A Preferred Stock (“Equivalent Preferred Stock”)) or securities convertible into Series A Preferred Stock or Equivalent Preferred Stock at a price per share of Series A Preferred Stock or per share of Equivalent Preferred Stock (or having a conversion price per share, if a security convertible into Series A Preferred Stock or Equivalent Preferred Stock) less than the current market price (as determined pursuant to Section 11(d) hereof) per share of Series A Preferred Stock on such record date, then the Purchase Price with respect to the Series A Preferred Stock to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the sum of the number of shares of Series A Preferred Stock outstanding on such record date plus the number of shares of Series A Preferred Stock that the aggregate offering price of the total number of shares of Series A Preferred Stock and/or Equivalent Preferred Stock so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price, and the denominator of which shall be the number of shares of Series A Preferred Stock outstanding on such record date plus the number of additional shares of Series A Preferred Stock and/or Equivalent Preferred Stock to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible). In case such subscription price may be paid by delivery of consideration all or part of which may be in a form other than cash, the value of such consideration shall be as determined by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Shares of Series A Preferred Stock owned by or held for the account of the Company or any Subsidiary shall not be deemed outstanding for the purpose of such computation. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price that would then be in effect if such record date had not been fixed.
     (c) In case the Company shall fix a record date for a distribution to all holders of shares of Series A Preferred Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation), evidences of indebtedness, cash (other than a regular quarterly cash dividend out of the earnings or retained earnings of the Company), assets (other than a dividend payable in shares of Series A Preferred

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Stock, but including any dividend payable in stock other than Series A Preferred Stock), or subscription rights, options, or warrants (excluding those referred to in Section 11(b) hereof), then, in each case, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the current market price (as determined pursuant to Section 11(d) hereof) per share of Series A Preferred Stock on such record date minus the fair market value (as determined in good faith by a majority of the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding and conclusive for all purposes on the Rights Agent and the holder of the Rights) of the cash, assets, or evidences of indebtedness so to be distributed or of such subscription rights or warrants distributable in respect of a share of Series A Preferred Stock and the denominator of which shall be such current market price (as determined pursuant to Section 11(d) hereof) per share of Series A Preferred Stock on such record date. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Purchase Price shall be adjusted to be the Purchase Price that would have been in effect if such record date had not been fixed.
     (d) (i) For the purpose of any computation hereunder, the “current market price” per share of any security, including the Common Stock or any Common Equity Interest, on any date shall be deemed to be the average of the daily closing prices per share of such security for the ten consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date; provided, however, if prior to the expiration of such requisite ten Trading Day period, the issuer announces either (A) a dividend or distribution on such security payable in shares of such security or securities convertible into such shares (other than the Rights), or (B) any subdivision, combination, or reclassification of such shares, then, following the ex-dividend date for such dividend or the record date for such subdivision, as the case may be, the “current market price” for such security shall be properly adjusted to take into account such event. The closing price for each day shall be, if the shares of such security are listed and admitted to trading on a national securities exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such shares of such security are listed or admitted to trading or, if such shares are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System (“NASDAQ”) or such other system then in use, or, if on any such date such shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such shares selected by a majority of the Board of Directors. If on any such date no market maker is making a market in such shares, the fair value of such shares on such date as determined in good faith by a majority of the Board of Directors shall be used. If such shares are not publicly held or not so listed or traded, “current market price” per share shall mean the fair value per share as determined in good faith by a majority of the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes. The term “Trading Day” shall mean, if such shares of such security are listed or admitted to trading on any national securities exchange, a day on which the principal national securities exchange on which such shares are listed or admitted to trading is open for the transaction of business or, if such shares are not so listed or admitted, a Business Day.

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     (ii) For the purpose of any computation hereunder, the “current market price” per share of Series A Preferred Stock shall be determined in the same manner as set forth above for Common Stock in clause (i) of this Section 11(d) (other than the fourth sentence thereof). If the current market price per share of Series A Preferred Stock cannot be determined in the manner provided above or if the Series A Preferred Stock is not publicly held or listed or traded in a manner described in clause (i) of this Section 11(d), the “current market price” per share of Series A Preferred Stock shall be conclusively deemed to be the “current market price” per share of the Common Stock multiplied by 1,000 (as such amount may be appropriately adjusted to reflect any stock split, reverse stock split, stock dividend, or any similar transaction with respect to Common Stock occurring after the date of this Agreement. If neither the Common Stock nor the Series A Preferred Stock is publicly held or so listed or traded, “current market price” per share of Series A Preferred Stock shall mean the fair value per share as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. For all purposes of this Agreement, the “current market price” of a Unit of Series A Preferred Stock shall be equal to the “current market price” of one share of Series A Preferred Stock divided by 1,000.
     (e) Anything herein to the contrary notwithstanding, no adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Purchase Price; provided, however, that any adjustments that by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or Common Equity Interest or other share or one-millionth of a share of Series A Preferred Stock, as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction that mandates such adjustment or (ii) the Expiration Date.
     (f) If, as a result of an adjustment made pursuant to Sections 11(a)(ii) or 13(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock other than Series A Preferred Stock, thereafter the number of such other shares so receivable upon exercise of any Right and the Purchase Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Series A Preferred Stock contained in Sections 11(a), (b), (c), (d), (e), (g), (h), (i), (j), (k), (1), and (m), and the provisions of Sections 7, 9, 10, 13, and 14 hereof with respect to the Series A Preferred Stock shall apply on like terms to any such other shares.
     (g) All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of Units of Series A Preferred Stock (or other securities or amount of cash or combination thereof) that may be acquired from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.
     (h) Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11(b)

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and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of Units of Series A Preferred Stock (calculated to the nearest one ten-thousandth of a Unit) obtained by (i) multiplying (x) the number of Units of Series A Preferred Stock covered by a Right immediately prior to this adjustment by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.
     (i) The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights, in lieu of any adjustment in the number of Units of Series A Preferred Stock that may be acquired upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Units of Series A Preferred Stock for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth of a Right) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement, and notify the Rights Agent in writing, of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least ten days later than the date of such public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates to be so distributed shall be issued, executed, and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Purchase Price) and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.
     (j) Irrespective of any adjustment or change in the Purchase Price or the number of Units of Series A Preferred Stock issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Purchase Price per Unit and the number of Units of Series A Preferred Stock that was expressed in the initial Rights Certificates issued hereunder.
     (k) Before taking any action that would cause an adjustment reducing the Purchase Price below the then par value of the number of Units of Series A Preferred Stock issuable upon exercise of the Rights, the Company shall take any corporate action that may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue such fully paid and non-assessable number of Units of Series A Preferred Stock at such adjusted Purchase Price.

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     (l) In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer (and shall notify the Rights Agent in writing of any such election) until the occurrence of such event the issuance to the holder of any Right exercised after such record date of that number of Units of Series A Preferred Stock and shares of other capital stock or securities of the Company, if any, issuable upon such exercise over and above the number of Units of Series A Preferred Stock and shares of other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.
     (m) Anything in this Section 11 to the contrary notwithstanding, prior to the Distribution Date, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that the Board of Directors shall determine that any (i) consolidation or subdivision of the Series A Preferred Stock, (ii) issuance wholly for cash of any shares of Series A Preferred Stock at less than the current market price, (iii) issuance wholly for cash of shares of Series A Preferred Stock or securities that by their terms are convertible into or exchangeable for shares of Series A Preferred Stock, (iv) stock dividends, or (v) issuance of rights, options, or warrants referred to in this Section 11, hereafter made by the Company to holders of its Series A Preferred Stock, shall not be taxable to such holders or shall reduce the taxes payable by such holders.
     (n) The Company shall not, at any time after the Distribution Date, (i) consolidate with any other Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o) hereof), (ii) merge with or into any other Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o) hereof), or (iii) sell or transfer (or permit any Subsidiary to sell or transfer), in one transaction, or a series of transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company and/or any of its direct or indirect, wholly-owned Subsidiaries in one or more transactions, each of which complies with Section 11(o) hereof), if (x) at the time of or immediately after such consolidation, merger, or sale there are any rights, warrants, or other instruments or securities outstanding or agreements in effect that would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights or (y) prior to, simultaneously with, or immediately after such consolidation, merger, or sale, the Person that constitutes, or would constitute, the “Principal Party” for purposes of Section 13(a) hereof shall have distributed or otherwise transferred to its shareholders or other persons holding an equity interest in such Person Rights previously owned by such Person or any of its Affiliates and Associates; provided, however, that this Section 11(n) shall not affect the ability of any Subsidiary of the Company to consolidate with, merge with or into, or sell or transfer assets or earning power to, any other Subsidiary of the Company.
     (o) After the Distribution Date and so long as any Rights shall then be outstanding (other than Rights that have become null and void pursuant to Section 7(e) hereof), the Company shall not, except as permitted by Sections 23, 24, and 27 hereof, take (or permit any Subsidiary of the Company to take) any action if at the time such action is taken it is reasonably foreseeable

25

that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.
     (p) Anything in this Agreement to the contrary notwithstanding, in the event that the Company shall at any time after the Effective Date and prior to the Distribution Date (i) declare a dividend on the outstanding Common Shares payable in Common Shares, (ii) subdivide any outstanding Common Shares, (iii) combine any of the outstanding Common Shares into a smaller number of shares, or (iv) issue any shares of its capital stock in a reclassification of the Common Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), the number of Rights associated with each Common Share then outstanding, or issued or delivered thereafter but prior to the Distribution Date, shall be proportionately adjusted so that the number of Rights thereafter associated with each Common Share following any such event shall equal the result obtained by multiplying the number of Rights associated with each Common Share immediately prior to such event by a fraction the numerator of which shall be the total number of Common Shares outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of Common Shares outstanding immediately following the occurrence of such event. The adjustments provided for in this Section 11(p) shall be made successively whenever such a dividend is declared or paid or such a subdivision, combination, or reclassification is effected. If an event occurs that would require an adjustment under Section 11(a)(ii) and this Section 11(p), the adjustments provided for in this Section 11(p) shall be in addition and prior to any adjustment required pursuant to Section 11(a)(ii).
     Section 12. Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made as provided in Section 11 or Section 13 hereof, the Company shall (a) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts and computations accounting for such adjustment, (b) promptly file with the Rights Agent, and with each transfer agent for the Series A Preferred Stock and the Common Shares, a copy of such certificate and (c) mail a brief summary thereof to each holder of a Rights Certificate (or, if prior to the Distribution Date, to each holder of a certificate representing Common Shares) in accordance with Section 26 hereof. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of, any adjustment or any such event unless and until it shall have received such a certificate.
     Section 13. Consolidation, Merger or Sale or Transfer of Assets or Earning Power.
     (a) At any time after a Person has become an Acquiring Person, in the event that, directly or indirectly, either (x) the Company shall consolidate with, or merge with and into, any other Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o) hereof), and the Company shall not be the continuing or surviving entity of such consolidation or merger, (y) any Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o) hereof) shall consolidate with, or merge with or into, the Company, and the Company shall be the continuing or surviving entity of such consolidation or merger and, in connection with such consolidation or merger, all or part of the outstanding Common Shares shall be converted into or exchanged for stock or other securities of any other Person (or the

26

Company) or cash or any other property or (z) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer) to any Person or Persons (other than the Company or any of its direct or indirect, wholly-owned Subsidiaries in one or more transactions, each of which complies with Section 11(o) hereof), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) (any such event described in (x), (y), or (z) being herein referred to as a “Section 13 Event”); then, and in each such case, proper provision shall be made so that:
     (i) each holder of a Right, except as provided in Section 7(e) hereof, shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price multiplied by the number of Units of Series A Preferred Stock for which a Right is then exercisable, in accordance with the terms of this Agreement and in lieu of Units of Series A Preferred Stock, such number of validly authorized and issued, fully paid, and non-assessable shares of Common Equity Interest of the Principal Party (which shares shall not be subject to any liens, encumbrances, rights of first refusal, transfer restrictions, or other adverse claims) as shall be equal to the result obtained by (1) multiplying such then current Purchase Price by the number of Units of Series A Preferred Stock for which such Right is exercisable immediately prior to the first occurrence of a Section 13 Event (or, if a Section 11(a)(ii) Event has occurred prior to the first occurrence of a Section 13 Event, multiplying the number of such Units of Series A Preferred Stock for which a Right would be exercisable hereunder but for the occurrence of such Section 11(a)(ii) Event by the Purchase Price that would be in effect hereunder but for such first occurrence) and (2) dividing that product (which, following the first occurrence of a Section 13 Event, shall be the “Purchase Price” for all purposes of this Agreement) by 50% of the then current market price (determined pursuant to Section 11(d) hereof) per share of the Common Equity Interest of such Principal Party on the date of consummation of such Section 13 Event;
     (ii) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such Section 13 Event, all the obligations and duties of the Company pursuant to this Agreement;
     (iii) the term “Company” shall thereafter be deemed to refer to such Principal Party, it being specifically intended that the provisions of Section 11 hereof shall apply only to such Principal Party following the first occurrence of a Section 13 Event;
     (iv) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of shares of its Common Equity Interest) in connection with the consummation of any such transaction as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be possible, to its shares of Common Equity Interest thereafter deliverable upon the exercise of the Rights; and
     (v) the provisions of Section 11(a)(ii) hereof shall be of no further effect following the first occurrence of any Section 13 Event, and the Rights that have not

27

theretofore been exercised shall thereafter become exercisable in the manner described in this Section 13.
     (b) “Principal Party” shall mean:
     (i) in the case of any transaction described in clause (x) or (y) of the first sentence of Section 13(a), (A) the Person (including the Company as successor thereto or as the surviving entity) that is the issuer of any securities or other equity interests into which             shares of Common Stock are converted in such merger or consolidation, or, if there is more than one such issuer, the issuer of Common Equity Interest that has the highest aggregate current market price (determined pursuant to Section 11(d) hereof) and (B) if no securities or other equity interests are so issued, the Person (including the Company as successor thereto or as the surviving entity) that is the other constituent party to such merger or consolidation, or, if there is more than one such Person, the Person that is a constituent party to such merger or consolidation, the Common Equity Interest of which has the highest aggregate current market price (determined pursuant to Section 11(d) hereof); and
     (ii) in the case of any transaction described in clause (z) of the first sentence of Section 13(a), the Person that is the party receiving the largest portion of the assets or earning power transferred pursuant to such transaction or transactions, or, if each Person that is a party to such transaction or transactions receives the same portion of the assets or earning power transferred pursuant to such transaction or transactions or if the Person receiving the largest portion of the assets or earning power cannot be determined, whichever Person that has received assets or earning power pursuant to such transaction or transactions, the Common Equity Interest of which has the highest aggregate current market price (determined pursuant to Section 11(d) hereof);
provided, however, that in any such case, (1) if the Common Equity Interest of such Person is not at such time and has not been continuously over the preceding twelve-month period registered under Section 12 of the Exchange Act (“Registered Common Equity Interest”), and such Person is a direct or indirect Subsidiary of another Person that has Registered Common Equity Interest outstanding, “Principal Party” shall refer to such other Person; (2) if the Common Equity Interest of such Person is not Registered Common Equity Interest, and such Person is a direct or indirect Subsidiary of another Person (other than an individual), but is not a direct or indirect Subsidiary of another Person that has Registered Common Equity Interest outstanding, “Principal Party” shall refer to the ultimate parent entity of such first-mentioned Person; (3) if the Common Equity Interest of such Person is not Registered Common Equity Interest, and such Person is directly or indirectly controlled by more than one Person, and one or more of such other Persons has Registered Common Equity Interest outstanding, “Principal Party” shall refer to whichever of such other Persons is the issuer of the Registered Common Equity Interest having the highest aggregate current market price (determined pursuant to Section 11(d) hereof); and (4) if the Common Equity Interest of such Person is not Registered Common Equity Interest, and such Person is directly or indirectly controlled by more than one Person (one or more of which is a Person other than an individual), and none of such other Persons has Registered Common Equity Interest outstanding, “Principal Party” shall refer to whichever ultimate parent entity is the corporation having the greatest stockholders’ equity or, if no such ultimate parent entity is a

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corporation, shall refer to whichever ultimate parent entity is the entity having the greatest net assets.
     (c) The Company shall not consummate any Section 13 Event unless the Principal Party shall have a sufficient number of authorized shares of its Common Equity Interest that have not been issued (or reserved for issuance) or that are held in its treasury to permit the exercise in full of the Rights in accordance with this Section 13, and unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing for the terms set forth in paragraphs (a) and (b) of this Section 13 and further providing that the Principal Party shall use its best efforts to:
     (i) (A) prepare and file on an appropriate form, as soon as practicable following the execution of such agreement, a registration statement under the Securities Act with respect to the shares of Common Equity Interest that may be acquired upon exercise of the Rights, (B) cause such registration statement to remain effective (and to include a prospectus at all times complying with the requirements of the Securities Act) until the Expiration Date, and (C) take such action as may be required to ensure that any acquisition of such shares of Common Equity Interest upon the exercise of the Rights complies with any applicable state security or “Blue Sky” laws as soon as practicable following the execution of such agreement;
     (ii) as soon as practicable after the execution of such agreement, deliver to holders of the Rights historical financial statements for the Principal Party and each of its Affiliates that comply in all respects with the requirements for registration on Form 10 (or any successor form) under the Exchange Act; and
     (iii) obtain any and all regulatory approvals as may be required with respect to the shares of Common Equity Interest securities that may be acquired upon exercise of the Rights.
     (d) In case the Principal Party that is to be a party to a transaction referred to in this Section 13 has at the time of such transaction, or immediately following such transaction will have, a provision in any of its authorized securities or in its certificate of incorporation or by-laws or other instrument governing its affairs, or any other agreements or arrangements, which provision would have the effect of (i) causing such Principal Party to issue, in connection with, or as a consequence of, the consummation of a transaction referred to in this Section 13, shares of Common Equity Interest of such Principal Party at less than the then current market price per share (determined pursuant to Section 11(d) hereof) or securities exercisable for, or convertible into, Common Equity Interest of such Principal Party at less than such then current market price (other than to holders of Rights pursuant to this Section 13); (ii) providing for any special payment, tax, or similar provisions in connection with the issuance of the Common Equity Interest of such Principal Party pursuant to the provisions of Section 13; or (iii) otherwise eliminating or substantially diminishing the benefits intended to be afforded by the Rights in connection with, or as a consequence of, the consummation of a transaction referred to in this Section 13; then, in such event, the Company shall not consummate any such transaction unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing that the provision in question of such

29

Principal Party shall have been cancelled, waived, or amended, or that the authorized securities shall be redeemed, so that the applicable provision will have no effect in connection with, or as a consequence of, the consummation of the proposed transaction.
     (e) The provisions of this Section 13 shall similarly apply to successive mergers or consolidations or sales or other transfers. In the event that a Section 13 Event shall occur at any time after the occurrence of a Section 11(a)(ii) Event, the Rights that have not theretofore been exercised shall thereafter become exercisable in the manner described in Section 13(a).
     Section 14. Fractional Rights; Fractional Shares; Waiver. (a)  The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates that evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the Persons to which such fractional Rights would otherwise be issuable, an amount in cash equal to such fraction of the market value of a whole Right. For purposes of this Section 14(a), the market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date that such fractional Rights would have been otherwise issuable. The closing price of the Rights for any day shall be, if the Rights are listed or admitted to trading on a national securities exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by NASDAQ or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors. If on any such date no such market maker is making a market in the Rights, the fair value of the Rights on such date as determined in good faith by the Board of Directors shall be used and such determination shall be described in a statement filed with the Rights Agent and delivered to the holders of the Rights, which shall be conclusive for all purposes.
     (b) The Company shall not be required to issue fractions of shares of Series A Preferred Stock (other than fractions that are integral multiples of one one-thousandth of a share of Series A Preferred Stock) upon exercise of the Rights or to distribute certificates that evidence such fractional shares of Series A Preferred Stock (other than fractions that are integral multiples of one one-thousandth of a share of Series A Preferred Stock). Subject to Section 7(c)(1) hereof, fractions of shares of Series A Preferred Stock in integral multiples of one one-thousandth of a share of Series A Preferred Stock may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a Depositary Agent selected by it; provided, however, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges, and preferences to which they are entitled as Beneficial Owners of the shares of Series A Preferred Stock represented by such depositary receipts. In lieu of such fractional shares of Series A Preferred Stock that are not integral multiples of one one-thousandth of a share, the Company may pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the then current market price of a share of Series A Preferred Stock on the day of exercise, determined in accordance with Section 11(d) hereof.

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     (c) The holder of a Right, by the acceptance of the Right, expressly waives his right to receive any fractional Rights or any fractional shares upon exercise of a Right, except as permitted by this Section 14.
     Section 15. Rights of Action. All rights of action in respect of this Agreement, other than rights of action vested in the Rights Agent pursuant to Section 18 hereof, are vested in the respective registered holders of the Rights Certificates (and, prior to the Distribution Date, the registered holders of certificates representing Common Shares); and any registered holder of a Rights Certificate (or, prior to the Distribution Date, of a certificate representing Common Shares), without the consent of the Rights Agent or of the holder of any other Rights Certificate (or, prior to the Distribution Date, of a certificate representing Common Shares), may, in his own behalf and for his own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company or any other Person to enforce, or otherwise act in respect of, his right to exercise the Rights evidenced by such Rights Certificate in the manner provided in such Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations hereunder and injunctive relief against actual or threatened violations of the obligations hereunder of any Person subject to this Agreement.
     Section 16. Agreement of Rights Holders. Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:
     (a) prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of Common Shares;
     (b) after the Distribution Date, the Rights Certificates are transferable only on the registry books of the Rights Agent if surrendered at the office of the Rights Agent designated for such purposes, duly endorsed or accompanied by a proper instrument of transfer and with the appropriate forms and certificates duly executed;
     (c) subject to Section 6(a) and Section 7(f) hereof, the Company and the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Distribution Date, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Rights Certificates or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent, subject to the last sentence of Section 7(e) hereof, shall be affected by any notice to the contrary; and
     (d) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree, judgment, or ruling issued by a court of competent jurisdiction or by a governmental, regulatory, or administrative agency or commission, or any statute, rule, regulation, or executive order promulgated or enacted by any

31

governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, the Company must use its best efforts to have any such order, decree, judgment, or ruling lifted or otherwise overturned as promptly as practicable.
     Section 17. Rights Certificate Holder Not Deemed a Stockholder. No holder, as such, of any Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the number of shares of Series A Preferred Stock or any other securities of the Company that may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or, except as provided in Section 25 hereof, to receive notice of meetings or other actions affecting shareholders, or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Rights Certificate shall have been exercised in accordance with the provisions hereof.
     Section 18. Concerning the Rights Agent. (a)  The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses, including reasonable fees and disbursements of counsel and other reasonable disbursements, incurred in the preparation, delivery, amendment, administration, or execution of this Agreement and the acceptance, administration, exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost, or expense (including, without limitation, the reasonable fees and disbursements of counsel), incurred without negligence, bad faith, or willful misconduct on the part of the Rights Agent, for any action taken, suffered, or omitted by the Rights Agent in connection with the acceptance, administration, exercise, and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability hereunder.
     (b) The Rights Agent shall be authorized and protected and shall incur no liability for, or in respect of any action taken, suffered, or omitted by it in connection with, its acceptance and administration of this Agreement and the exercise and performance of its duties hereunder, in reliance upon any Rights Certificate or certificate for shares of Series A Preferred Stock or for other capital stock or securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to have been signed, executed and, where necessary, verified or acknowledged by the proper Person or Persons.
     (c) The provisions of this Section 18 and Section 20 below shall survive the termination of this Agreement, the exercise or expiration of the Rights, and the resignation, replacement, or removal of the Rights Agent.
     Section 19. Merger or Consolidation or Change of Name of Rights Agent. (a)  Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the

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corporate trust or shareholder services businesses of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any document or any further act on the part of any of the parties hereto; provided, however, that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Rights Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of a predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.
     (b) In case at any time the name of the Rights Agent shall be changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.
     Section 20. Duties of Rights Agent. The Rights Agent undertakes to perform only the duties and obligations imposed by this Agreement, upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:
     (a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Company or an employee of the Rights Agent), and the advice or opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to, and the Rights Agent shall incur no liability for or in respect of, any action taken, suffered, or omitted by the Rights Agent in good faith and in accordance with such advice or opinion.
     (b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter (including, without limitation, the identity of an Acquiring Person and the determination of “current market price”) be proved or established by the Company prior to the Rights Agent taking, suffering, or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be specified herein) may be deemed to be conclusively proved and established by a certificate signed by any one of the Chairman of the Board, the Chief Executive Officer, the President, the Vice-Chairman of the Board, the Treasurer, any Assistant Treasurer, the Secretary, or any Assistant Secretary of the Company and delivered to the Rights Agent, and such certificate shall be full and complete authorization and protection to the Rights Agent, and the Rights Agent shall incur no liability, for or in respect of any action taken, suffered, or omitted in good faith by it under the provisions of this Agreement in reliance upon such certificate.

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     (c) The Rights Agent shall be liable hereunder to the Company or any other Person only for its own negligence, bad faith, or willful misconduct. Anything herein to the contrary notwithstanding, in no event shall the Rights Agent be liable for special, punitive, indirect, consequential, or incidental loss or damage of any kind whatsoever (including but not limited to lost profits).
     (d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Rights Certificates or be required to verify the same (except as to its countersignature on such Rights Certificates), but all such statements and recitals are and shall be deemed to have been made by the Company only.
     (e) The Rights Agent shall not have any responsibility for the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent) or for the validity or execution of any Rights Certificate (except its countersignature thereon); nor shall it be responsible for any breach by the Company of any covenant or failure by the Company to satisfy conditions contained in this Agreement or in any Rights Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including Rights becoming void pursuant to Section 7(e) hereof) or any adjustment in the terms of the Rights required under the provisions of Sections 11, 13, 23, or 24 hereof or for the manner, method, or amount of any such change or adjustment or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Rights Certificates after receipt by the Rights Agent of the certificate describing any such adjustment contemplated by Section 12); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Series A Preferred Stock or any other securities to be issued pursuant to this Agreement or any Rights Certificate or as to whether any shares of Series A Preferred Stock or any other securities will, when so issued, be validly authorized and issued, fully paid and non-assessable.
     (f) The Company shall perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further acts, instruments, and assurances as may reasonably be required by the Rights Agent for the performance by the Rights Agent of its duties under this Agreement.
     (g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any one of the Chairman of the Board, the Chief Executive Officer, the President, the Vice-Chairman of the Board, the Secretary, any Assistant Secretary, the Treasurer, or any Assistant Treasurer of the Company, and to apply to such officers for advice or instructions in connection with its duties, and such instructions shall be full authorization and protection to the Rights Agent, and the Rights Agent shall not be liable for or in respect of any action taken, suffered, or omitted by it in good faith in accordance with instructions of any such officer.
     (h) The Rights Agent and any shareholder, affiliate, director, officer, or employee of the Rights Agent may buy, sell, or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though the Rights Agent were not Rights Agent under this Agreement. Nothing herein shall preclude the

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Rights Agent or any such stockholder, affiliate, director, officer, or employee from acting in any other capacity for the Company or for any other Person.
     (i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself (through its directors, officers, and employees) or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect, or misconduct of any such attorneys or agents or for any loss to the Company or any other Person resulting from any such act, default, neglect, or misconduct, absent gross negligence, bad faith, or willful misconduct of the Rights Agent in the selection and continued employment thereof.
     (j) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights hereunder if the Rights Agent shall have reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.
     (k) If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate attached to the form of assignment or form of election to purchase, as the case may be, has not been completed, has not been signed, or indicates an affirmative response to clause 1 and/or 2 thereof, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company. If such certificate has been completed and signed and shows a negative response to clauses 1 and 2 of such certificate, unless previously instructed otherwise in writing by the Company (which instructions may impose on the Rights Agent additional ministerial responsibilities, but no discretionary responsibilities), the Rights Agent may assume without further inquiry that the Rights Certificate is not owned by a person described in Section 4(b) or Section 7(e) hereof and shall not be charged with any knowledge to the contrary.
     Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty days’ prior notice in writing mailed to the Company, and to each transfer agent of the Series A Preferred Stock and the Common Shares, by registered or certified mail, in which case the Company shall give or cause to be given written notice to the registered holders of the Rights Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon thirty days’ prior notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Series A Preferred Stock and the Common Shares, by registered or certified mail, and to the registered holders of the Rights Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his Rights Certificate for inspection by the Company), then any registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a Person organized and doing business under the laws of the United States or any

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state of the United States, in good standing, shall be authorized under such laws to exercise corporate trust, stock transfer, or shareholder services powers, shall be subject to supervision or examination by federal or state authorities, and shall have at the time of its appointment as Rights Agent a combined capital and surplus of at least $50,000,000 or (b) an Affiliate of a Person described in clause (a) of this sentence. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Series A Preferred Stock and the Common Shares, and mail a notice thereof in writing to the registered holders of the Rights Certificates by first-class mail. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent.
     Section 22. Issuance of New Rights Certificates. Notwithstanding any of the provisions of this Agreement or the Rights Certificates to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by a majority of the Board of Directors to reflect any adjustment or change made in accordance with the provisions of this Agreement in the Purchase Price or the number or kind or class of shares or other securities or property that may be acquired under the Rights Certificates. In addition, in connection with the issuance or sale of Common Shares following the Distribution Date and prior to the Expiration Date, the Company (a) shall, with respect to Common Shares so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of securities hereinafter issued by the Company, and (b) may, in any other case, if deemed necessary or appropriate by the Board of Directors, issue Rights Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Rights Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the person to whom such Rights Certificate would be issued, and (ii) no such Rights Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.
     Section 23. Redemption and Termination. (a)  The Board of Directors may, within its sole discretion, at any time prior to the earlier of (i) such time as any Person becomes an Acquiring Person and (ii) the Final Expiration Date, redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.0001 per Right, rounded up to the nearest whole cent, appropriately adjusted to reflect any stock split, reverse stock split, stock dividend, or similar transaction occurring after the date hereof (such redemption price, as adjusted, being hereinafter referred to as the “Redemption Price”). The redemption of the Rights by the Board of Directors pursuant to this paragraph (a) may be made effective at such time, on such basis, and with such conditions as the Board of Directors in its sole discretion may establish. The Company may, at its option, pay the Redemption Price in cash, Common Shares (based on the current market price (determined pursuant to Section 11(d) hereof) of the Common Stock at the

36

time of redemption) or any other form of consideration deemed appropriate by the Board of Directors.
     (b) If the Company receives a Qualified Offer and the Board of Directors of the Company has not redeemed the outstanding Rights or exempted such offer from the terms of this Agreement or called a special meeting of stockholders for the purpose of voting on whether or not to exempt such Qualified Offer from the terms of this Agreement, in each case by the end of the 90 days following the commencement of such Qualified Offer, and if the Company receives, not earlier than 90 days nor later than 120 days following the commencement of such Qualified Offer, a written notice complying with the terms of this Section 23(b) (the “Special Meeting Notice”), properly executed by the holders of record (or their duly authorized proxy) of ten percent (10%) or more of the shares of Common Stock then outstanding (excluding shares of Common Stock beneficially owned by the Person making the Qualified Offer and such Person’s Affiliates and Associates), directing the Board of Directors of the Company to submit to a vote of stockholders at a special meeting of the stockholders of the Company (a “Special Meeting”) a resolution authorizing the redemption of all, but not less than all, of the then outstanding Rights at the Redemption Price (the “Redemption Resolution”), then the Board of Directors of the Company shall take such actions as are necessary or desirable to cause the Redemption Resolution to be submitted to a vote of stockholders within ninety days following receipt by the Company of the Special Meeting Notice (the “Special Meeting Period”), by including a proposal relating to adoption of the Redemption Resolution in the proxy materials of the Company for the Special Meeting; provided, however, that if the Company, at any time during the Special Meeting Period and prior to a vote on the Redemption Resolution, enters into a Definitive Acquisition Agreement, the Special Meeting Period may be extended (and any Special Meeting called in connection therewith may be cancelled) if the Redemption Resolution will be separately submitted to a vote at the same meeting as the Definitive Acquisition Agreement. For purposes of a Special Meeting Notice, the record date for determining eligible holders of record of the Common Stock shall be the ninetieth day following the commencement of a Qualified Offer. Any Special Meeting Notice must be delivered to the Secretary of the Company at the principal executive offices of the Company and must set forth, as to the stockholders of record executing such Special Meeting Notice, (i) the name and address of such stockholders, as they appear on the Company’s books and records, (ii) the number of shares of Common Stock that are owned of record by each of such stockholders and (iii) in the case of Common Stock that is owned beneficially by another Person, an executed certification by the holder of record that such holder has executed such Special Meeting Notice only after obtaining instructions to do so from such beneficial owner. Subject to the requirements of applicable law, the Board of Directors of the Company may take a position in favor of or opposed to the adoption of the Redemption Resolution, or no position with respect to the Redemption Resolution, as it determines to be appropriate in the exercise of its fiduciary duties. In the event that (A) no Person has become an Acquiring Person prior to the effective date of redemption referred to below in this sentence, (B) the Qualified Offer continues to be a Qualified Offer prior to the last day of the Special Meeting Period (the “Outside Meeting Date”) and (C) either (1) the Special Meeting is not held on or prior to the ninetieth day following receipt of the Special Meeting Notice or (2) at the Special Meeting at which a quorum is present, the holders of a majority of the shares of Common Stock outstanding as of the record date for the Special Meeting selected by the Board of Directors of the Company (excluding shares of Common Stock beneficially owned by the Person making the Qualified Offer and such Person’s Affiliates and Associates), shall vote in favor of

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the Redemption Resolution, then all of the Rights shall be deemed redeemed at the Redemption Price by such failure to hold the Special Meeting or as a result of the adoption of the Redemption Resolution by the stockholders of the Company (or the Board of Directors of the Company shall take such other action as may be necessary to prevent the existence of the Rights from interfering with the consummation of the Qualified Offer), such redemption to be effective, as the case may be, (x) as of the close of business on the Outside Meeting Date if a Special Meeting is not held on or prior to such date or (y) if a Special Meeting is held on or prior to the Outside Meeting Date, as of the date on which the results of the vote adopting the Redemption Resolution at the Special Meeting are certified as official by the appointed inspectors of election for the Special Meeting.
     (c) Immediately upon the action of the Board of Directors ordering the redemption of Rights pursuant to paragraph (a) or (b) of this Section 23, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price for each Right held. The Company shall promptly give (i) written notice to the Rights Agent of any such redemption and (ii) public notice of any such redemption; provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within 10 days after such action of the Board of Directors ordering the redemption of the Rights, the Company shall mail a notice of redemption to all the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Shares. Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. Neither the Company nor any of its Affiliates or Associates may redeem, acquire, or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23 or in Section 24 hereof, or other than in connection with the purchase of Common Shares or the conversion or redemption of Common Shares in accordance with the applicable provisions of the Certificate of Incorporation prior to the Distribution Date.
     Section 24. Exchange. (a)  The Board of Directors may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become null and void pursuant to the provisions of Section 7(e) hereof) for Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend, or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the “Exchange Ratio”). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Acquiring Person, together with all Affiliates and Associates of such Acquiring Person, becomes the Beneficial Owner of shares of Voting Stock representing 50% or more of the total Voting Power of the aggregate of all shares of Voting Stock then outstanding.
     (b) Immediately upon the action of the Board of Directors ordering the exchange of any Rights pursuant to paragraph (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock equal to

38

the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give (i) written notice to the Rights Agent of any such exchange and (ii) public notice of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the shares of Common Stock for Rights will be effected and, in the event of any partial exchange, the number of Rights that will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights that have become void pursuant to the provisions of Section 7(e) hereof) held by each holder of Rights.
     (c) In the event that there are not sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 24, the Company shall take all such action as may be necessary to authorize additional shares of Common Stock for issuance upon exchange of the Rights. In the event the Company, after good faith effort, is unable to take all such action as may be necessary to authorize such additional shares of Common Stock, the Company shall substitute Units of Series A Preferred Stock (or Equivalent Preferred Stock) for Common Stock exchangeable for Rights, at the initial rate of one Unit of Series A Preferred Stock (or Equivalent Preferred Stock) for each share of Common Stock, as appropriately adjusted to reflect stock splits, stock dividends, and other similar transactions after the date hereof.
     Section 25. Notice of Certain Events. (a)   In case the Company shall propose, at any time after the Distribution Date, (i) to pay any dividend payable in stock of any class or series to the holders of Series A Preferred Stock or to make any other distribution to the holders of Series A Preferred Stock (other than a regular quarterly cash dividend out of earnings or retained earnings of the Company); (ii) to offer to the holders of Series A Preferred Stock rights or warrants to subscribe for or to purchase any additional shares of Series A Preferred Stock or shares of stock of any class or any other securities, rights or options; (iii) to effect any reclassification of Series A Preferred Stock (other than a reclassification involving only the subdivision of outstanding shares of Series A Preferred Stock); (iv) to effect any consolidation or merger into or with any other Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(o) hereof), or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company and/or any of its Subsidiaries in one or more transactions each of which complies with Section 11(o) hereof); or (v) to effect the liquidation, dissolution or winding up of the Company; then, in each such case, the Company shall give to each registered holder of a Rights Certificate, to the extent feasible, and to the Rights Agent in accordance with Section 26 hereof, a written notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the shares of Series A Preferred Stock if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least ten (10) days

39

prior to the record date for determining holders of the shares of Series A Preferred Stock for purposes of such action, and in the case of any such other action, at least ten (10) days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the shares of Series A Preferred Stock whichever shall be the earlier; provided, however, that no such action shall be taken pursuant to this Section 25(a) that will or would conflict with any provision of the Certificate of Incorporation; provided further, that no such notice shall be required pursuant to this Section 25, if any Subsidiary of the Company effects a consolidation or merger with or into, or effects a sale or other transfer of assets or earnings power to, any other Subsidiary of the Company.
     (b) In case any of the events set forth in Section 11(a)(ii) hereof shall occur, then, in any such case, (i) the Company shall, as soon as practicable thereafter, give to each holder of a Rights Certificate, to the extent feasible, and to the Rights Agent in accordance with Section 26 hereof, a written notice of the occurrence of such event, which notice shall describe such event and the consequences of the event to holders of Rights under Section 11(a)(ii) hereof, and (ii) all references in the preceding Section 25(a) to Series A Preferred Stock shall be deemed to refer, if appropriate, to any other securities that may be acquired upon exercise of a Right.
     (c) In case any Section 13 Event shall occur, then the Company shall, as soon as practicable thereafter, give to each registered holder of a Rights Certificate, to the extent feasible, and to the Rights Agent in accordance with Section 26 hereof, a written notice of the occurrence of such event, which notice shall describe such event and the consequences of such event to holders of Rights under Section 13(a) hereof.
     Section 26. Notices. All notices and other communications provided for hereunder shall, unless otherwise stated herein, be in writing (including by facsimile, telegram or cable) and mailed or sent or delivered, if to the Company, at its address at:
MarketAxess Holdings Inc.
140 Broadway, 42nd Floor
New York, New York 10005
Attention: General Counsel
And if to the Rights Agent, at its address at:
American Stock Transfer & Trust Company, LLC
59 Maiden Lane
New York, NY 10038
Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Rights Certificate (or, if prior to the Distribution Date, to the holder of certificates representing Common Shares) shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company or the Rights Agent, as the case may be.
     Section 27. Supplements and Amendments. Subject to the penultimate sentence of this Section 27, the Company, by action of the Board of Directors, may from time to time supplement or amend this Agreement without the approval of any holders of Rights in order to

40

cure any ambiguity, to correct or supplement any provision contained herein that may be defective or inconsistent with any other provisions herein, to shorten or lengthen any time period hereunder, or to make any other provisions with respect to the Rights that the Company may deem necessary or desirable, any such supplement or amendment to be evidenced by a writing signed by the Company and the Rights Agent; provided, however, that from and after such time as any Person becomes an Acquiring Person, this Agreement shall not be amended in any manner that would adversely affect the interests of the holders of Rights (other than Rights that have become null and void pursuant to Section 7(e) hereof). Without limiting the foregoing, the Company, by action of the Board of Directors, may at any time prior to such time as any Person becomes an Acquiring Person amend this Agreement (A) to make the provisions of this Agreement inapplicable to a particular transaction by which a Person would otherwise become an Acquiring Person or to otherwise alter the terms and conditions of this Agreement as they may apply with respect to any such transaction; and (B) to lower the thresholds set forth in Sections 1(a) and 3(a) to not less than the greater of (i) the sum of .001% and the largest percentage of Voting Power represented by the then outstanding shares of Voting Stock then known by the Company to be Beneficially Owned by any Person (other than a Grandfathered Stockholder, the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any trustee or fiduciary holding shares of Voting Stock for, or pursuant to the terms of, any such plan, acting in such capacity), and (ii) 10%. Upon delivery of a certificate from an appropriate officer of the Company that states that the proposed supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment; provided, however, that no supplement or amendment may be made to Sections 18, 19, 20, or 21 hereof without the consent of the Rights Agent. Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Common Shares.
     Section 28. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.
     Section 29. Determinations and Actions by the Board of Directors. For all purposes of this Agreement, any calculation of the number of shares of any class or series of Voting Stock outstanding at any particular time, including for purposes of determining the particular percentage of outstanding shares of Voting Stock of which any Person is the Beneficial Owner (or the particular percentage of total Voting Power of such outstanding shares of Voting Stock represented by shares of Voting Stock of which any Person is the Beneficial Owner), shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the Exchange Act Regulations as in effect on the date hereof. Except as otherwise specifically provided herein, the Board of Directors shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or to the Company hereunder, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power (i) to interpret the provisions of this Agreement, and (ii) to make all determinations deemed necessary or advisable for the administration of this Agreement. All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) which are done or made by the Board of Directors shall (x) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties, and

41

(y) not subject the Board of Directors or any member thereof to any liability to the holders of the Rights.
     Section 30. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, registered holders of Common Shares) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, registered holders of Common Shares).
     Section 31. Severability. If any term, provision, covenant, or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
     Section 32. Governing Law. This Agreement, each Right, and each Rights Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.
     Section 33. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.
     Section 34. Descriptive Headings. The headings contained in this Agreement are for descriptive purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
[Signature Page To Follow On Next Page]

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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the date first above written.

MARKETAXESS HOLDINGS INC.
By:	/s/ Richard M. McVey
	Name:	Richard M. McVey
	Title:	Chief Executive Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC
By:	/s/ Herbert J. Lemmer
	Name:	Herbert J. Lemmer
	Title:	Vice President